As filed with the Securities and Exchange Commission on November 23, 2005
Registration No. 333-128378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DCP MIDSTREAM PARTNERS, LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	03-0567133
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
370 17th Street, Suite 2775
Denver, Colorado 80202
(303) 633-2900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Michael J. Bradley
President and Chief Executive Officer
370 17th Street, Suite 2775
Denver, Colorado 80202
(303) 633-2900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas P. Mason Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Christopher J. Arntzen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 23, 2005
PROSPECTUS
9,000,000 Common Units
Representing Limited Partner Interests

DCP Midstream Partners, LP is a limited partnership recently formed by Duke Energy Field Services, LLC. This is the initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per unit. The common units have been approved for listing on the New York Stock Exchange under the symbol “DPM.”
Investing in our common units involves risks. Please read “Risk Factors” beginning on page 18.
These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•	Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of supplies of natural gas and natural gas liquids, which are dependent on certain factors beyond our control. Any decrease in supplies of natural gas or natural gas liquids could adversely affect our business and operating results.

•	The cash flow from our Natural Gas Services segment is affected by natural gas, natural gas liquid and condensate prices, and decreases in these prices could adversely affect our ability to make distributions to holders of our common units and subordinated units.

•	We depend on certain natural gas producer customers for a significant portion of our supply of natural gas and natural gas liquids. The loss of any of these customers could result in a decline in our volumes, revenues and cash available for distribution.

•	Duke Energy Field Services, LLC controls our general partner, which has sole responsibility for conducting our business and managing our operations. Duke Energy Field Services, LLC has conflicts of interest, which may permit it to favor its own interests to your detriment.

•	Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $14.32 in tangible net book value per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to DCP Midstream Partners, LP (before expenses)	$	$

(1)	Excludes structuring fee of $ payable to Lehman Brothers Inc. and Citigroup Global Markets Inc.
We have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 9,000,000 common units in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                   , 2005.

Lehman Brothers	Citigroup

UBS Investment Bank	Wachovia Securities

A.G. Edwards	KeyBanc Capital Markets
                        , 2005

Minden Processing Plant

Ada Processing Plant

Ada Gas Gathering System

Seabreeze Pipeline
Black Lake Pipeline
Ada Gas Gathering System
Minden Gas Gathering System
PELICO System
Arkansas
Minden Processing Plant
Perryville Market Hub
Shreveport
Monroe
Ada Processing Plant
Texas
Louisiana
Mont Belvieu Hub
Beaumont
Houston
GULF OF MEXICO

dcp Midstream Partners

i

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY
      This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary may not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters’ option to purchase additional units is not exercised. You should read “Risk Factors” beginning on page 18 for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.
DCP Midstream Partners, LP
Overview
      We are a Delaware limited partnership recently formed by Duke Energy Field Services, LLC to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are currently engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas and the business of transporting and selling natural gas liquids. Supported by our relationship with Duke Energy Field Services, LLC and its parents, Duke Energy Corporation and ConocoPhillips, we intend to acquire and construct additional assets and we have a management team dedicated to executing our growth strategy.
      Our operations are organized into two business segments, Natural Gas Services and NGL Logistics.
      Our Natural Gas Services segment is comprised of our North Louisiana system, which is an approximately 1,430-mile integrated pipeline system located in northern Louisiana and southern Arkansas that gathers, compresses, treats, processes, transports and sells natural gas received from approximately 1,100 receipt points, each of which represents production from one or more wells in the adjacent area, and that sells natural gas liquids. This system consists of the following:

•	the Minden processing plant and gathering system, which includes a cryogenic natural gas processing plant supplied by approximately 700 miles of natural gas gathering pipelines, connected to approximately 460 receipt points, with throughput capacity of approximately 115 MMcf/d;

•	the Ada processing plant and gathering system, which includes a refrigeration natural gas processing plant supplied by approximately 130 miles of natural gas gathering pipelines, connected to approximately 210 receipt points, with throughput capacity of approximately 80 MMcf/d; and

•	the PanEnergy Louisiana Intrastate pipeline system, an approximately 600-mile intrastate natural gas gathering and transportation pipeline with throughput capacity of approximately 250 MMcf/d and connections to the Minden and Ada processing plants and approximately 450 other receipt points. This pipeline system delivers natural gas to multiple interstate and intrastate pipelines, as well as directly to industrial and utility end-use markets.
      Our NGL Logistics segment consists of the following:

•	our Seabreeze pipeline, an approximately 68-mile intrastate natural gas liquid pipeline in Texas with throughput capacity of 33 MBbls/d; and

•	our 45% interest in the Black Lake Pipe Line Company, the owner of an approximately 317-mile interstate natural gas liquid pipeline in Louisiana and Texas with throughput capacity of 40 MBbls/d.
      For the year ended December 31, 2004 and the nine months ended September 30, 2005, we generated net income of approximately $20.4 million and $18.4 million, respectively, and net cash provided by operating activities of $25.6 million and $7.7 million, respectively. Our net income for the year ended December 31, 2004 included a non-cash impairment charge of $4.4 million.

Business Strategies
      Our primary business objective is to increase our cash distribution per unit over time. We intend to accomplish this objective by executing the following business strategies:

•	Optimize: maximize the profitability of existing assets

—	We intend to optimize the profitability of our existing assets by adding new volumes of natural gas and natural gas liquids and undertaking additional initiatives to enhance asset utilization and to improve operating efficiencies.

—	Our natural gas assets and natural gas liquid pipelines have excess capacity, which allows us to increase our throughput volumes at minimal incremental cost.

•	Build: capitalize on organic expansion opportunities

—	We continually evaluate economically attractive organic expansion opportunities in new or existing areas of operation that will allow us to leverage our existing market position, increase the profitability of our existing assets through improved utilization and efficiency, and leverage our core competitiveness in the midstream energy industry.

•	Acquire: pursue strategic and accretive acquisitions

—	We plan to pursue strategic and accretive acquisition opportunities within the midstream energy industry, both in new and existing lines of business and geographic areas of operation.

—	We intend to pursue acquisition opportunities both independently and jointly with Duke Energy Field Services, LLC and its parents, Duke Energy Corporation and ConocoPhillips, and we may also acquire assets directly from them, which will provide us with a broader array of growth opportunities than those available to many of our competitors.
Competitive Strengths
      We believe that we are well positioned to execute our primary business objective and business strategies successfully because of the following competitive strengths:

•	our ability to grow through acquisitions and to access other business opportunities is significantly enhanced by our affiliation with Duke Energy Field Services, LLC, which is one of the largest gatherers of natural gas (based on wellhead volume), the largest producer of natural gas liquids and one of the largest marketers of natural gas liquids in North America, and its parents, Duke Energy Corporation and ConocoPhillips;

•	our assets have strong market positions and are strategically located in areas of high demand for our services;

•	our operations consist of a favorable mix of fee-based and margin-based services, which together with our hedging activities, generate relatively stable cash flows;

•	our ability to provide an integrated package of services to natural gas producers, including natural gas gathering, compression, treating, processing, transportation and sales, provides us with an advantage in competing for new supplies of natural gas because we can provide substantially all of the services producers, marketers and others require to move natural gas and natural gas liquids from wellhead to market on a cost-effective basis;

•	the senior management team and board of directors of our general partner will include some of the most senior officers of Duke Energy Field Services, LLC who, through its previous ownership of the general partner of TEPPCO Partners, L.P. from March 2000 until February 2005, have substantial experience in operating and growing a master limited partnership engaged in the midstream energy industry. During this period, TEPPCO Partners, L.P. diversified into gas gathering and natural gas liquid pipelines and significantly increased its scope of operations and internal growth prospects;

•	our relationship with Duke Energy Field Services, LLC and its parents will provide us with a wide breadth of operational, commercial, technical, risk management and other expertise across a wide range of businesses and geographies; and

•	Duke Energy Field Services, LLC and its parents, Duke Energy Corporation and Conoco Phillips, have strong relationships throughout the energy industry, including with major producers of natural gas and natural gas liquids in the United States, and have established a positive reputation in the energy business which we believe will assist us in our primary business objective.
Summary of Risk Factors
      An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and other risks described under “Risk Factors” beginning on page 18.

Risks Related to Our Business

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•	The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability.

•	The assumptions underlying the forecast of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•	Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of supplies of natural gas and natural gas liquids, which are dependent on certain factors beyond our control. Any decrease in supplies of natural gas or natural gas liquids could adversely affect our business and operating results.

•	The cash flow from our Natural Gas Services segment is affected by natural gas, natural gas liquid and condensate prices, and decreases in these prices could adversely affect our ability to make distributions to holders of our common units and subordinated units.

•	Our hedging activities may have a material adverse effect on our earnings, profitability, cash flows and financial condition.

•	We typically do not obtain independent evaluations of natural gas reserves dedicated to our gathering and pipeline systems; therefore, volumes of natural gas on our systems in the future could be less than we anticipate.

•	We depend on certain natural gas producer customers for a significant portion of our supply of natural gas and natural gas liquids. The loss of any of these customers could result in a decline in our volumes, revenues and cash available for distribution.

•	We may not successfully balance our purchases and sales of natural gas, which would increase our exposure to commodity price risks.

•	If third-party pipelines and other facilities interconnected to our natural gas and natural gas liquid pipelines and facilities become unavailable to transport or produce natural gas and natural gas liquids, our revenues and cash available for distribution could be adversely affected.

Risks Inherent in an Investment in Us

•	Duke Energy Field Services, LLC controls our general partner, which has sole responsibility for conducting our business and managing our operations. Duke Energy Field Services, LLC has conflicts of interest, which may permit it to favor its own interests to your detriment.

•	Duke Energy Field Services, LLC and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.

•	Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units.

•	Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $14.32 in tangible net book value per common unit.

•	We may issue additional units without your approval, which would dilute your existing ownership interests.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

•	An Internal Revenue Service contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any Internal Revenue Service contest will reduce our cash available for distribution to our unitholders.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

•	Tax gain or loss on disposition of common units could be more or less than expected.

Formation Transactions and Partnership Structure
General
      At the closing of this offering the following transactions will occur:

•	Duke Energy Field Services, LLC or its subsidiaries will contribute certain of their assets to us or our subsidiaries;

•	we will issue to Duke Energy Field Services, LLC or its subsidiaries 1,357,143 common units and 7,142,857 subordinated units, representing a 47.6% limited partner interest in us;

•	we will issue to DCP Midstream GP, LP, a subsidiary of Duke Energy Field Services, LLC, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter;

•	we expect to enter into up to a $400 million credit facility consisting of up to a $175 million term loan facility and up to a $250 million revolving credit facility for working capital and other general partnership purposes, including acquisitions, and at the closing of the offering we expect to borrow $61 million under the term loan facility and $110 million under the revolving credit facility;

•	we will enter into an omnibus agreement with Duke Energy Field Services, LLC and our general partner which will address, among other things:

-	our reimbursement of expenses to Duke Energy Field Services, LLC for the payment of certain operating expenses and for providing various general and administrative services; and

-	Duke Energy Field Services, LLC’s and our mutual indemnification of one another for certain environmental and other liabilities;

•	we expect to enter into a natural gas liquids transportation agreement with Duke Energy Field Services, LLC for natural gas liquids transported on our Seabreeze pipeline; and

•	we will issue 9,000,000 common units to the public in this offering, representing a 50.4% limited partner interest in us, and will use the proceeds as described in “Use of Proceeds.”
      DCP Midstream GP, LP, our general partner, has sole responsibility for conducting our business and for managing our operations. Because our general partner is a limited partnership, its general partner, DCP Midstream GP, LLC, will conduct our business and operations, and the board of directors and officers of DCP Midstream GP, LLC will make decisions on our behalf. Duke Energy Field Services, LLC will elect all ten members to the board of directors of DCP Midstream GP, LLC, with four directors meeting the independence standards established by the New York Stock Exchange. For more information about these individuals, please read “Management — Directors and Executive Officers” beginning on page 119.
      As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. We will have one direct subsidiary initially, DCP Midstream Operating, LP, a limited partnership that will conduct business through itself and its subsidiaries.
      The diagram on the following page depicts our organization and ownership after giving effect to the offering and the related formation transactions.

Organizational Structure After the Transactions
Ownership of DCP Midstream Partners, LP(1)

Public Common Units	50.4%
Duke Energy Field Services, LLC and Subsidiaries Common and Subordinated Units	47.6%
General Partner Units	2.0%

Total	100.0%

(1)	Assuming no exercise of the underwriters’ option to purchase additional common units.

Principal Executive Offices and Internet Address
      Our principal executive offices are located at 370 17th Street, Suite 2775, Denver, Colorado 80202 and our telephone number is (303) 633-2900. Our website is located at www.dcppartners.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Summary of Conflicts of Interest and Fiduciary Duties
      General. DCP Midstream GP, LP, our general partner, has a legal duty to manage us in a manner beneficial to holders of our common units and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by Duke Energy Field Services, LLC, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to Duke Energy Field Services, LLC. As a result of this relationship, conflicts of interest may arise in the future between us and holders of our common units and subordinated units, on the one hand, and our general partner and its affiliates on the other hand. For example, our general partner will be entitled to make determinations that affect our ability to make cash distributions, including determinations related to:

•	the manner in which our business is operated;

•	the level of our borrowings and the amount;

•	the amount, nature and timing of our capital expenditures;

•	asset purchases and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.
      These determinations will have an effect on the amount of cash distributions we make to the holders of common units which in turn has an effect on whether our general partner receives incentive cash distributions as discussed below.
      Partnership Agreement Modifications to Fiduciary Duties. Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our common units and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common units and subordinated units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to holders of our common units and subordinated units. Our partnership agreement also provides that Duke Energy Field Services, LLC, Duke Energy Corporation, ConocoPhillips or their affiliates are not restricted from competing with us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.
      For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 130.
Our General Partner’s Rights to Receive Incentive Distributions
      Incentive Distributions. In addition to its 2% general partner interest, our general partner holds the incentive distribution rights, which are non-voting limited partner interests that represent the right to receive an increasing percentage of quarterly distributions of available cash as higher target distribution levels of cash have been distributed to the unitholders. The following table shows how our available cash from operating surplus is allocated among our unitholders and the general partner as higher target distribution levels are met:

		Marginal Percentage Interest
		in Distributions

	Total Quarterly		General Partner
	Distribution
	Per Unit		General	Incentive
			Partner	Distribution
	Target Distribution Level	Unitholders	Interest	Rights

Minimum Quarterly Distribution	$0.35	98%	2%	0%
First Target Distribution	up to $0.4025	98%	2%	0%
Second Target Distribution	above $0.4025 up to $0.4375	85%	2%	13%
Third Target Distribution	above $0.4375 up to $0.525	75%	2%	23%
Thereafter	above $0.525	50%	2%	48%
      For a more detailed description of the incentive distribution rights, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights” beginning on page 60.
      Our General Partner’s Right to Reset the Target Distribution Levels. Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. As a result, following a reset, we would distribute all of our available cash from operating surplus for each quarter thereafter as follows (assuming our general partner maintains its 2% general partner interest):

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
      In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner’s Rights to Reset Target Distribution Levels” beginning on page 61.
      Effects of Resetting the Target Distribution Levels. Following the reset of these target distribution levels, our general partner would not be entitled to receive any incentive distributions from us until these new higher target distribution levels are achieved on all outstanding common units and the newly-issued Class B units. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights. In this situation, our general partner may desire to be issued Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels.
      The receipt of cash distributions on the same priority as our common units may be more advantageous for our general partner as compared with the right to receive incentive distribution payments based on the initial target distribution levels that may be less certain to be achieved in the then current business environment. As a result of the issuance of Class B units having the same priority with respect to cash distributions as our common units, a reset election and concurrent issuance of Class B units to our general partner may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner.
      Our general partner will have the right to reset the target distribution levels and receive Class B units in connection with this reset without the approval of the conflicts committee of the board of directors of our general partner or our unitholders.
      For a more detailed discussion of the risks associated with our general partner’s right to reset the incentive distribution levels, please read “Risk Factors — Risks Inherent in an Investment in Us — Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations” on page 32.

The Offering

Common units offered to the public	9,000,000 common units.

Common units subject to the underwriters’ option to purchase additional common units	If the underwriters exercise their option to purchase additional units in full, we will issue 1,350,000 additional common units to the public and redeem 1,350,000 common units from a subsidiary of Duke Energy Field Services, LLC, who may be deemed to be a selling unitholder in this offering. Please read “Selling Unitholder” on page 166.

Units outstanding after this offering	10,357,143 common units and 7,142,857 subordinated units, representing 58.0% and 40.0%, respectively, limited partner interests in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $168.3 million from this offering, after deducting underwriting discounts and a structuring fee but before paying offering expenses to:

• purchase $61.0 million of United States Treasury and other qualifying securities, which will be assigned as collateral to secure the term loan portion of our credit facility;

• pay approximately $4.7 million of expenses associated with the offering and related formation transactions;

• use approximately $53.9 million to fund payables;

• distribute approximately $8.0 million in cash to subsidiaries of Duke Energy Field Services as reimbursement for capital expenditures incurred by subsidiaries of Duke Energy Field Services prior to this offering related to the assets to be contributed to us upon the closing of this offering, which distribution will be made in partial consideration of the assets contributed to us upon the closing of this offering; and

• use the remaining amount of approximately $40.7 million to fund future capital expenditures (including potential acquisitions), working capital and other general partnership purposes.

We also anticipate that we will borrow approximately $110.0 million under our revolving credit facility and approximately $61.0 million under our term loan facility upon the closing of this offering, and we will distribute the aggregate amount of the proceeds of such borrowings to subsidiaries of Duke Energy Field Services, which distribution will be made in partial consideration of the assets contributed to us upon the closing of this offering.

If the underwriters’ option to purchase additional common units is exercised, we will (1) use the net proceeds to purchase an equivalent amount of United States Treasury and other qualifying securities, which will be assigned as collateral to secure the additional term loan borrowings described below and (2) borrow an additional amount under the term loan portion of our credit facility equal to the net proceeds to be received from the exercise of the underwriters’ option. The proceeds of the additional term loan borrowings will be used to redeem from a subsidiary of Duke Energy Field Services, LLC a number of common units equal to the number of common units issued upon exercise of the underwriters’ option, at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and a structuring fee.

Cash distributions	Our general partner will adopt a cash distribution policy that will require us to pay cash distributions at an initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) through December 31, 2006 to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay cash distributions at this initial distribution rate is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. Our partnership agreement also requires that we distribute all of our available cash from operating surplus each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.4025.

If cash distributions to our unitholders exceed $0.4025 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57.

The amount of pro forma available cash generated during the year ended December 31, 2004 and the twelve months ended September 30, 2005 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and 92.2% and 89.2%, respectively, of the minimum quarterly distribution on our subordinated units during those periods. Please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.

We believe that, based on the Statement of Forecasted Results of Operations and Cash Flows for the Twelve Months Ending

December 31, 2006 included under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43, we will have sufficient cash available for distribution to make cash distributions for the four quarters ending December 31, 2006 at the initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) on all common units and subordinated units.

Subordinated units	A subsidiary of Duke Energy Field Services, LLC will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 per unit only after the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2010. The subordination period may also end on or after December 31, 2008, if certain financial tests are met as described below but the subordination period will not end prior to December 31, 2008 under any circumstances other than upon the removal of our general partner other than for cause and the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we have earned and paid at least $1.40 on each outstanding unit and general partner unit for any two consecutive, non-overlapping four-quarter periods ending on or after December 31, 2007, 50% of the subordinated units will convert into common units at the end of such period. In addition, if we have earned and paid at least $1.75 (125% of the annualized minimum quarterly distribution) on each outstanding unit and general partner unit for any two consecutive, non-overlapping four-quarter periods ending on or after December 31, 2008, an additional 50% of the subordinated units will convert into common units at the end of such period. The early conversion of the second 50% of the subordinated units may not occur until at least one year after the early conversion of the first 50% of the subordinated units.

Issuance of additional units	We can issue an unlimited number of units without the consent of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 152 and “The Partnership Agreement — Issuance of Additional Securities” beginning on page 142.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 48.6% of our common and subordinated units. This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights” beginning on page 140.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.40 per unit, we estimate that your average allocable federal taxable income per year will be no more than $0.42 per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” beginning on page 155.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences” beginning on page 153.

Exchange listing	The common units have been approved for listing on the New York Stock Exchange under the symbol “DPM.”

Summary Historical and Pro Forma Financial and Operating Data
      The following table shows summary historical financial and operating data of DCP Midstream Partners Predecessor and pro forma financial data of DCP Midstream Partners, LP for the periods and as of the dates indicated. The historical financial statements included in this prospectus beginning on page F-9 reflect the assets, liabilities and operations to be contributed to us by Duke Energy Field Services, LLC and its wholly-owned subsidiaries upon the closing of this offering. We refer to these assets, liabilities and operations as DCP Midstream Partners Predecessor. The summary historical financial data as of December 31, 2003 and 2004 and as of September 30, 2005, as well as the summary historical financial data for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005, are derived from the audited financial statements of DCP Midstream Partners Predecessor. The summary historical financial data as of December 31, 2002 and for the nine months ended September 30, 2004 are derived from the unaudited financial statements of DCP Midstream Partners Predecessor. The summary pro forma financial data for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are derived from the unaudited pro forma financial statements of DCP Midstream Partners, LP included in this prospectus beginning on page F-2. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2005, in the case of the pro forma balance sheet, or as of January 1, 2004, in the case of the pro forma statement of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004. These transactions include:

•	the issuance by us of common units to the public;

•	the payment of estimated underwriting commissions and other expenses;

•	the proceeds received from borrowings under our new credit facility;

•	the distribution to Duke Energy Field Services, LLC of a portion of the net proceeds from this offering and from borrowings under our new credit facility;

•	the purchase of United States Treasury and other qualifying securities;

•	the retention by Duke Energy Field Services, LLC of DCP Midstream Partners Predecessor’s accounts receivable and a 5% interest in the Black Lake Pipe Line Company; and

•	the execution of a transportation agreement related to the Seabreeze pipeline between us and Duke Energy Field Services, LLC.
      The following table includes the non-GAAP financial measures of (1) EBITDA, (2) gross margin and (3) segment gross margin. For a definition of the measures and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please read “— Non-GAAP Financial Measures” beginning on page 16.

	DCP Midstream Partners Predecessor
						DCP Midstream Partners, LP
						Pro Forma
				Nine
				Months			Nine
	Year Ended			Ended			Months
	December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

	($ in millions except per unit and operating data)
Statement of Operations Data:
Sales of natural gas, NGLs and condensate	$283.2	$454.0	$489.7	$354.4	$494.2	$333.5	$351.0
Transportation and processing	14.3	18.6	19.9	15.0	16.7	23.4	19.4
Gains and (losses) from non-trading derivative activity	(0.3)	2.5	(0.1)	(0.1)	—	(0.1)	—

Total operating revenues	297.2	475.1	509.5	369.3	510.9	356.8	370.4
Purchases of natural gas and NGLs	256.8	430.6	452.6	327.5	464.4	299.7	323.9

Gross margin	40.4	44.5	56.9	41.8	46.5	57.1	46.5
Operating and maintenance expense	14.0	15.0	13.6	9.7	11.5	13.6	11.5
General and administrative expense	6.1	7.1	6.5	4.8	8.2	6.5	8.2
Earnings from equity method investment	0.5	0.4	0.6	0.4	0.4	0.5	0.4
Impairment of equity method investment	—	—	4.4	4.4	—	4.0	—

EBITDA	20.8	22.8	33.0	23.3	27.2	33.5	27.2
Depreciation and amortization expense	12.3	12.8	12.6	9.4	8.8	12.6	8.8
Interest expense, net	—	—	—	—	—	3.1	3.5

Net income	$8.5	$10.0	$20.4	$13.9	$18.4	$17.8	$14.9

Pro forma net income per limited partner unit						$0.99	$0.83
Segment Financial and Operating Data:
Natural Gas Services Segment:
Financial data:
Segment gross margin	$39.1	$42.2	$53.6	$39.3	$43.8
Operating data:
Natural gas throughput (MMcf/d)	363	348	328	332	339
NGL gross production (Bbls/d)	4,186	4,381	4,690	4,652	4,795
NGL Logistics Segment:
Financial data:
Segment gross margin	$1.3	$2.3	$3.3	$2.5	$2.7
Operating data:
Seabreeze throughput (Bbls/d)	7,206	14,685	14,966	14,903	15,334
Black Lake throughput - 50% interest (Bbls/d) (a)	5,099	5,547	5,256	5,237	4,972
Balance Sheet Data (at period end):
Property, plant and equipment, net	$193.5	$181.9	$172.0		$168.8		$168.8
Total assets	$249.3	$239.5	$241.1		$278.4		$339.2
Accounts payable	$26.0	$35.5	$39.8		$53.9		$53.9
Long-term debt	—	—	—		—		$171.0
Partners’ capital/Net parent equity	$220.7	$201.1	$198.4		$214.2		$104.0
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$21.3	$30.8	$25.6	$26.3	$7.7
Investing activities	$(22.4)	$(1.2)	$(2.5)	$(0.3)	$(4.7)
Financing activities	$1.1	$(29.6)	$(23.1)	$(26.0)	$(3.0)

(a)	Represents 50% of the throughput volumes of the Black Lake pipeline. Following this offering, we will own a 45% interest in the Black Lake Pipe Line Company.

Non-GAAP Financial Measures
      We include in this prospectus the non-GAAP financial measures (1) EBITDA, (2) gross margin and (3) segment gross margin. We provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures as calculated and presented in accordance with GAAP.
      We define EBITDA as net income plus net interest expense and depreciation and amortization expense. EBITDA is used as a supplemental liquidity measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, make cash distributions to our unitholders and general partner and finance maintenance capital expenditures. EBITDA is also a financial measurement that we expect will be reported to our lenders and used as a gauge for compliance with some of our anticipated financial covenants under our credit facility. Our EBITDA may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.
      EBITDA is also used as a supplemental performance measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy industry, without regard to financing methods or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
      EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations.
      We define gross margin as total operating revenues less purchases of natural gas and natural gas liquids, and we define segment gross margin for each segment as total operating revenues for that segment less purchases of natural gas and natural gas liquids for that segment. Our gross margin equals the sum of our segment gross margins.
      Gross margin is included as a supplemental disclosure because it is a primary performance measure used by management as it represents the results of product sales and purchases, a key component of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

						Pro Forma
				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2002	2003	2004	2004	2005	2004	2005

	($ in millions)
Reconciliation of “EBITDA” to net cash provided by operating activities:
Net cash provided by operating activities	$21.3	$30.8	$25.6	$26.3	$7.7
Changes in operating working capital which (provided) used cash:
Accounts receivable	10.9	2.1	15.7	(2.6)	33.7
Accounts payable	(10.8)	(9.2)	(3.8)	4.8	(14.1)
Net unrealized gains (losses) on non-trading derivative and hedging transactions	—	0.5	(0.6)	(0.3)	0.1
Other, including changes in noncurrent assets and liabilities	(0.6)	(1.4)	(3.9)	(4.9)	(0.2)

EBITDA	$20.8	$22.8	$33.0	$23.3	$27.2

Reconciliation of “EBITDA” to net income:
Net income	$8.5	$10.0	$20.4	$13.9	$18.4	$17.8	$14.9
Add:
Interest expense, net	—	—	—	—	—	3.1	3.5
Depreciation and amortization expense	12.3	12.8	12.6	9.4	8.8	12.6	8.8

EBITDA	$20.8	$22.8	$33.0	$23.3	$27.2	$33.5	$27.2

Reconciliation of “gross margin” to operating income:
Operating Income	$8.0	$9.6	$24.2	$17.9	$18.0	$24.4	$18.0
Add:
Operating and maintenance expense	14.0	15.0	13.6	9.7	11.5	13.6	11.5
Depreciation and amortization expense	12.3	12.8	12.6	9.4	8.8	12.6	8.8
General and administrative expense	6.1	7.1	6.5	4.8	8.2	6.5	8.2

Gross margin	$40.4	$44.5	$56.9	$41.8	$46.5	$57.1	$46.5

Reconciliation of “segment gross margin” to segment net income:
Natural Gas Services segment:
Net income	$13.6	$15.6	$28.5	$21.1	$24.2
Add: Depreciation and amortization expense	11.8	11.9	11.7	8.7	8.3
Operating and maintenance expense	13.7	14.7	13.4	9.5	11.3

Segment gross margin	$39.1	$42.2	$53.6	$39.3	$43.8

NGL Logistics segment:
Net income (loss)	$1.0	$1.5	$(1.6)	$(2.4)	$2.4
Add:
Depreciation and amortization expense	0.5	0.9	0.9	0.7	0.5
Operating and maintenance expense	0.3	0.3	0.2	0.2	0.2
Impairment of equity method investment	—	—	4.4	4.4	—
Less: Earnings from equity method investment	0.5	0.4	0.6	0.4	0.4

Segment gross margin	$1.3	$2.3	$3.3	$2.5	$2.7

RISK FACTORS
      Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.
      If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Related to Our Business
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.
      In order to make our cash distributions at our initial distribution rate of $0.35 per common unit per complete quarter, or $1.40 per unit per year, we will require available cash of approximately $6.25 million per quarter, or $25.0 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering, whether or not the underwriters exercise their option to purchase additional common units. We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the fees we charge and the margins we realize for our services;

•	the prices of, level of production of, and demand for, natural gas, natural gas liquids, or NGLs, and condensate;

•	the volume of natural gas we gather, treat, compress, process, transport and sell, and the volume of NGLs we transport and sell;

•	the relationship between natural gas and NGL prices;

•	the level of competition from other midstream energy companies;

•	the level of our operating and maintenance and general and administrative costs; and

•	prevailing economic conditions.
      In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements; and

•	the amount of cash reserves established by our general partner.

      For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.
The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability.
      You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.
      The amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $25.0 million. The amount of our pro forma available cash generated during the year ended December 31, 2004 and the twelve months ended September 30, 2005 would have been sufficient to allow us to pay the full minimum quarterly distribution on our common units but only 92.2% and 89.2%, respectively, of the minimum quarterly distribution on our subordinated units during such periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results for 2004, please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43.
The assumptions underlying the forecast of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.
      The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43 includes our forecasted results of operations, EBITDA and cash available for distribution for the twelve months ending December 31, 2006. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.
Because of the natural decline in production from existing wells, our success depends on our ability to obtain new sources of supplies of natural gas and NGLs, which are dependent on certain factors beyond our control. Any decrease in supplies of natural gas or NGLs could adversely affect our business and operating results.
      Our gathering and transportation pipeline systems are connected to or dependent on the level of production from natural gas wells, from which production will naturally decline over time. As a result, our cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on our gathering and transportation pipeline systems and NGL pipelines and the asset utilization rates at our natural gas processing plants, we must continually obtain new supplies. The primary factors affecting our ability to obtain new supplies of natural gas and NGLs and attract new customers to our assets include: (1) the level of successful drilling activity near these systems and (2) our ability to compete for volumes from successful new wells.
      The level of drilling activity is dependent on economic and business factors beyond our control. The primary factor that impacts drilling decisions is natural gas prices. Currently, natural gas prices are high in relation to historical prices. For example, the rolling twelve-month average NYMEX daily settlement price of natural gas has increased from $4.10 per MMBtu as of June 30, 2000 to $12.20 per MMBtu as of September 30, 2005. If the high price for natural gas were to decline, the level of drilling activity could decrease. A sustained decline in natural gas prices could result in a decrease in exploration and development activities in the fields served by our gathering and pipeline transportation systems and our natural gas treating and processing plants, which would lead to reduced utilization of these assets. Other factors that impact production decisions include producers’ capital budgets, the ability of producers to obtain necessary drilling and other governmental permits, and regulatory changes. Because of these factors, even if new natural gas reserves are discovered in areas served by our assets, producers may choose not to develop those reserves. If we are not able to obtain new supplies of natural gas to replace the natural decline in volumes from existing wells due to reductions in drilling activity or competition, throughput on our pipelines and the utilization rates of our treating and processing facilities would decline, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
The cash flow from our Natural Gas Services segment is affected by natural gas, NGL and condensate prices, and decreases in these prices could adversely affect our ability to make distributions to holders of our common units and subordinated units.
      Our Natural Gas Services segment is affected by the level of natural gas, NGL and condensate prices. NGL and condensate prices generally fluctuate on a basis that correlates to fluctuations in crude oil prices. In the past, the prices of natural gas and crude oil have been extremely volatile, and we expect this volatility to continue. The NYMEX daily settlement price for natural gas for the forward month contract in 2004 ranged from a high of $8.14 per MMBtu to a low of $4.40 per MMBtu. In the first nine months of 2005, the same index ranged from a high of $14.50 per MMBtu to a low of $5.50 per MMBtu. The NYMEX daily settlement price for crude oil for the forward month contract in 2004 ranged from a high of $56.17 per barrel to a low of $32.48 per barrel. In the first nine months of 2005, the same index ranged from a high of $69.81 per barrel to a low of $42.12 per barrel. The markets and prices for natural gas, NGLs, condensate and crude oil depend upon factors beyond our control. These factors include demand for these commodities, which fluctuate with changes in market and economic conditions and other factors, including:

•	the impact of weather;

•	the level of domestic and offshore production;

•	the availability of imported natural gas, NGLs and crude oil;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.
      Our primary natural gas gathering and processing arrangements that expose us to commodity price risk are our percentage-of-proceeds arrangements. For the nine months ended September 30, 2005, our percentage-of-proceeds arrangements accounted for approximately 48% of our gross margin and 20% of our natural gas volume for our Natural Gas Services segment. Under percentage-of-proceeds arrangements, we generally purchase natural gas from producers for an agreed percentage of the proceeds from the sale of residue gas and NGLs resulting from our processing activities, and then sell the resulting residue gas and NGLs at market prices. Under these types of arrangements, our revenues and our cash flows increase or decrease, whichever is applicable, as the price of natural gas and NGLs fluctuate. We have hedged approximately 80% of our anticipated natural gas and NGL commodity price risk associated with these arrangements through 2010. Additionally, as part of our gathering operations, we recover and sell condensate. The margins we earn from condensate sales are directly correlated with crude oil prices. We have hedged approximately 80% of our anticipated condensate commodity price risk through 2010. For additional information regarding our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.”

Our hedging activities may have a material adverse effect on our earnings, profitability, cash flows and financial condition.
      We have hedged approximately 80% of our expected natural gas and NGL commodity price risk relating to our percentage of proceeds gathering and processing contracts through 2010 by entering into derivative financial instruments relating to the future price of natural gas and crude oil. In addition, we have hedged approximately 80% of our expected condensate commodity price risk relating to condensate recovered from our gathering operations through 2010 by entering into derivative financial instruments relating to the future price of crude oil. The intent of these arrangements is to reduce the volatility in our cash flows resulting from fluctuations in commodity prices.
      For periods after 2010, our management will evaluate whether to enter into any new hedging arrangements, but there can be no assurance that we will enter into any new hedging arrangement or that our future hedging arrangements will be on terms similar to our existing hedging arrangements. Also, we may seek in the future to further limit our exposure to changes in natural gas, NGL and condensate commodity prices and we may seek to limit our exposure to changes in interest rates by using financial derivative instruments and other hedging mechanisms from time to time. To the extent we hedge our commodity price and interest rate risk, we will forego the benefits we would otherwise experience if commodity prices or interest rates were to change in our favor.
      Despite our hedging program, we remain exposed to risks associated with fluctuations in commodity prices. The extent of our commodity price risk is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual natural gas, NGL and condensate prices that we realize in our operations. Furthermore, we have entered into derivative transactions related to only a portion of the volume of our expected natural gas supply and production of NGLs and condensate from our processing plants; as a result, we will continue to have direct commodity price risk to the unhedged portion. Our actual future production may be significantly higher or lower than we estimate at the time we entered into the derivative transactions for that period. If the actual amount is higher than we estimate, we will have greater commodity price risk than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a reduction of our liquidity.
      As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, even though our management monitors our hedging activities, these activities can result in substantial losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the applicable hedging arrangement, the hedging arrangement is imperfect or ineffective, or our hedging policies and procedures are not properly followed or do not work as planned. We cannot assure you that the steps we take to monitor our hedging activities will detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved. For additional information regarding our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.”
We typically do not obtain independent evaluations of natural gas reserves dedicated to our gathering and pipeline systems; therefore, volumes of natural gas on our systems in the future could be less than we anticipate.
      We typically do not obtain independent evaluations of natural gas reserves connected to our systems due to the unwillingness of producers to provide reserve information as well as the cost of such evaluations. Accordingly, we do not have independent estimates of total reserves dedicated to our systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to our gathering systems is less than we anticipate and we are unable to secure additional sources of natural gas, then the volumes of natural gas on our systems in the future could be less than we anticipate. A decline in the volumes of natural gas on our systems could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to you.
We depend on certain natural gas producer customers for a significant portion of our supply of natural gas and NGLs. The loss of any of these customers could result in a decline in our volumes, revenues and cash available for distribution.
      We rely on certain natural gas producer customers for a significant portion of our natural gas and NGL supply. Our two largest suppliers for the year ended December 31, 2004, Anadarko Petroleum Corporation and ConocoPhillips, accounted for approximately 26% and 22%, respectively, of our 2004 natural gas supply and approximately 29% and 20%, respectively, of our natural gas supply for the nine months ended September 30, 2005 in our Natural Gas segment. Our largest NGL supplier, an affiliate of The Williams Companies, Inc., accounted for approximately 64% and 59% of our NGL supply for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively, in our NGL Logistics segment. While some of these customers are subject to long-term contracts, we may be unable to negotiate extensions or replacements of these contracts, on favorable terms, if at all. The loss of all or even a portion of the natural gas volumes supplied by these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations and financial condition, unless we were able to acquire comparable volumes from other sources.
We may not be able to grow or effectively manage our growth.
      A principal focus of our strategy is to continue to grow the per unit distribution on our units by expanding our business. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•	identify businesses engaged in managing, operating or owning pipelines, processing and storage assets or other midstream assets for acquisitions, joint ventures and construction projects;

•	consummate accretive acquisitions or joint ventures and complete construction projects;

•	appropriately identify any liabilities associated with any acquired businesses or assets;

•	integrate any acquired or constructed businesses or assets successfully with our existing operations and into our operating and financial systems and controls;

•	hire, train and retain qualified personnel to manage and operate our growing business; and

•	obtain required financing for our existing and new operations.
      A deficiency in any of these factors could adversely affect our ability to achieve growth in the level of our cash flows or realize benefits from acquisitions, joint ventures or construction projects. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. In addition, Duke Energy Field Services, LLC, which we refer to as Duke Energy Field Services, and its affiliates are not restricted from competing with us. Duke Energy Field Services and its affiliates may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.
We may not successfully balance our purchases and sales of natural gas, which would increase our exposure to commodity price risks.
      We purchase from producers and other customers a substantial amount of the natural gas that flows through our natural gas gathering, processing and transportation systems for resale to third parties, including natural gas marketers and end-users. We may not be successful in balancing our purchases and sales. A producer or supplier could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these actions could cause our purchases and sales to be unbalanced. While we attempt to balance our purchases and sales, if our purchases and sales are unbalanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income and cash flows.
Our NGL pipelines could be adversely affected by any decrease in NGL prices relative to the price of natural gas.
      The profitability of our NGL pipelines is dependent on the level of production of NGLs from processing plants connected to our NGL pipelines. When natural gas prices are high relative to NGL prices, it is less profitable to process natural gas because of the higher value of natural gas compared to the value of NGLs and because of the increased cost (principally that of natural gas as a feedstock and fuel) of separating the mixed NGLs from the natural gas. As a result, we may experience periods in which higher natural gas prices reduce the volume of natural gas processed at plants connected to our NGL pipelines, which would reduce the volumes and gross margins attributable to our NGL pipelines.
If third-party pipelines and other facilities interconnected to our natural gas and NGL pipelines and facilities become unavailable to transport or produce natural gas and NGLs, our revenues and cash available for distribution could be adversely affected.
      We depend upon third party pipelines and other facilities that provide delivery options to and from our pipelines and facilities for the benefit of our customers. For example, the volumes of NGLs that are transported on our Seabreeze pipeline and the Black Lake pipeline are dependent upon a number of processing plants and NGL pipelines owned and operated by Duke Energy Field Services and other third parties, including Williams’ Markham Gas Plant, Enterprise Products’ Matagorda Plant, TEPPCO Partners, L.P.’s South Dean NGL pipeline, Regency Intrastate Gas, LLC’s Dubach processing plant and Chesapeake Energy Corporation’s Black Lake processing plant. In addition, our PanEnergy Louisiana Intrastate pipeline system, which we refer to as the PELICO pipeline system, is interconnected to several third-party intrastate and interstate pipelines, including pipelines owned by Southern Natural Gas Company, Texas Gas Transmission, LLC, CenterPoint Energy Mississippi River Transmission Corporation, Texas Eastern Transmission LP, CenterPoint Energy Gas Transmission Company, Crosstex LIG, LLC, Gulf South Pipeline Company, Tennessee Natural Gas Company and Regency Intrastate Gas, LLC. Since we do not own or operate any of these pipelines or other facilities, their continuing operation is not within our control. If any of these third-party pipelines and other facilities become unavailable to transport or produce natural gas and NGLs, our revenues and cash available for distribution could be adversely affected. For example, throughput for our Seabreeze pipeline was negatively impacted by a shut down of the South Dean NGL pipeline from March 2004 until June 2005 due to pipeline integrity repairs, which have now been completed.
Our industry is highly competitive, and increased competitive pressure could adversely affect our business and operating results.
      We compete with similar enterprises in our respective areas of operation. Some of our competitors are large oil, natural gas and petrochemical companies that have greater financial resources and access to supplies of natural gas and NGLs than we do. Some of these competitors may expand or construct gathering, processing and transportation systems that would create additional competition for the services we provide to our customers. In addition, our customers who are significant producers of natural gas may develop their own gathering, processing and transportation systems in lieu of using ours. Likewise, our customers who produce NGLs may develop their own systems to transport NGLs in lieu of using ours. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors and our customers. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.
      Our natural gas gathering and intrastate transportation operations are generally exempt from Federal Energy Regulatory Commission, or FERC, regulation under the Natural Gas Act of 1938, or NGA, except for Section 311 as discussed below, but FERC regulation still affects these businesses and the markets for products derived from these businesses. FERC’s policies and practices across the range of its oil and natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate oil and natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation, so, in such a circumstance, the classification and regulation of some of our gathering facilities and intrastate transportation pipelines may be subject to change based on future determinations by FERC and the courts.
      In addition, the rates, terms and conditions of some of the transportation services we provide on our PELICO pipeline system is subject to FERC regulation under Section 311 of the Natural Gas Policy Act, or NGPA. Under Section 311, rates charged for transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest. The PELICO system is currently charging rates for its Section 311 transportation services that were deemed fair and equitable under a rate settlement with FERC. The PELICO system is obligated to make a new rate filing in 2006, at which time the rates, terms and conditions of the PELICO system’s Section 311 transportation services may be subject to change. The Black Lake pipeline system is an interstate transporter of NGLs and is subject to FERC jurisdiction under the Interstate Commerce Act and the Elkins Act. For more information regarding regulation of our operations, please read “Business — Regulation of Operations” beginning on page 112.
      Other state and local regulations also affect our business. Our non-proprietary gathering lines are subject to ratable take and common purchaser statutes in Louisiana. Ratable take statutes generally require gatherers to take, without undue discrimination, oil or natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict our right as an owner of gathering facilities to decide with whom we contract to purchase or transport oil or natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. The states in which we operate have adopted complaint-based regulation of oil and natural gas gathering activities, which allows oil and natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to oil and natural gas gathering access and rate discrimination. Other state regulations may not directly regulate our business, but may nonetheless affect the availability of natural gas for purchase, processing and sale, including state regulation of production rates and maximum daily production allowable from gas wells. While our proprietary gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge proprietary status of a line, or the rates, terms and conditions of a gathering line providing transportation service. Please read “Business — Regulation of Operations” beginning on page 112.
We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances or hydrocarbons into the environment.
      Our operations are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (1) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (2) the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws that impose requirements for the discharge of waste from our facilities and (3) the Comprehensive Environmental Response Compensation and Liability Act of 1980, or

CERCLA, also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental regulations, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.
      There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, and historical industry operations and waste disposal practices. For example, an accidental release from one of our facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover these costs from insurance or from indemnification from Duke Energy Field Services. Please read “Business — Environmental Matters” beginning on page 114.
We may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.
      Pursuant to the Pipeline Safety Improvement Act of 2002, the United States Department of Transportation (“DOT”) has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.
      We currently estimate that we will incur costs of approximately $6.1 million between 2006 and 2010 to implement pipeline integrity management program testing along certain segments of our natural gas and NGL pipelines. This does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial. While Duke Energy Field Services has agreed to indemnify us for certain repair costs relating to the Black Lake pipeline and our Seabreeze pipelines resulting from such testing program, the actual costs of making such repairs, including any lost cash flows resulting from shutting down our pipelines during the pendency of such repairs, could substantially exceed the amount of such indemnity. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Indemnification.”
      We currently transport all of the NGLs produced at our Minden plant on the Black Lake pipeline. According, in the event that the Black Lake pipeline becomes inoperable due to any necessary repairs resulting from our integrity testing program or for any other reason for any significant period of time, we would need transport NGLs by other means. The Minden plant has an existing alternate pipeline connection that would permit the transportation of NGLs to a local fractionator for processing and distribution with sufficient pipeline takeaway and fractionation capacity to handle all of the Minden plan’s NGL production.

We do not, however, currently have commercial arrangements in place with the alternative pipeline. While we believe we could establish alternate transportation arrangements on competitive terms, there can be no assurance that we will in fact be able to enter into such arrangements on favorable terms in the future.
Our construction of new assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.
      One of the ways we intend to grow our business is through the construction of new midstream assets. The construction of additions or modifications to our existing systems, and the construction of new midstream assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a new pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since we are not engaged in the exploration for and development of natural gas and oil reserves, we often do not have access to third-party estimates of potential reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production in our decision to construct additions to our systems, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, the construction of additions to our existing gathering and transportation assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new natural gas supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, our cash flows could be adversely affected.
If we do not make acquisitions on economically acceptable terms, our future growth will be limited.
      Our ability to grow depends, in part, on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.
      Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

      If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.
      Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of energy assets by industry participants. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our operations and cash flows available for distribution to our unitholders.
We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.
      We do not own all of the land on which our pipelines and facilities have been constructed, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights of way or if such rights of way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to you.
Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.
      Our operations are subject to many hazards inherent in the gathering, compressing, treating, processing and transporting of natural gas and NGLs, including:

•	damage to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of natural gas, NGLs and other hydrocarbons or losses of natural gas or NGLs as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.
      These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations. We are not fully insured against all risks inherent to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur which may include toxic tort claims, other than those considered to be sudden and accidental. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition. In addition, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

Our costs may increase in the event that our credit obligations under hedging and other contractual arrangements are not guaranteed by Duke Energy Field Services.
      Duke Energy Field Services has provided a guaranty to the third party counterparties for the financial hedging arrangements that we have entered into for the purpose of hedging our exposure to fluctuations in commodity prices through late 2010. Duke Energy Field Services is only required to maintain its credit support for our obligations related to derivative financial instruments, such as commodity price hedging contracts, that are in effect as of the closing of this offering until the earlier to occur of the fifth anniversary of the closing of this offering or such time as we obtain an investment grade credit rating from either Moody’s Investor Services, Inc. or Standard & Poor’s Ratings Group. As a result, we anticipate that Duke Energy Field Services will not provide a guaranty of any replacement hedging arrangements after the termination of the hedging arrangements that we have contracted to be in place through late 2010. In such event, we would expect that it could be more costly for us to manage our commodity price risk through certain types of financial hedging arrangements unless we are able to achieve creditworthiness at that time similar to the current creditworthiness of Duke Energy Field Services. Duke Energy Field Services also provides credit support under some of our commercial arrangements with third parties. Duke Energy Field Services is only required to maintain its credit support for our obligations related to commercial contracts with respect to our business or operations that are in effect at the closing of this offering until the expiration of such contracts. As a result, we anticipate that as these commercial arrangements expire or are renewed or replaced by new commercial arrangements, Duke Energy Field Services would not continue to provide credit support. In such event, we may need to provide our own credit support arrangements, which may increase our costs. Duke Energy Field Services is under no obligation to provide any new or additional credit support to us.
Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
      At the closing of this offering, we expect to enter into up to a $400 million credit facility, consisting of up to a $175 million term loan facility and up to a $250 million revolving credit facility for working capital and other general partnership purposes, and to borrow $61 million under the term loan facility and $110 million under the revolving credit facility. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a portion of our cash flow to make interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.
      Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service debt under our revolving credit facility will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate with movements in interest rate markets. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms, or at all.

Restrictions in our credit facility will limit our ability to make distributions to you and may limit our ability to capitalize on acquisitions and other business opportunities.
      Our new credit facility will contain covenants limiting our ability to make distributions, incur indebtedness, grant liens, make acquisitions, investments or dispositions and engage in transactions with affiliates. Furthermore, our credit facility will contain covenants requiring us to maintain certain financial ratios and tests. Any subsequent replacement of our credit facility or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements” beginning on page 89.
Increases in interest rates, which have recently experienced record lows, could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.
      The credit markets recently have experienced 50-year record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will continue to tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.
Due to our lack of industry and geographic diversification, adverse developments in our midstream operations or operating areas would reduce our ability to make distributions to our unitholders.
      We rely on the revenues generated from our midstream energy businesses, and as a result, our financial condition depends upon prices of, and continued demand for, natural gas, NGLs and condensate. Furthermore, all of our assets are located in northern Louisiana, southern Arkansas and eastern Texas. Due to our lack of diversification in industry type and location, an adverse development in one of these businesses or operating areas would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.
We are exposed to the credit risks of our key producer customers, and any material nonpayment or nonperformance by our key producer customers could reduce our ability to make distributions to our unitholders.
      We are subject to risks of loss resulting from nonpayment or nonperformance by our producer customers. Any material nonpayment or nonperformance by our key producer customers could reduce our ability to make distributions to our unitholders. Furthermore, some of our producer customers may be highly leveraged and subject to their own operating and regulatory risks, which could increase the risk that they may default on their obligations to us.
Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.
      The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001 or the recent attacks in London, and the threat of future terrorist attacks on our industry in general, and on us in particular, is not known at this time. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

      Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.
Risks Inherent in an Investment in Us
Duke Energy Field Services controls our general partner, which has sole responsibility for conducting our business and managing our operations. Duke Energy Field Services has conflicts of interest, which may permit it to favor its own interests to your detriment.
      Following the offering, Duke Energy Field Services will own and control our general partner. Some of our general partner’s directors, and some of its executive officers, are directors or officers of Duke Energy Field Services or its parents. Therefore, conflicts of interest may arise between Duke Energy Field Services and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Duke Energy Field Services to pursue a business strategy that favors us. Duke Energy Field Services’ directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of Duke Energy Field Services, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as Duke Energy Field Services and its affiliates, in resolving conflicts of interest;

•	Duke Energy Field Services and its affiliates, including Duke Energy Corporation, which we refer to as Duke Energy, and ConocoPhillips, are not limited in their ability to compete with us. Please read “— Duke Energy Field Services and its affiliates are not limited in their ability to compete with us” beginning on page 31;

•	Our general partner may make a determination to receive a quantity of our Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57.

•	some officers of Duke Energy Field Services who provide services to us also will devote significant time to the business of Duke Energy Field Services, and will be compensated by Duke Energy Field Services for the services rendered to it;

•	our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
      Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 130.
Duke Energy Field Services and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.
      Neither our partnership agreement nor the omnibus agreement between us, Duke Energy Field Services and others will prohibit Duke Energy Field Services and its affiliates, including Duke Energy and ConocoPhillips, from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Duke Energy Field Services and its affiliates, including Duke Energy and ConocoPhillips, may acquire, construct or dispose of additional midstream or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Each of these entities is a large, established participant in the midstream energy business, and each has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisition candidates. As a result, competition from these entities could adversely impact our results of operations and cash available for distribution. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 130.
Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.
      Pursuant to an omnibus agreement we will enter into with Duke Energy Field Services, our general partner and others upon the closing of this offering, Duke Energy Field Services will receive reimbursement for the payment of operating expenses related to our operations and for the provision of various general and administrative services for our benefit. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.” In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.
Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units.
      Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owner, Duke Energy Field Services. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement permits our general partner to make a number of decisions either in its individual capacity, as opposed to in its capacity as our general partner or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include:

•	the exercise of its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, a number of Class B units that are convertible at any time following the first anniversary of the issuance of these Class B units into common units;

•	its limited call right;

•	its voting rights with respect to the units it owns;

•	its registration rights; and

•	and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.
      By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” beginning on page 135.
Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
      Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.
Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.
      Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.
      In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner Interest and Incentive Distribution Rights” beginning on page 60.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of DCP Midstream GP, LLC will be chosen by the members of DCP Midstream GP, LLC. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
      The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own 48.6% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.
      Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.
      Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner or DCP Midstream GP, LLC, from transferring all or a portion of their respective ownership interest in our general partner or DCP Midstream GP, LLC to a third party. The new owners of our general partner or DCP Midstream GP, LLC would then be in a position to replace the board of directors and officers of DCP Midstream GP, LLC with its own choices and thereby influence the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $14.32 in tangible net book value per common unit.
      The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $5.68 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $14.32 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution” beginning on page 41.

We may issue additional units without your approval, which would dilute your existing ownership interests.
      Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Affiliates of our general partner may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.
      After the sale of the common units offered hereby, management of our general partner and Duke Energy Field Services and its affiliates will hold an aggregate of 1,357,143 common units and 7,142,857 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately 13.1% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 48.6% of our aggregate outstanding common and subordinated units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right” beginning on page 148.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
      A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
      For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability” beginning on page 141.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.
      Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We will incur increased costs as a result of being a publicly-traded company.
      We have no history operating as a publicly-traded company. As a publicly-traded company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of publicly-traded companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly-traded company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $8.4 million of estimated incremental costs per year, some of which will be allocated to us by Duke Energy Field Services, associated with being a publicly-traded company for purposes of our financial forecast included elsewhere in this prospectus; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate.
Tax Risks to Common Unitholders
      In addition to reading the following risk factors, you should read “Material Tax Consequences” beginning on page 153 for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.
      The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.
      Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.
      We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
      Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on disposition of common units could be more or less than expected.
      If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
      Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
      Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation and amortization positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 158.

Unitholders may be subject to state and local taxes and return filing requirements.
      In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in the States of Louisiana, Texas and Arkansas. Each of these states, other than Texas, currently imposes a personal income tax as well as an income tax on corporations and other entities. Texas imposes a franchise tax (which is based in part on net income) on corporations and limited liability companies. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.
      We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS
      We expect to receive net proceeds of approximately $168.3 million from the sale of 9,000,000 common units offered by this prospectus, after deducting underwriting discounts and a structuring fee but before paying offering expenses. Our estimates assume an initial public offering price of $20.00 per common unit and no exercise of the underwriters’ option to purchase additional common units. We anticipate using the aggregate net proceeds of this offering to:

•	purchase $61.0 million of United States Treasury and other qualifying securities, which will be assigned as collateral to secure the term loan portion of our credit facility;

•	pay approximately $4.7 million of expenses associated with the offering and related formation transactions;

•	use approximately $53.9 million to fund payables;

•	distribute approximately $8.0 million in cash to subsidiaries of Duke Energy Field Services as reimbursement for capital expenditures incurred by subsidiaries of Duke Energy Field Services prior to this offering related to the assets to be contributed to us upon the closing of this offering, which distribution will be made in partial consideration of the assets contributed to us upon the closing of this offering; and

•	use the remaining proceeds of approximately $40.7 million to fund future capital expenditures (including potential acquisitions), working capital and other general partnership purposes.
      We also anticipate that we borrow approximately $110.0 million under our revolving credit facility and approximately $61.0 million under our term loan facility upon the closing of this offering, and we will distribute the aggregate amount of the proceeds of such borrowings to subsidiaries of Duke Energy Field Services, which distribution will be made in partial consideration of the assets contributed to us upon the closing of this offering. Please see “Certain Relationships and Related Party Transactions — Distributions and Payments to our General Partner and its Affiliates” on page 125.
      The anticipated borrowing of approximately $61.0 million under the term loan facility upon the closing of this offering and the use of an equal amount of net proceeds of this offering to purchase United States Treasury and other qualifying securities will enable us to make a tax efficient distribution to affiliates of Duke Energy Field Services. The United States Treasury and other qualifying securities purchased will be assigned as collateral to secure the term loan borrowings. The interest we receive from our ownership of these United States Treasury and other qualifying securities will partially offset our cost of borrowings under the term loan facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Description of Credit Agreement” beginning on page 90.
      If the underwriters’ option to purchase additional common units is exercised, we will (1) use the net proceeds from the sale of these additional units to purchase an equivalent amount of United States Treasury and other qualifying securities and (2) borrow an additional amount under the term loan facility equal to the net proceeds to be received from the exercise of the underwriters’ option. The United States Treasury and other qualifying securities purchased will be assigned as collateral to secure the term loan borrowings. The proceeds of the additional term loan borrowings will be used to redeem from a subsidiary of Duke Energy Field Services a number of common units equal to the number of common units issued upon exercise of the underwriters’ option, at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and a structuring fee.
      If the underwriters’ option to purchase additional common units is exercised in full, we would receive approximately $25.2 million of net proceeds from the sale of these common units (assuming an initial public offering price of $20.00) and, accordingly, we would use this amount to purchase United States Treasury and other qualifying securities, and we would borrow an equal amount under our term loan facility, which borrowings would be used to redeem common units as described above.

CAPITALIZATION
      The following table shows:

•	the cash and long-term investments and the capitalization of DCP Midstream Partners Predecessor as of September 30, 2005; and

•	our pro forma cash and long-term investments and capitalization as of September 30, 2005, as adjusted to reflect this offering, the other transactions described under “Summary — Formation Transactions and Partnership Structure — General” and the application of the net proceeds from this offering as described under “Use of Proceeds.”
      We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 70.

	As of September 30, 2005

	Historical	Pro Forma

	($ in millions)
Cash	$—	$94.6
Long-term investments	—	61.0

Total cash and long-term investments	$—	$155.6

Long-term debt:
Revolving credit facility	$—	$110.0
Term loan facility	—	61.0

Total long-term debt	$—	$171.0

Total partners’ capital/net parent equity:
Net parent equity	$214.2	$—
Common units — public	—	164.0
Common units — sponsor	—	(9.3)
Subordinated units — sponsor	—	(48.7)
General partner interest	—	(2.4)

Total partners’ capital/net parent investment	214.2	103.6

Total capitalization	$214.2	$274.6

DILUTION
      Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2005, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $101.4 million, or $5.68 per common unit. Net tangible book value excludes $2.6 million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per common unit before the offering(a)	$23.94
Decrease in net tangible book value per common unit attributable to purchasers in the offering	(18.26)

Less: Pro forma net tangible book value per common unit after the offering(b)		5.68

Immediate dilution in tangible net book value per common unit to new investors		$14.32

(a)	Determined by dividing the number of units and general partner units (1,357,143 common units, 7,142,857 subordinated units and 357,143 general partner units) to be issued to a subsidiary of Duke Energy Field Services for its contribution of assets and liabilities to DCP Midstream Partners, LP into the net tangible book value of the contributed assets and liabilities.

(b)	Determined by dividing the total number of units and general partner units to be outstanding after the offering (10,357,143 common units, 7,142,857 subordinated units and 357,143 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.
      The following table sets forth the number of units that we will issue and the total consideration contributed to us by affiliates of our general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

	($ in millions)
General partner and affiliates (a)(b)	8,857,143	49.6%	$(60.4)	(50.50)%
New investors	9,000,000	50.4%	180.0	150.50%

Total	17,857,143	100.0%	$119.6	100.00%

(a)	The common and subordinated units and general partner units acquired by our general partner and its affiliates consist of 1,357,143 common units and 7,142,857 subordinated units and 357,143 general partner units.

(b)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2005, after giving effect to the application of the net proceeds of this offering and the retention of accounts receivable and a 5% interest in the Black Lake Pipe Line Company by affiliates of our general partner, is as follows:

($ in millions)

Net parent investment	$213.8
Less: Payment to affiliates of our general partner from the net proceeds of the offering and borrowings under the credit facility	(179.0)
Less: The retention by affiliates of our general partner of accounts receivable and a 5% interest in the Black Lake Pipe Line Company	(95.2)

Total consideration	$(60.4)

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
      You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.
      For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, our unaudited historical financial statements for the nine months ended September 30, 2004, and our unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2004 and nine months ended September 30, 2005, included elsewhere in this prospectus.
General
      Rationale for Our Cash Distribution Policy. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.
      Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy is subject to restrictions on distributions under our new credit facility. Specifically, the agreement related to our credit facility contains material financial tests and covenants that we must satisfy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Description of Credit Agreement.” Should we be unable to satisfy these restrictions under our credit facility or if we are otherwise in default under our credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our board of directors will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution rights, if any, voting as a class (including common units held by affiliates of Duke Energy Field Services) after the subordination period has ended. At the closing of this offering, a subsidiary of Duke Energy Field Services will own our general partner and approximately 48.6% of our outstanding common units and subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	We own a 45% interest in the Black Lake Pipe Line Company, Duke Energy Field Services owns a 5% interest and BP owns the other 50% interest. Black Lake Pipe Line Company is required by the terms of its partnership agreement to make monthly cash distributions equal to 100% of its available cash, which is defined as receipts less disbursements plus any reduction in cash reserves or minus any increase in cash reserves. BP, as the operator of this company, makes all of these determinations. As a result, we generally do not have any control over the amount or timing of cash distributions made by Black Lake Pipe Line Company. The partnership agreement of Black Lake Pipe Line Company may not be amended without the approval of us and BP. In anticipation of a pipeline integrity project, Black Lake Pipe Line Company suspended making monthly cash distributions in December 2004 in order to reserve cash to pay the expenses of this project. We expect that this project will be completed in 2006 and the monthly cash distributions will resume following the completion of this project.
      Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital. We expect that we will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement or our credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.
Our Initial Distribution Rate
      Upon completion of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.35 per unit per complete quarter, or $1.40 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter through the quarter ending December 31, 2006. This equates to an aggregate cash distribution of $6.25 million per quarter or $25.0 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. If the underwriters’ option to purchase additional common units is exercised, an equivalent number of common units will be redeemed. Accordingly, the exercise of the underwriters’ option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate on all units. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

      The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis).

		Distributions
	Number of
	Units	One Quarter	Four Quarters

Publicly held common units	9,000,000	$3,150,000	$12,600,000
Common units held by Duke Energy Field Services	1,357,143	475,000	1,900,000
Subordinated units held by Duke Energy Field Services	7,142,857	2,500,000	10,000,000
General partner units held by Duke Energy Field Services	357,143	125,000	500,000

Total	17,857,143	$6,250,000	$25,000,000

      The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2010. The subordination period may also end on or after December 31, 2008, if certain financial tests are met but the subordination period will not end prior to December 31, 2008 under any circumstances except if our general partner is removed without cause and the units held by our general partner and its affiliates are not voted in favor of such removal. Please read the “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”
      We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our partnership agreement requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, comply with applicable law, any of our debt instruments or other agreements or provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57.
      If distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future except that, to the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to make cash distributions to holders of our common units at the initial distribution rate, we will use this excess available cash to pay these deficiencies related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”
      Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including these related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirements to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.
      Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement may be amended with the approval of our general partner and holders of a majority of our outstanding common units and any Class B units issued upon the reset of the incentive distribution rights, voting together as a class.
      As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.
      We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through December 31, 2005 based on the actual length of the period.
      In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.35 per unit each quarter through the quarter ending December 31, 2006. In those sections, we present three tables, consisting of:

•	“Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution for our fiscal year ended December 31, 2004 and the twelve months ended September 30, 2005, derived from our unaudited pro forma financial statements that are included in this prospectus beginning on page F-2, which unaudited pro forma financial statements are based on the audited historical financial statements of DCP Midstream Partners Predecessor for the year ended December 31, 2004 and for the nine months ended September 30, 2005, as adjusted to give pro forma effect to:

-	the transactions to be completed as of the closing of this offering, including the incurrences of approximately $171.0 million of indebtedness under our new credit facility; and

-	this offering and the application of the net proceeds as described under “Use of Proceeds.”

•	“Statement of Forecasted Results of Operations for the Twelve Months Ending December 31, 2006,” in which we present our financial forecast of our results of operations and the minimum estimated EBITDA necessary for us to pay distributions at the initial distribution rate on all units for the twelve months ending December 31, 2006, and the significant assumptions upon which the forecast is based; and

•	“Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2006,” in which we present our estimate of the minimum amount of EBITDA necessary for us to pay distributions at the initial distribution rate on all units for the twelve months ending December 31, 2006.
Unaudited Pro Forma Available Cash for Year Ended December 31, 2004 and Twelve Months Ended September 30, 2005
      If we had completed the transactions contemplated in this prospectus on January 1, 2004, pro forma available cash generated during the year ended December 31, 2004 would have been approximately $24.2 million. This amount would have been sufficient to make a cash distribution for 2004 at the initial rate of $0.35 per unit per quarter (or $1.40 per unit on an annualized basis) on all of the common units and a cash distribution of $0.3226 per unit per quarter (or $1.29 on an annualized basis) on all of the subordinated units.
      If we had completed the transactions contemplated in this prospectus on October 1, 2004, our pro forma available cash for the twelve months ended September 30, 2005 would have been approximately $23.9 million. This amount would have been sufficient to make a cash distribution for the twelve months ended September 30, 2005 at the initial distribution rate of $0.35 per unit per quarter (or $1.40 per unit on an annualized basis) on all of the common units and a cash distribution of $0.3123 per unit per quarter (or $1.25 on an annualized basis) on all of the subordinated units. Pro forma available cash for the two historical periods described above does not include the benefit of our commodity price hedges, as described in more detail in “— Assumptions and Considerations.”
      Unaudited pro forma available cash from operating surplus includes an incremental general and administrative expense we will incur as a result of being a publicly traded limited partnership, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We expect this incremental general and administrative expense initially to total approximately $8.4 million per year, some of which will be allocated to us by Duke Energy Field Services. Approximately $0.7 million of the $8.4 million in incremental general and administrative expense is a non-cash expense related to awards to be granted under our Long-Term Incentive Plan.
      The following table illustrates, on a pro forma basis, for the year ended December 31, 2004 and for the twelve months ended September 30, 2005, the amount of available cash that would have been available for distributions to our unitholders, assuming in each case that this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.
      We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in earlier periods.
DCP Midstream Partners, LP
Unaudited Pro Forma Available Cash

	Year Ended	Twelve Months
	December 31,	Ended
	2004	September 30, 2005

	($ in millions, except per unit data)
Net Cash Provided by Operating Activities (a)	$25.6	$7.0
Net changes in working capital accounts, including net changes in price risk management assets and liabilities (b)	11.2	29.5
Non-cash impairment of equity method investment (f)	(4.4)	—
Other, including changes in noncurrent assets and liabilities	0.6	0.4

EBITDA (c)	$33.0	$36.9
Incremental general and administrative expense of being a public company (d)	(7.7)	(7.7)
Expenses incurred relating to the offering (e)	—	2.7
Non-cash impairment of equity method investment (f)	4.4	—

	Year Ended		Twelve Months
	December 31,		Ended
	2004		September 30, 2005

	($ in millions, except per unit data)
Pro forma net cash interest expense (g)	(3.0)		(4.3)
Maintenance capital expenditures (h)	(1.9)		(3.1)
Earnings in excess of distributions received from equity investments	(0.6)		(0.6)

Pro Forma Available Cash	$24.2		$23.9

Pro Forma Cash Distributions:
Distributions per unit (i)	$1.40		$1.40

Distributions to public common unitholders (i)	$12.6		$12.6
Distributions to Duke Energy Field Services (i)	12.4		12.4

Total distributions (i)	$25.0		$25.0

Excess (shortfall) (j)	$(0.8)		$(1.1)

Interest coverage ratio (k)	11.0	x	8.6	x
Leverage ratio (k)	3.3	x	3.0	x

(a)	Reflects net cash provided by operating activities of DCP Midstream Partners Predecessor derived from its historical combined financial statements for the periods indicated without giving pro forma effect to the offering and the related transactions.

(b)	At the closing of this offering, we will have a revolving credit facility that provides for an aggregate of up to $250 million in borrowing availability. As we will utilize this facility to satisfy our working capital needs, thereby allowing us to avoid using cash flow from operations to satisfy our working capital needs, we do not reflect any pro forma adjustments to cash available for distributions as a result of these requirements.

(c)	EBITDA is defined as net income plus net interest expense and depreciation and amortization expense. Net changes in working capital accounts and other, including changes in noncurrent assets and liabilities, are not included in EBITDA, and thus are reconciling items in the reconciliation of Net Cash Provided by Operating Activities and EBITDA. Please read “Summary — Non-GAAP Financial Measures.”

(d)	Reflects an adjustment to our EBITDA for an estimated incremental cash expense associated with being a publicly traded limited partnership, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

(e)	Represents an adjustment to our EBITDA for the portion of costs associated with this offering, that were incurred during the third quarter of 2005.

(f)	Represents an impairment to our equity method investment in Black Lake Pipe Line Company. Our investment in the Black Lake Pipe Line Company was analyzed during the third quarter of 2004 and determined to be impaired. As a result, this investment was written down to fair value which was determined based on management’s best estimates of discounted future cash flows.

(g)	Reflects on a net basis the interest expense related to borrowings under our credit facility made in connection with this offering and the interest income related to the short-term investments we intend to purchase with a portion of the proceeds from this offering.

(h)	Includes actual maintenance capital expenditures of $1.9 million and $3.1 million for the year ended December 31, 2004 and the twelve months ended September 30, 2005, respectively. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows.

In addition, we made expansion capital expenditures of $1.2 million and $4.5 million for the year ended December 31, 2004 and the twelve months ended September 30, 2005, respectively. Expansion capital expenditures are made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. These expenditures were funded by cash contributions from our parent, Duke Energy Field Services, and are not included in our Pro Forma Available Cash calculation.

(i)	The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the estimated per unit and aggregate distribution amounts payable on our common units, subordinated units and general partner units for four quarters at our initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis).

		Distributions for
		Four Quarters
	Number of
	Units	Per Unit	Aggregate

Pro forma distributions on publicly held common units	9,000,000	$1.40	$12,600,000
Pro forma distributions on common units held by Duke Energy Field Services	1,357,143	$1.40	1,900,000
Pro forma distribution on subordinated units held by Duke Energy Field Services	7,142,857	$1.40	10,000,000
Pro forma distribution on general partner units	357,143	$1.40	500,000

Total	17,857,143		$25,000,000

(j)	Pro forma cash distributions are based on an assumed distribution of $0.35 per common unit per quarter and, due to our general partner’s right to receive incentive distributions when distributions exceed $0.4025 per common unit, not all cash available for distribution in excess of the $0.4025 per common unit per quarter would be distributed to holders of common units and subordinated units.

(k)	In connection with the closing of this offering, our operating partnership will enter into a credit agreement in an aggregate principal amount of up to $400.0 million. There will be two facilities under our credit agreement, including a term loan facility of up to $175.0 million and a revolving credit facility of up to $250.0 million.

The credit agreement will contain financial covenants requiring us to maintain:

•	an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as defined in the credit agreement) of not less than 3.0 to 1.0, determined as of the last day of each quarter for the four-quarter period ending on the date of determination; and

•	a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case as defined in the credit agreement) of not more than 4.75 to 1.0 (or, on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions and/or qualified capital expenditures, not more than 5.25 to 1.0).

On a pro forma basis for the year ended December 31, 2004 and the twelve months ended September 30, 2005, we would have been in compliance with these covenants.
Financial Forecast for the Twelve Months Ending December 31, 2006
      Set forth below is a financial forecast of the expected results of operations, EBITDA and cash available for distribution for DCP Midstream Partners, LP for the twelve months ending December 31, 2006. Our financial forecast presents, to the best of our knowledge and belief, the expected results of operations,

EBITDA and cash available for distribution for DCP Midstream Partners, LP for the forecast period. EBITDA is defined as net income, plus interest expense and depreciation and amortization expense.
      Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2006. The assumptions disclosed below under “Assumptions and Considerations” are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the initial distribution rate stated in our cash distribution policy. In order to fund distributions to our unitholders at our initial rate of $1.40 per common unit for the twelve months ending December 31, 2006, our minimum estimated EBITDA for the twelve months ending December 31, 2006 must be at least $32.6 million. As set forth in the table below, we forecast that our EBITDA for this period will be approximately $35.9 million.
      We do not as a matter of course make public projections as to future operations, earnings, or other results. However, management has prepared the prospective financial information set forth below to present the forecasted results of operations and cash flow for the twelve months ending December 31, 2006 in order to forecast the amount of cash available for distribution to our unitholders for that period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.
      Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
      When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors” beginning on page 18. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.
      We are providing the financial forecast to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the twelve month period ending December 31, 2006 at our stated initial distribution rate. Please read below under “Assumptions and Considerations” for further information as to the assumptions we have made for the financial forecast.
      Actual payments of distributions on common units, subordinated units and the general partner units are expected to be $25.0 million for the twelve month period ending December 31, 2006. This is the expected aggregate amount of cash distributions of $6.25 million per quarter for the period. Quarterly distributions will be paid within 45 days after the close of each quarter.
      We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

DCP Midstream Partners, LP
Statement of Forecasted Results of
Operations and Minimum Estimated EBITDA

	Twelve Months
	Ending
	December 31,
	2006

	($ in millions)
Total operating revenues	$468.9

Costs and expenses:
Purchases of natural gas and NGLs	403.5
Operating and maintenance expense	15.5
Depreciation and amortization expense	12.2
General and administrative expense	14.0

Total costs and expenses	445.2

Operating income	23.7
Loss from equity method investment	—
Cash interest expense, net	(6.4)

Net income	17.3
Adjustments to reconcile net income to cash available for distributions:
Depreciation and amortization expense	12.2
Cash interest expense, net	6.4

Forecasted EBITDA	35.9
Cash interest expense, net	(6.4)
Maintenance capital expenditures	(2.2)
Expansion capital expenditures	(1.0)
Proceeds from liquidation of United States Treasury and other qualified securities	1.0
Distributions received in excess of earnings from equity investment	0.3
Non-cash general and administrative expense	0.7

Cash available for distribution	28.3

Total distributions to our unitholders and general partner at the initial distribution rate	25.0
Excess of cash available for distributions over distributions at the initial distribution rate	$3.3

Calculation of minimum estimated EBITDA necessary to pay cash distributions at the initial distribution rate:
Forecasted EBITDA	$35.9
Excess of cash available for distributions over distributions at the initial distribution rate	(3.3)
Minimum estimated EBITDA necessary to pay cash distributions at the initial distribution rate	$32.6

Interest coverage ratio (a)	5.6	x
Leverage ratio (a)	3.1	x

(a)	In connection with the closing of this offering, our operating partnership will enter into a credit agreement in an aggregate principal amount of up to $400.0 million. There will be two facilities under our credit agreement, including a term loan facility of up to $175.0 million and a revolving credit facility of up to $250.0 million.

The credit agreement will contain financial covenants requiring us to maintain:

•	an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as defined in the credit agreement) of not less than 3.0 to 1.0, determined as of the last day of each quarter for the four quarter period ending on the date of determination; and

•	a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case as defined in the credit agreement) of not more than 4.75 to 1.0 (or, on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions, not more than 5.25 to 1.0).

Based on our forecasted results of operations, we expect that we will be in compliance with these covenants for the 2006 forecast period.
Please read accompanying summary of the forecast assumptions.

Assumptions and Considerations
     General/Commodity Price and Risk Considerations

•	Volumes, revenues and cost of sales are net of intercompany transactions.

•	Our forecast includes the effect of our commodity price hedging program under which we have hedged approximately 80% of our expected natural gas, NGL and condensate commodity price risk related to our natural gas, NGL and condensate sales.

•	Realized throughput volumes and commodity prices are the two primary factors that will influence whether the amount of cash available for distribution in 2006 is above or below our forecast. For example, if all other assumptions are held constant, a 6.0% decline in inlet volumes below forecasted levels would result in a $3.3 million decline in cash available for distribution. A decline in forecasted cash flows greater than $3.3 million would result in our generating less than the minimum cash available to pay distributions. For 2003 and 2004, a 5% decline in inlet volumes would have resulted in a $2.3 million and $2.4 million, respectively, decline in cash available for distribution.

•	Similarly, a difference in realized versus forecasted commodity prices would effect our cash flows. For 2006, approximately $7.0 million of our forecasted gross margin is unhedged and therefore has commodity price sensitivity. If all other assumptions are held constant, a combined 45.0% decrease in realized natural gas, crude oil and NGL prices versus our forecasted prices for the unhedged portions of our forecasted volumes of natural gas, condensate and NGLs would result in a $3.3 million decline in cash available for distribution. For 2006, our forecast market prices for the unhedged portions of our forecasted volumes of natural gas, condensate and NGLs are $7.51/MMBtu, $51.02/Bbl and $32.70/Bbl, respectively. These forecast prices for the unhedged portions of our forecasted volumes were based on 87% of the average price for natural gas, crude oil and NGLs pursuant to futures contracts for product delivery during a five-year period. For 2003 and 2004, a 5% decline in market prices for natural gas, crude oil and NGLs would have resulted in a $1.3 million and $1.8 million, respectively, decline in cash available for distribution. The significant difference between historical and forecasted price sensitivity is attributable to the hedge transactions and their forecasted effectiveness.

•	As described below, our 2006 average price forecast for each commodity reflects the volume-weighted average of (i) our five-year flat hedge price and (ii) five-year average market futures prices, reduced by approximately 13% for conservatism.
     Total Operating Revenue

•	We will sell an average of 124 BBtu/d of residue gas for the twelve months ending December 31, 2006 at an average price of $8.03/MMBtu, as compared to 128 BBtu/d at an average price of $5.90/MMBtu for the calendar year ended December 31, 2004, and 139 BBtu/d at an average price of $5.54/MMBtu for the calendar year ended December 31, 2003. These assumptions take into account the effect of our natural gas hedge contract under which we have hedged approximately 80% of our expected natural gas commodity price exposure related to natural gas sales. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies” for additional detail related to the terms of this natural gas hedge contract.

•	We will gather and/or transport an average of 242 BBtu/d of natural gas for the twelve months ending December 31, 2006 under various tariff and fee arrangements at an average rate of $0.31/MMBtu, as compared to 185 BBtu/d at an average rate of $0.29/MMBtu for the calendar year ended December 31, 2004, and 214 Bbtu/d at an average rate of $0.24/MMBtu for the calendar year ended December 31, 2003.

•	We will sell an average of 684 Bbls/d of condensate for the twelve months ending December 31, 2006 at an average price of $52.95/Bbl, as compared to 656 Bbls/d at an average price of $35.57/Bbl for the calendar year ended December 31, 2004, and 689 Bbls/d at an average price of $24.73/Bbl for the calendar year ended December 31, 2003. These assumptions take into account the effect of crude oil hedge contract under which we have hedged approximately 80% of our expected condensate commodity price exposure related to condensate sales. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies” for additional detail related to the terms of this crude oil hedge contract.

•	We will sell an average of 4,620 Bbls/d of NGLs for the twelve months ending December 31, 2006 at an average price of $35.71/Bbl, as compared to 19,717 Bbls/d at an average price of $28.64/Bbl for the calendar year ended December 31, 2004, and 18,817 Bbls/d at an average price of $24.27/Bbl for the calendar year ended December 31, 2003. These assumptions take into account the effect of our crude oil hedge contract under which we have hedged approximately 80% of our expected NGLs commodity price exposure related to NGLs sales. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies” for additional detail related to the terms of this crude oil hedge contract. Upon the closing of this offering, we will enter into a contractual arrangement with Duke Energy Field Services that will provide that Duke Energy Field Services will purchase the NGLs that were historically purchased by us with respect to our Seabreeze pipeline, and Duke Energy Field Services will pay us to transport the NGLs on the Seabreeze pipeline pursuant to a fee-based rate that will be applied to the volumes transported. Because of this contractual change, the forecasted NGL volumes sold are significantly different than the historical comparison.

•	We will transport an average of 19,459 Bbls/d of NGLs for the twelve months ending December 31, 2006 under fee contracts at an average rate of $0.54/Bbl, as compared to 0 Bbls/d for the calendar years ended December 31, 2004 and December 31, 2003. Upon the closing of this offering, we will enter into a contractual arrangement with Duke Energy Field Services that will provide that Duke Energy Field Services will purchase the NGLs that were historically purchased by us with respect to our Seabreeze pipeline, and Duke Energy Field Services will pay us to transport the NGLs on the Seabreeze pipeline pursuant to a fee-based rate that will be applied to the volumes transported. Because of this contractual change, the forecasted NGL volumes transported are significantly different than the historical comparison.

     Costs and Expenses

•	We will purchase an average of 124 BBtu/d of natural gas at an average price of $7.88/MMBtu, as compared to 129 BBtu/d at an average price of $5.69/MMBtu for the calendar year ended December 31, 2004, and 139 BBtu/d at an average price of $5.43/MMBtu for the calendar year ended December 31, 2003.

•	We will purchase an average of 3,114 Bbls/d of NGLs at an average price of $39.95/Bbl, as compared to 17,681 Bbls/d at an average price of $28.48/Bbl for the calendar year ended December 31, 2004, and 17,621 Bbls/d at an average price of $24.11/Bbl for the calendar year ended December 31, 2003. The projected reduction in volumes is attributable to the contractual arrangement with Duke Energy Field Services described above under “— Total Operating Revenue.”

•	Operating and maintenance expense will not be more than $15.5 million for the twelve months ending December 31, 2006, and includes certain scheduled asset integrity expenditures which do not occur annually, as compared to $13.6 million for the calendar year ended December 31, 2004, and $15.0 million for the calendar year ended December 31, 2003.

•	Our general and administrative expense will not be more than $14.0 million, which will consist of $4.8 million of fixed general and administrative expense, pursuant to the omnibus agreement, and $9.2 million of additional general and administrative expense, of which $8.4 million relates to operating as a separate publicly held limited partnership. Our general and administrative expense of $14.0 million includes $0.7 million of non-cash expense related to awards to be granted under our

Long-Term Incentive Plan. General and administrative expense was $6.5 million and $7.1 million for the calendar years ended December 31, 2004 and 2003, respectively. Under the terms of the omnibus agreement with Duke Energy Field Services, our allocated general and administrative expense for 2006 will be capped at $4.8 million. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” on page 126.

      Depreciation and Amortization Expense. Forecasted depreciation and amortization expense for the twelve months ending December 31, 2006 will be $12.2 million as compared to $12.6 million and $12.8 million of depreciation and amortization expense for the calendar years ended December 31, 2004 and 2003, respectively. Forecasted depreciation and amortization expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies, taking into account forecasted capital expenditures as described below:
     Equity Method Investment
     Black Lake Pipe Line Company

•	Our forecast takes into account our 45% interest in the Black Lake Pipe Line Company.

•	Black Lake pipeline will transport an average of 9,998 Bbls/d of NGLs at an average rate of $0.89/Bbl for the twelve months ending December 31, 2006, as compared to 10,512 Bbls/d at an average rate of $0.81/Bbl for the calendar year ended December 31, 2004, and 11,094 Bbls/d at an average price of $0.81/Bbl for the calendar year ended December 31, 2003.

•	Operating and maintenance expense for Black Lake pipeline will be no more than $2.5 million, as compared with $1.7 million and $2.2 million for the calendar years ended December 31, 2004 and 2003, respectively.

•	Depreciation and amortization expense for Black Lake pipeline will be no more than $0.7 million.
      Capital Expenditures. Forecast capital expenditures for the twelve months ending December 31, 2006 is based on the following assumptions:

•	Our maintenance capital expenditures will not exceed $2.2 million for the twelve months ending December 31, 2006 as compared to $1.9 million and $1.3 million for the calendar years ended December 31, 2004 and 2003, respectively.

•	Our expansion capital expenditures will be $1.0 million during the period.

•	We will finance our $1.0 million in expansion capital expenditures by selling $1.0 million in United States Treasury and other qualified securities and subsequently will reduce our borrowings under our secured term loan facility by $1.0 million and increase our borrowing under our revolving credit facility by $1.0 million.
      Financing. Our forecast for the twelve months ending December 31, 2006 is based on the following significant financing assumptions:

•	Our debt levels will not exceed $171.0 million. Of this $171.0 million, $110.0 million will initially be drawn under our revolving credit facility and $61.0 million will initially be drawn under our secured term loan facility.

•	We will finance our $1.0 million in expansion capital expenditures by selling $1.0 million in United States Treasury and other qualified securities and subsequently will reduce our borrowings under our secured term loan facility by $1.0 million and increase our borrowing under our revolving credit facility by $1.0 million.

•	The borrowings under our revolver will bear an average interest rate of LIBOR + 0.75% through March 31, 2006. Subsequently, borrowings under the revolver will bear interest based on a leveraged based pricing grid. Borrowings under our term loan facility will bear an average interest rate of approximately 0.20%, net of interest earned on the $61.0 million United States Treasury and other qualifying securities pledged to secure the term loan.

•	We will remain in compliance with the restrictive financial covenants in our existing and future debt agreements.

      Regulatory, Industry and Economic Factors. Our forecast for the twelve months ending December 31, 2006 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business.

•	There will not be any major adverse change in the portions of the energy industry or in general economic conditions.

•	Market, insurance and overall economic conditions will not change substantially.
      Payments of Distributions on Common Units, Subordinated Units and the General Partner Units. Distributions on common units, subordinated units and general partner units for the twelve months ending December 31, 2006 are forecasted to be $25.0 million in the aggregate. Quarterly distributions will be paid within 45 days after the close of each quarter.
Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2006
      In order to fund distributions to our unitholders at our initial distribution rate of $1.40 per common unit for the twelve months ending December 31, 2006, our minimum estimated EBITDA for the twelve months ending December 31, 2006 must be at least $32.6 million. EBITDA is defined as net income, plus net interest expense and depreciation and amortization expense.
      EBITDA should not be considered an alternative to, or more meaningful than, net income, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP, as those items are used as measures of operating performance, liquidity or ability to service debt obligations.
      The table below entitled “Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2006” sets forth our calculation of the minimum estimated EBITDA necessary for us to generate $25.0 million of cash available to pay distributions at the initial distribution rate on all of our units. If we generate $25.0 million of cash available for distribution for the twelve months ending December 31, 2006, we will be able to fully fund distributions to our unitholders and general partner at the initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis).
      You should read “Assumptions and Considerations” included as part of the financial forecast in the table above entitled “Statement of Forecasted Results of Operations, EBITDA and Cash Available for Distributions” for a discussion of the material assumptions underlying such financial forecast. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to our ability to generate the forecasted EBITDA. If our estimate is not achieved and we do not generate the minimum estimated EBITDA of $32.6 million, we may not be able to pay distributions on the common units at the initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis). Our financial forecast has been prepared by our management. Our independent auditors have not examined, compiled or otherwise applied procedures to our financial forecast and the forecast of cash available for distribution set forth below and, accordingly, do not express an opinion or any other form of assurance on it.

      The table below includes maintenance capital expenditures for the twelve months ending December 31, 2006. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows.
      When considering the table below, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” beginning on page 18 and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the financial forecast above, which in turn would affect our ability to generate the minimum estimated EBITDA necessary for us to pay cash distributions at the initial distribution rate on all of our units in the estimated amounts reflected in the table below.
DCP Midstream Partners, LP
Estimated Cash Available for Distribution
for the Twelve Months Ending December 31, 2006

Twelve Months
Ending
December 31, 2006

($ in
millions, except
per unit data)
Minimum estimated EBITDA necessary to pay cash distributions (a)	$32.6
Less:
Cash interest expense, net	6.4
Maintenance capital expenditures	2.2
Expansion capital expenditures	1.0
Add:
Non-cash general and administrative expense	0.7
Distributions in excess of earnings from equity method investment	0.3
Borrowings and equity issuances	—
Proceeds from liquidation of United States Treasury and other qualified securities	1.0

Minimum estimated cash available to pay distributions	$25.0

Forecasted Cash Distributions (b):
Forecasted distributions to our public common unitholders	$12.6
Forecasted distributions to common units held by Duke Energy Field Services	1.9
Forecasted distributions to subordinated units held by Duke Energy Field Services	10.0
Forecasted distributions to general partner units held by Duke Energy Field Services	0.5

Total forecasted distributions to our unitholders and general partner	$25.0

Forecasted distribution per unit	$1.40

(a)	This amount represents the minimum estimated amount of EBITDA that we will need to generate for the twelve months ending December 31, 2006 in order to pay cash distributions to our unitholders and our general partner at our initial distribution rate of $0.35 per unit per quarter. We expect that our EBITDA for this period will exceed this amount as reflected in our financial forecast found on page 49.

(b)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our initial distribution rate of $0.35 per unit per quarter. If cash distributions to our unitholders exceed $0.4025 per common unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57.

PROVISIONS OF OUR PARTNERSHIP
AGREEMENT RELATING TO CASH DISTRIBUTIONS
      Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
Distributions of Available Cash
      General. Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2005, we distribute all of our available cash to unitholders of record on the applicable record date.
      Definition of Available Cash. Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

—	provide for the proper conduct of our business;

—	comply with applicable law, any of our debt instruments or other agreements; or

—	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.
      Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Description of Credit Agreement” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.
      General Partner Interest and Incentive Distribution Rights. Initially, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 357,143 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.
      Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.4025 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” beginning on page 60 for additional information.

Operating Surplus and Capital Surplus
      General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.
      Operating Surplus. Operating surplus consists of:

•	an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts after the closing of this offering, excluding cash from borrowings, sales of equity and debt securities, sales or other dispositions of assets outside the ordinary course of business, the termination of interest rate swap agreements, capital contributions or corporate reorganizations or restructurings; less

•	all of our operating expenditures after the closing of this offering, but excluding the repayment of borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures.
      Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or to increase the efficiency of the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operations and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.
      Capital Surplus. Capital surplus consists of:

•	borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.
      Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount, which initially equals $25.0 million, does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period
      General. Our partnership agreement provides that, during the subordination period (which we define below and in Appendix B), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.35 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
      Subordination Period. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units and general partner units during those periods on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      Expiration of the Subordination Period. When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.
      Early Conversion of Subordinated Units. If the tests for ending the subordination period are satisfied for any two consecutive, non-overlapping four-quarter periods ending on or after December 31, 2007, 50% of the subordinated units will convert into an equal number of common units. In addition to the early conversion of subordinated units described above, 50% of the subordinated units will convert into an equal number of common units if the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.75 (125% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods ending on or after December 31, 2008; and

•	the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $1.75 per common unit (125% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

      The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.
      Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Distributions of Available Cash from Operating Surplus during the Subordination Period
      Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.
      The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Distributions of Available Cash from Operating Surplus after the Subordination Period
      Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.
      The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
General Partner Interest and Incentive Distribution Rights
      Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
      Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
      The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.
      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
General Partner’s Right to Reset Incentive Distribution Levels
      Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

      In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.
      The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.
      Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
      The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

		Marginal Percentage
		Interest in Distributions

	Quarterly Distribution per Unit		General	Quarterly Distribution per Unit
	Prior to Reset	Unitholders	Partner	following Hypothetical Reset

Minimum Quarterly Distribution	$0.35	98%	2%	$0.60
First Target Distribution	up to $0.4025	98%	2%	up to $0.69 (1)
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%	above $0.69 (1) up to $0.75 (2)
Third Target Distribution	above $0.4375 up to $0.525	75%	25%	above $0.75 (2) up to $0.90 (3)
Thereafter	above $0.525	50%	50%	above $0.90 (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

      The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that there are 45,000,000 common units and 918,367 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset.

			General Partner Cash Distributions
			Prior to Reset
		Common
		Unitholders Cash		2% General
	Quarterly Distribution per Unit	Distributions	Class B	Partner			Total
	Prior to Reset	Prior to Reset	Units	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.35	$15,750,000	$—	$321,429	$—	$321,429	$16,071,429
First Target Distribution	up to $0.4025	2,362,500	—	48,214	—	48,214	2,410,714
Second Target Distribution	above $0.4025 up to $0.4375	1,575,000	—	37,059	240,882	277,941	1,852,941
Third Target Distribution	above $0.4375 up to $0.525	3,937,500	—	105,000	1,207,500	1,312,500	5,250,000
Thereafter	above $0.525	3,375,000	—	135,000	3,240,000	3,375,000	6,750,000

		$27,000,000	$—	$646,702	$4,688,382	$5,335,084	$32,335,084
      The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 45,000,000 common units, 7,813,970 Class B units and 1,077,836 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60. The number of Class B units was calculated by dividing (x) the $4,688,382 received by the general partner in respect of its incentive distribution rights, or IDRs, as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

General Partner Cash Distributions
After Reset
Common
		Unitholders Cash		2% General
	Quarterly Distribution per	Distributions	Class B	Partner			Total
	Unit After Reset	After Reset	Units	Interest	IDRs	Total	Distributions

Minimum Quarterly Distribution	$0.60	$27,000,000	$4,688,382	$646,702	$—	$5,335,084	$32,335,084
First Target Distribution	up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69 up to $0.75	—	—	—	—	—	—
Third Target Distribution	above $0.75 up to $0.90	—	—	—	—	—	—
Thereafter	above $0.90	—	—	—	—	—	—

		$27,000,000	$4,688,382	$646,702	$—	$5,335,084	$32,335,084
      Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.
Percentage Allocations of Available Cash from Operating Surplus
      The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage
	Distribution	Interest in
	Per Unit	Distributions

			General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
Distributions from Capital Surplus
      How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
      General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.
      Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
      The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
      Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
      Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
      The following table shows selected historical financial and operating data of DCP Midstream Partners Predecessor and pro forma financial data of DCP Midstream Partners, LP for the periods and as of the dates indicated. The selected historical financial data as of December 31, 2003 and 2004 and as of September 30, 2005, as well as the selected historical financial data for the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2005 are derived from the audited financial statements of DCP Midstream Partners Predecessor. The selected historical financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2004 are derived from the unaudited financial statements of DCP Midstream Partners Predecessor. The selected pro forma financial data for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are derived from the unaudited pro forma financial statements of DCP Midstream Partners, LP included in this prospectus beginning on page F-2. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2005, in the case of the pro forma balance sheet, or as of January 1, 2004, in the case of the pro forma statement of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004. These transactions include:

•	the issuance by us of common units to the public;

•	the payment of estimated underwriting commissions and other expenses;

•	the proceeds received from borrowings under our new credit facility;

•	the distribution to Duke Energy Field Services of a portion of the net proceeds from this offering and from borrowings under our new credit facility;

•	the purchase of United States Treasury and other qualifying securities;

•	the retention by Duke Energy Field Services of DCP Midstream Partners Predecessor’s accounts receivable and a 5% interest in the Black Lake Pipe Line Company; and

•	the execution of a transportation agreement related to the Seabreeze pipeline between us and Duke Energy Field Services.
      We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 70.

								DCP Midstream Partners, LP
	DCP Midstream Partners Predecessor							Pro Forma

	($ in millions except7per-unit data)
	Nine Months								Nine Months
						Ended		Year Ended	Ended
	Year Ended December 31,					September 30,		December 31,	September 30,

	2000	2001	2002	2003	2004	2004	2005	2004	2005

Statement of Operations Data:
Total operating revenues	$369.2	$347.9	$297.2	$475.1	$509.5	$369.3	$510.9	$356.8	$370.4

Operating Costs and Expenses:
Purchases of natural gas and NGLs	324.1	304.1	256.8	430.6	452.6	327.5	464.4	299.7	323.9
Operating and maintenance expense	15.7	13.3	14.0	15.0	13.6	9.7	11.5	13.6	11.5
Depreciation and amortization expense	11.1	11.3	12.3	12.8	12.6	9.4	8.8	12.6	8.8
General and administrative expense	6.7	5.6	6.1	7.1	6.5	4.8	8.2	6.5	8.2

Total operating costs and
expenses	357.6	334.3	289.2	465.5	485.3	351.4	492.9	332.4	352.4

Operating income	11.6	13.6	8.0	9.6	24.2	17.9	18.0	24.4	18.0
Earnings from equity method investment	2.0	1.4	0.5	0.4	0.6	0.4	0.4	0.5	0.4
Impairment of equity method investment	—	—	—	—	4.4	4.4	—	4.0	—
Interest expense, net	—	—	—	—	—	—	—	3.1	3.5

Net income	$13.6	$15.0	$8.5	$10.0	$20.4	$13.9	$18.4	$17.8	$14.9

Pro forma net income per limited partner unit								$0.99	$0.83
Balance Sheet Data (at period end):
Property, plant and equipment, net	$181.4	$187.2	$193.5	$181.9	$172.0		$168.8		$168.8
Total assets	$268.0	$232.2	$249.3	$239.5	$241.1		$278.4		$339.2
Accounts payable	$46.0	$15.7	$26.0	$35.5	$39.8		$53.9		$53.9
Long-term debt	$—	$—	$—	$—	$—		$—		$171.0
Partners’ capital/Net parent equity	$219.8	$211.1	$220.7	$201.1	$198.4		$214.2		$104.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The historical financial statements included in this prospectus beginning on page F-9 reflect the assets, liabilities and operations to be contributed to us by Duke Energy Field Services and various wholly-owned subsidiaries upon the closing of this offering. We refer to these assets, liabilities and operations as the assets, liabilities and operations of DCP Midstream Partners Predecessor. The following discussion analyzes the financial condition and results of operations of DCP Midstream Partners Predecessor. You should read the following discussion of the financial condition and results of operations for DCP Midstream Partners Predecessor in conjunction with the historical combined financial statements and notes of DCP Midstream Partners Predecessor and the pro forma financial statements for DCP Midstream Partners, LP included elsewhere in this prospectus.
Overview
      We are a Delaware limited partnership recently formed by Duke Energy Field Services to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We operate two business segments:

•	our Natural Gas Services segment, which consists of our North Louisiana natural gas gathering, processing and transportation system; and

•	our NGL Logistics segment, which consists of our interests in two NGL pipelines.
      The historical financial statements of DCP Midstream Partners Predecessor included in this prospectus and discussed elsewhere herein include DCP Midstream Partners Predecessor’s 50% ownership interest in Black Lake Pipe Line Company. However, Duke Energy Field Services will retain a 5% interest and we will own a 45% interest in Black Lake Pipe Line Company following this offering.
Factors That Significantly Affect Our Results
      Our results of operations for our Natural Gas Services segment are impacted by increases and decreases in the volume of natural gas that we gather and transport through our systems, which we refer to as throughput volume. Throughput volumes and capacity utilization rates generally are driven by wellhead production and our competitive position on a regional basis and more broadly by demand for natural gas, NGLs and condensate.
      Our results of operations for our Natural Gas Services segment are also impacted by the fees we receive and the margins we generate. Our processing contract arrangements can have a significant impact on our profitability. Because of the volatility of the prices for natural gas, NGLs and condensate, we have hedged 80% of our commodity price risk associated with our gathering and processing arrangements through 2010 with natural gas and crude oil swaps. With these swaps, we have substantially reduced our exposure to commodity price movements with respect to those volumes under these types of contractual arrangements for this period. For additional information regarding our hedging activities, please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.” Actual contract terms will be based upon a variety of factors, including natural gas quality, geographic location, the competitive commodity and pricing environment at the time the contract is executed and customer requirements. Our gathering and processing contract mix and, accordingly, our exposure to natural gas, NGL and condensate prices, may change as a result of producer preferences, our expansion in regions where some types of contracts are more common and other market factors.
      Our results of operations for our NGL Logistics segment are impacted by the throughput volumes of the NGLs we transport on our two NGL pipelines. Following the closing of this offering, both of these NGL pipelines will transport NGLs exclusively on a fee or tariff basis.
      Upon the closing of this offering, Duke Energy Field Services will contribute to us the assets, liabilities and operations reflected in the historical financial statements other than the accounts receivable of DCP

Midstream Partners Predecessor and a 5% interest in the Black Lake Pipe Line Company which will not be contributed to us. The historical financial statements of DCP Midstream Partners Predecessor do not give effect to various items that will affect our results of operations and liquidity following the closing of this offering, including the items described below:

•	the indebtedness we incur at the closing of this offering will increase our interest expense from the interest expense reflected in our historical financial statements;

•	we have entered into long-term hedging arrangement for approximately 80% of our expected natural gas, NGL and condensate commodity price risk relating to our gathering and processing arrangements through 2010; and

•	we anticipate initially incurring approximately $8.4 million, some of which will be allocated to us by Duke Energy Field Services, of additional general and administrative expenses relating to operating as a separate publicly held limited partnership, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and director compensation.
      In addition, we expect that our results of operations for the year ending December 31, 2005 will benefit from higher throughput volumes in our Seabreeze pipeline as a result of the completion of pipeline integrity repairs on the South Dean NGL pipeline in mid-2005. The Black Lake pipeline is currently experiencing increased operating costs due to pipeline integrity testing that commenced in 2005 and will continue into 2006. We expect that our results of operations related to our non-controlling interest in the Black Lake pipeline will benefit in 2007 from the completion of this pipeline integrity testing, although it is possible that the integrity testing will result in the need for pipeline repairs, in which case the operations of this pipeline may be interrupted while the repairs are being made. Duke Energy Field Services has agreed to indemnify us for up to $5.3 million of our pro rata share of the costs associated with repairing the Black Lake pipeline that are determined to be necessary as a result of the pipeline integrity testing and up to $4.0 million of the costs associated with any repairs to the Seabreeze pipeline that are determined to be necessary as a result of the pipeline integrity testing. The indemnifiable costs include the direct costs and expenses associated with making such repairs together with any lost cash flows resulting from shutting down the pipeline during the pendency of such repairs.
      Finally, following the closing of this offering, we intend to make cash distributions to our unitholders and our general partner at an initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis). Due to our cash distribution policy, we expect that we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect that we will rely upon external financing sources, including commercial borrowings and other debt and common unit issuances, to fund our acquisition and expansion capital expenditures, as well as our working capital needs.
General Trends and Outlook
      We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretations of available information prove to be incorrect, our actual results may vary materially from our expected results.
      Natural Gas Supply and Outlook. We believe that current natural gas prices will continue to cause relatively high levels of natural gas-related drilling in the United States as producers seek to increase their level of natural gas production. Although the number of natural gas wells drilled in the United States has increased overall in recent years, a corresponding increase in production has not been realized, primarily as a result of smaller discoveries and the decline in production from existing wells. We believe that an increase in United States drilling activity, additional sources of supply such as liquified natural gas, and imports of natural gas will be required for the natural gas industry to meet the expected increased demand for, and to compensate for the slowing production of, natural gas in the United States. A number of the areas in which we operate are experiencing significant drilling activity as a result of recent high natural gas prices, new increased drilling for deeper natural gas formations and the implementation of new exploration and production techniques.
      While we anticipate continued high levels of exploration and production activities in a number of the areas in which we operate, fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. We have no control over the level of drilling activity in the areas of our operations.
      Processing Margins. During 2004 and the first nine months of 2005, our overall processing margin benefited from rising natural gas, NGL and condensate prices, primarily as a result of our percentage-of-proceeds contracts which perform better in the current natural gas, NGL and condensate price environment. Our processing profitability is dependent upon pricing and market demand for natural gas, NGLs and condensate, which are beyond our control and have been volatile. We have mitigated our exposure to commodity price movements for these commodities by entering into hedging arrangements for 80% of our currently anticipated natural gas, NGL and condensate price risk associated with our percentage-of-proceeds arrangements and gathering operations through 2010. For additional information regarding our hedging activities, please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.”
      Hurricanes Katrina and Rita. Hurricanes Katrina and Rita caused extensive damage to the Texas, Louisiana and Mississippi Gulf Coast in late August and mid-September of 2005. These storms did not cause any material damage to our properties or create any immediate operational problems for us; however, these storms have negatively affected the nation’s short term energy supply and natural gas and NGL prices have increased significantly. We do not expect any supply or pricing changes to have an adverse impact on our results of operations.
      Impact of Inflation. Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the three-year period ended December 31, 2004 or the nine-month period ended September 30, 2005. It may in the future, however, increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher fees.
Our Operations
      We manage our business and analyze and report our results of operations on a segment basis. Our operations are divided into our Natural Gas Services segment and our NGL Logistics segment.

Natural Gas Services Segment
      Results of operations from our Natural Gas Services segment are determined primarily by the volumes of natural gas gathered, compressed, treated, processed, transported and sold through our gathering, processing and pipeline systems; the volumes of NGLs and condensate sold; and the level of natural gas, NGL and condensate prices. We generate our revenues and our gross margins for our Natural Gas Services segment principally under the following types of contractual arrangements:

•	Fee-based arrangements. Under fee-based arrangements, we receive a fee or fees for one or more of the following services: gathering, compressing, treating, processing or transporting natural gas. Our fee-based arrangements include natural gas purchase arrangements pursuant to which we purchase natural gas at the wellhead or other receipt points at an index related price at the delivery point less a specified amount, which specified amount is generally the same as the transportation fees we would otherwise charge for transportation of natural gas from the wellhead location to the delivery point. Revenues associated with these arrangements may be included as sales of natural gas, NGLs and condensate or transportation and processing services. The revenue we earn is directly related to the volume of natural gas that flows through our systems and is not directly dependent on commodity prices. To the extent a sustained decline in commodity prices results in a decline in volumes, however, our revenues from these arrangements would be reduced. For the nine months ended September 30, 2005, our fee-based activities accounted for approximately 46% of our gross margin and 74% of our volume for this segment.

•	Percentage-of-proceeds arrangements. Under percentage-of-proceeds arrangements, we generally purchase natural gas from producers at the wellhead, transport the wellhead natural gas through our gathering system, treat and process the natural gas, and then sell the resulting residue natural gas and NGLs at index prices based on published index market prices. We remit to the producers either an agreed upon percentage of the actual proceeds that we receive from our sales of the residue natural gas and NGLs or an agreed upon percentage of the proceeds based on index related prices for the natural gas and the NGLs, regardless of the actual amount of the sales proceeds we receive. Under these types of arrangements, our revenues correlate directly with the price of natural gas and NGLs. For the nine months ended September 30, 2005, our percentage-of-proceeds activities accounted for approximately 48% of our gross margin and 20% of our volumes for this segment.

      We have hedged approximately 80% of our currently anticipated natural gas and NGL commodity price risk associated with the percentage-of-proceeds arrangements through 2010 with natural gas and crude oil swaps. With these swaps, we expect our exposure to commodity price movements to be substantially reduced. Additionally, as part of our gathering operations, we recover and sell condensate. The margins we earn from condensate sales are directly correlated with crude oil prices. We have hedged approximately 80% of our currently anticipated condensate price risk through 2010 with crude oil swaps. For additional information regarding our hedging activities, please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.”
      We also purchase a small portion of our natural gas under percentage-of-index arrangements. Under percentage-of-index arrangements, we purchase natural gas from the producers at the wellhead at a price that is either at a fixed percentage of the index price for the natural gas that they produce or at an index based price less a fixed fee to gather, compress, treat and/or process their natural gas. We then gather, compress treat and/or process the natural gas and then sell the residue natural gas and NGLs at index related prices. Under these types of arrangements, our costs to purchase the natural gas from the producer is based on the price of natural gas. As a result, our gross margin under these arrangements increases as the price of NGLs increases relative to the price of natural gas, and our gross margin under these arrangements decreases as the price of natural gas increases relative to the price of NGLs.
      The natural gas supply for the gathering pipelines and processing plants in our North Louisiana system is derived primarily from natural gas wells located in five parishes in northern Louisiana. The PELICO system also receives natural gas produced in east Texas through its interconnect with other pipelines that transport natural gas from east Texas into western Louisiana. This five parish area has experienced significant levels of drilling activity, providing us with opportunities to access newly developed natural gas supplies. Our primary suppliers of natural gas to the North Louisiana system are Anadarko Petroleum Corporation and ConocoPhillips (one of our affiliates), which collectively represented approximately 48% of the 328 MMcf/d of natural gas supplied to this system in 2004 and approximately 49% of the 339 MMcf/d of natural gas supplied to this system for the nine months ended September 30, 2005. We actively seek new supplies of natural gas, both to offset natural declines in the production from connected wells and to increase throughput volume. We obtain new natural gas supplies in our operating areas by contracting for production from new wells, connecting new wells drilled on dedicated acreage, or by obtaining natural gas that has been released from other gathering systems.
      We sell natural gas to marketing affiliates of natural gas pipelines, marketing affiliates of integrated oil companies, national wholesale marketers, industrial end-users and gas-fired power plants. We typically sell natural gas under market index related pricing terms. In addition, under our merchant arrangements, we use a subsidiary of Duke Energy Field Services (Duke Energy Field Services Marketing, LP) as our agent to purchase natural gas from third parties at pipeline interconnect points, as well as residue gas from our

Minden and Ada processing plants, and then resell the aggregated natural gas to third parties. To the extent possible, we match the pricing of our supply portfolio to our sales portfolio in order to lock in value and reduce our overall commodity price risk. We manage the commodity price risk of our supply portfolio and sales portfolio with both physical and financial transactions. As a service to our customers, we may enter into physical fixed price natural gas purchases and sales, utilizing financial derivatives to swap this fixed price risk back to market index. We account for such a physical fixed price transaction and the related financial derivative as a fair value hedge. We occasionally will enter into financial derivatives to lock in price differentials across the PELICO system to maximize the value of pipeline capacity. These financial derivatives are accounted for using mark-to-market accounting. We also gather, process and transport natural gas under fee-based transportation contracts.
      The NGLs extracted from the natural gas at the Minden processing plant are sold at market index prices to an affiliate of Duke Energy Field Services and transported to the Mont Belvieu hub via the Black Lake pipeline of which we own a 45% interest. The NGLs extracted from the natural gas at the Ada processing plant are sold at market index prices to third parties and are delivered to the third parties’ trucks at the tailgate of the plant.

NGL Logistics Segment
      Historically, we have gathered and transported NGLs either under fee-based transportation contracts or through purchasing the NGLs at the inlet of the pipeline and selling the NGLs at the outlet. In conjunction with our formation, we will enter into a contractual arrangement with Duke Energy Field Services that will provide that Duke Energy Field Services will purchase the NGLs that were historically purchased by us, and Duke Energy Field Services will pay us to transport the NGLs pursuant to a fee-based rate that will be applied to the volumes transported. We will enter into this fee-based contractual arrangement with the objective of generating approximately the same operating income per barrel transported that we realized when we were the purchaser and seller of NGLs.
      Our pipelines provide transportation services to customers on a fee basis. Therefore, the results of operations for this business are generally dependent upon the volume of product transported and the level of fees charged to customers. We will not take title to the products transported on our NGL pipelines; rather, the shipper retains title and the associated commodity price risk. For the Seabreeze pipeline, we are responsible for any line loss or gain in NGLs. For the Black Lake pipeline, any line loss or gain in NGLs is allocated to the shipper. The volumes of NGLs transported on our pipelines are dependent on the level of production of NGLs from processing plants connected to our NGL pipelines. When natural gas prices are high relative to NGL prices, it is less profitable to process natural gas because of the higher value of natural gas compared to the value of NGLs and because of the increased cost of separating the mixed NGLs from the natural gas. As a result, we have experienced periods in the past, and will likely experience periods in the future, in which higher natural gas prices reduce the volume of natural gas processed at plants connected to our NGL pipelines and, in turn, lower the NGL throughput on our assets. In the markets we serve, our pipelines are the sole pipeline facility transporting NGLs from the supply source.
How We Evaluate Our Operations
      Our management uses a variety of financial and operational measurements to analyze our performance. These measurements include the following: (1) volumes, (2) gross margin, (3) operating and maintenance expense and general and administrative expense, (4) EBITDA and (5) distributable cash flow.
      Volumes. We view throughput volumes on our North Louisiana system and the Seabreeze and Black Lake pipelines as an important factor affecting our profitability. We gather and transport some of the natural gas and NGLs under fee-based transportation contracts. Revenue from these contracts is derived by applying the rates stipulated to the volumes transported. Pipeline throughput volumes from existing wells connected to our pipelines will naturally decline over time as wells deplete. Accordingly, to maintain or to increase throughput levels on these pipelines and the utilization rate of the North Louisiana system’s natural gas processing plants, we must continually obtain new supplies of natural gas and NGLs. Our ability to maintain existing supplies of natural gas and NGLs and obtain new supplies are impacted by (1) the level of workovers or recompletions of existing connected wells and successful drilling activity in areas currently dedicated to our pipelines and (2) our ability to compete for volumes from successful new wells in other areas. The throughput volumes of NGLs on our Seabreeze pipeline and the Black Lake pipeline are substantially dependent upon the quantities of NGLs produced at our processing plants as well as NGLs produced at other processing plants that have pipeline connections with the NGL pipelines. We regularly monitor producer activity in the areas served by the North Louisiana system and the Seabreeze and Black Lake pipelines and pursue opportunities to connect new supply to these pipelines.
      Gross Margin. We view our gross margin as an important performance measure of the core profitability of our operations. We review our gross margin monthly for consistency and trend analysis.
      With respect to our Natural Gas Services segment, we calculate our gross margin as our total operating revenue for this segment less natural gas and NGL purchases. Operating revenue consists of sales of natural gas, NGLs and condensate resulting from our gathering, compression, treating, processing and transportation activities, fees associated with the gathering of natural gas, and any gains and losses realized from our non-trading derivative activity related to our natural gas asset based marketing. Purchases include the cost of natural gas and NGLs purchased by us from third parties. Our gross margin is impacted by our contract portfolio. We purchase the wellhead natural gas from the producers under fee-based arrangements, percentage-of-proceeds arrangements or percentage-of-index arrangements. Our gross margin generated from percentage-of-proceeds gathering and processing contracts is directly correlated to the price of natural gas and NGLs. Under percentage-of-index arrangements, our gross margin is adversely affected when the price of NGLs falls in relation to the price of natural gas. Generally, our contract structure allows for us to allocate fuel costs and other measurement losses to the producer or shipper and, therefore, do not impact gross margin. Additionally, as part of our gathering operations, we recover and sell condensate. The margins we earn from condensate sales are directly correlated with crude oil prices.
      Gross margin should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Please read “Summary — Non-GAAP Financial Measures” beginning on page 16.
      Operating and Maintenance Expense and General and Administrative Expense. Operating and maintenance expense are costs associated with the operation of a specific asset. Direct labor, ad valorem taxes, repair and maintenance, utilities and contract services comprise the most significant portion of our operating and maintenance expense. These expenses are relatively independent of the volumes through our systems but may fluctuate slightly depending on the activities performed during a specific period.
      In addition, we also review our general and administrative expense, a substantial amount of which is incurred through Duke Energy Field Services and allocated to us. For the year ended December 31, 2004, our general and administrative expense was $6.5 million. Under an omnibus agreement with Duke Energy Field Services, we will pay Duke Energy Field Services an annual administrative fee, initially in the amount of $4.8 million, for the provision by Duke Energy Field Services or its affiliates of various general and administrative services to us for three years following this offering. This allocated general and administrative expense relates to the assets being contributed to us at the closing of this offering. For the two years following the first year after the offering, the fee shall be increased by the percentage increase in the consumer price index for the applicable year. In addition, our general partner will have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses with the concurrence of our conflicts committee. We will also be obligated to reimburse Duke Energy Field Services for our allocable share of insurance expenses related to our businesses and properties as well as insurance expenses related to director and officer liability coverage. We expect that our allocable share of these insurance expenses will be approximately $2.0 million in 2006.
      We anticipate initially incurring approximately $8.4 million of additional general and administrative expense per year, some of which will be allocated to us by Duke Energy Field Services, associated with being a separate publicly held limited partnership. These public limited partnership expenses are related to compensation and benefit expenses of our executive management personnel. Also included in the public limited partnership expenses are expenses associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.
      EBITDA. We define EBITDA as net income plus net interest expense and depreciation and amortization expense. EBITDA is used as a supplemental liquidity measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, make cash distributions to our unitholders and general partner and finance maintenance capital expenditures. EBITDA is also a financial measurement that we expect will be reported to our lenders and used as a gauge for compliance with some of our anticipated financial covenants under our credit facility. Our EBITDA may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.
      EBITDA is also used as a supplemental performance measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy industry, without regard to financing methods or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
      EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations.
      Distributable Cash Flow. We define distributable cash flow as EBITDA, less interest expense and maintenance capital expenditures. Distributable cash flow is used as a supplemented financial measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and other, to assess our ability to make cash distributions to our unitholders and our general partner.
Critical Accounting Policies and Estimates
      Our financial statements reflect the selection and application of accounting policies that require management to make estimates and assumptions. We believe that the following are the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.
      Revenue Recognition — Our primary types of sales and service activities reported as operating revenue include:

•	sales of natural gas, NGLs and condensate;

•	natural gas gathering, processing and transportation, from which we generate revenues primarily through the compression, gathering, treating, processing and transportation of natural gas; and

•	NGL transportation from which we generate revenues from transportation fees.
      Revenues associated with sales of natural gas, NGLs and condensate are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs. Revenues associated with transportation and processing are recognized when the service is provided.
      For gathering services, we receive fees from natural gas producers to transport the natural gas from the wellhead to the processing plant. For processing services, we either receive fees or commodities as payment for these services, depending on the type of contract. Commodities received are in turn sold and recognized as revenue in accordance with the criteria outlined above. Under the percentage-of-proceeds contract type, we are paid for our services by keeping a percentage of the NGLs produced and the residue gas resulting from processing the natural gas. Under the percentage-of-index contract type, we purchase wellhead natural gas and sell processed natural gas and NGLs to third parties.
      We recognize revenues for non-hedging derivative activity net in the Combined Statements of Operations as gains and losses from non-trading derivative activity, in accordance with EITF Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” These activities include mark-to-market gains and losses on energy contracts and the financial or physical settlement of energy contracts. We generally report revenues under the percentage-of-proceeds, percentage-of-index and fee-based contracts gross in the Combined Statements of Operations, in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” We act as the principal in these transactions, take title to the product, and incur the risks and rewards of ownership.
      Impairment of Long-Lived Assets — Management periodically evaluates whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. Management considers various factors when determining if these assets should be evaluated for impairment, including but not limited to:

•	significant adverse changes in legal factors or in the business climate;

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	significant adverse changes in the extent or manner in which an asset is used or in its physical condition;

•	a significant change in the market value of an asset; and

•	a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its estimated useful life.
      If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. Management assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. Significant changes in market conditions resulting from events such as the condition of an asset or a change in management’s intent to utilize the asset would generally require management to reassess the cash flows related to the long-lived assets.
      Impairment of Equity Method Investment — We evaluate our equity method investment for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. Management assesses the fair value of our equity method investment using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

      Accounting for Risk Management and Hedging Activities and Financial Instruments — Each derivative not qualifying for the normal purchases and normal sales exception under Statement of Financial Accounting Standard No. 133, or SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, is recorded on a gross basis in the combined balance sheets at its fair value as unrealized gains or unrealized losses on non-trading derivative and hedging transactions. Derivative assets and liabilities remain classified in our combined balance sheets as unrealized gains or unrealized losses on non-trading derivative and hedging transactions at fair value until the contractual settlement period occurs.
      All derivative activity reflected in the combined financial statements was transacted by Duke Energy Field Services and its subsidiaries and allocated to us. Management designates each energy commodity derivative as either trading or non-trading. Certain non-trading derivatives are further designated as either a hedge of a forecasted transaction or future cash flow (cash flow hedge), a hedge of a recognized asset, liability or firm commitment (fair value hedge), or normal purchases or normal sales, while certain non-trading derivatives, which are related to asset-based activity, are designated as non-trading derivative activity. For the periods presented, we did not have any trading activity, however, we do have cash flow and fair value hedge activity, normal purchases and normal sales activity, and non-trading derivative activity included in the combined financial statements. For each derivative, the accounting method and presentation of gains and losses or revenue and expense in the Combined Statements of Operations are as follows:

Classification of Contract	Accounting Method	Presentation of Gains & Losses or Revenue & Expense

Non-Trading Derivative Activity	Mark-to-market (a)	Net basis in Gains and losses from non-trading derivative activity
Cash Flow Hedge	Hedge method (b)	Gross basis in the same income statement category as the related hedged item
Fair Value Hedge	Hedge method (b)	Gross basis in the same income statement category as the related hedged item
Normal Purchases or Normal Sales	Accrual method (c)	Gross basis upon settlement in the corresponding income statement category based on purchase or sale

(a)	Mark-to-market — An accounting method whereby the change in the fair value of the asset or liability is recognized in the results of operations in Gains and losses from non-trading derivative activity during the current period.

(b)	Hedge method — An accounting method whereby the effective portion of the change in the fair value of the asset or liability is recorded as a balance sheet adjustment and there is no recognition in the results of operations for the effective portion until the service is provided or the associated delivery period occurs.

(c)	Accrual method — An accounting method whereby there is no recognition in the results of operations for changes in fair value of a contract until the service is provided or the associated delivery period occurs.
      Cash Flow and Fair Value Hedges — For derivatives designated as a cash flow hedge or a fair value hedge, management prepares formal documentation of the hedge in accordance with SFAS 133. In addition, management formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in fair values of hedged items. All components of each derivative gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.
      The fair value of a derivative designated as a cash flow hedge is recorded for balance sheet purposes as Unrealized gains or Unrealized losses on non-trading derivative and hedging transactions. The effective portion of the change in fair value of a derivative designated as a cash flow hedge is recorded in net parent equity as accumulated other comprehensive income, or AOCI, and the ineffective portion is recorded in the Combined Statement of Operations. During the period in which the hedged transaction occurs, amounts in AOCI associated with the hedged transaction are reclassified to the Combined Statements of Operations in the same accounts as the item being hedged. Hedge accounting is discontinued prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is no longer probable that the hedged transaction will occur. When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative is subject to the mark-to-market accounting method prospectively. The derivative continues to be carried on the Combined Balance Sheets at its fair value; however, subsequent changes in its fair value are recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in AOCI will remain in AOCI until the hedged transaction occurs, unless it is no longer probable that the hedged transaction will occur, in which case, the gains and losses that were previously deferred in AOCI will be immediately recognized in current period earnings.
      The fair value of a derivative designated as a case flow hedge or a fair value hedge is recorded for balance sheet purposes as unrealized gains or unrealized losses on non-trading derivative and hedging transactions. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item in earnings in the current period. All derivatives designated and accounted for as fair value hedges are classified in the same category as the item being hedged in the results of operations.
      Valuation — When available, quoted market prices or prices obtained through external sources are used to verify a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.
      Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions. Changes in market prices and management estimates directly affect the estimated fair value of these contracts. Accordingly, it is reasonably possible that such estimates may change in the near term.
      Natural Gas and NGL Imbalance Accounting — Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements with customers, producers or pipelines are recorded monthly as other receivables or other payables using then current market prices or the weighted average prices of natural gas or NGLs at the plant or system. These imbalances are settled with deliveries of natural gas or NGLs or with cash.

Results of Operations

Combined Overview
      The following table and discussion is a summary of our combined results of operations for the three years ended December 31, 2004 and the nine months ended September 30, 2004 and 2005. The results of operations by segment are discussed in further detail following this combined overview discussion.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	($ in millions except operating data)
Operating revenues:
Sales of natural gas, NGLs and condensate	$283.2	$454.0	$489.7	$354.4	$494.2
Transportation and processing services	14.3	18.6	19.9	15.0	16.7
Gains and (losses) from non-trading derivative activity	(0.3)	2.5	(0.1)	(0.1)	—

Total operating revenues	297.2	475.1	509.5	369.3	510.9
Purchases of natural gas and NGLs	256.8	430.6	452.6	327.5	464.4

Gross margin (a)	40.4	44.5	56.9	41.8	46.5
Operating and maintenance expense	14.0	15.0	13.6	9.7	11.5
General and administrative expense	6.1	7.1	6.5	4.8	8.2
Earnings from equity method investment	0.5	0.4	0.6	0.4	0.4
Impairment of equity method investment	—	—	4.4	4.4	—

EBITDA (b)	20.8	22.8	33.0	23.3	27.2
Depreciation and amortization expense	12.3	12.8	12.6	9.4	8.8

Net income	$8.5	$10.0	$20.4	$13.9	$18.4

Segment financial and operating data:
Natural Gas Services Segment
Financial data:
Gross margin (a)	$39.1	$42.2	$53.6	$39.3	$43.8
Operating data:
Natural gas throughput (MMcf/d)	363	348	328	332	339
NGL gross production (Bbls/d)	4,186	4,381	4,690	4,652	4,795
NGL Logistics Segment
Financial data:
Gross margin (a)	$1.3	$2.3	$3.3	$2.5	$2.7
Operating data:
Seabreeze throughput (Bbls/d)	7,206	14,685	14,966	14,903	15,334
Black Lake throughput (Bbls/d) (c)	5,099	5,547	5,256	5,237	4,972

(a)	Gross margin consists of total operating revenues less purchases of natural gas and NGLs and segment gross margin for each segment consists of total operating revenues for that segment less purchases of natural gas and NGLs for that segment. Our gross margin equals the sum of our segment gross margins. Please read “Summary — Non-GAAP Financial Matters” on page 16.

(b)	EBITDA consists of net income plus depreciation and amortization expense. Please read “Summary — Non-GAAP Financial Measures” on page 16.

(c)	Represents 50% of the throughput volumes of the Black Lake pipeline. Following this offering, we will own a 45% interest in the Black Lake Pipe Line Company.

Nine Months Ended September 30, 2005 vs. Nine Months Ended September 30, 2004
      Total Operating Revenues — Total operating revenues increased $141.6 million, or 38%, to $510.9 million in the first nine months of 2005 from $369.3 million in the same period of 2004. This increase was primarily due to the following factors:

•	$108.8 million increase attributable primarily to higher commodity prices for our Natural Gas Services segment; and

•	$32.8 million increase attributable to higher NGL prices for our Seabreeze pipeline.
      Purchases of Natural Gas and NGLs — Purchases of natural gas and NGLs increased $136.9 million, or 42%, to $464.4 million in the first nine months of 2005 from $327.5 million in the same period of 2004. This increase was primarily due to the following factors:

•	$104.3 million increase attributable to higher costs of raw natural gas supply driven primarily by higher commodity prices for our Natural Gas Services segment; and

•	$32.6 million increase attributable to higher NGL prices for our Seabreeze pipeline.
      Gross Margin — Gross margin increased $4.7 million, or 11%, to $46.5 million in the first nine months of 2005 from $41.8 million in the same period of 2004, primarily as a result of the following factors:

•	$4.5 million increase attributable primarily to higher commodity prices for our Natural Gas Services segment; and

•	$0.2 million increase due to increased per unit margin for our Seabreeze pipeline.
      Impact of Hurricane Rita — In September 2005, we experienced operational disruptions for several days as a result of the impact of Hurricane Rita on the energy industry in our areas of operations. These disruptions reduced our total operating revenues by approximately $10.1 million, our purchases by approximately $9.5 million and our gross margin by approximately $0.6 million.
      Operating and Maintenance Expense — Operating and maintenance expense increased $1.8 million, or 19%, to $11.5 million in the first nine months of 2005 from $9.7 million in the same period of 2004. This increase was primarily the result of higher maintenance and pipeline repair costs for our Natural Gas Services Segment.
      General and Administrative Expense — General and administrative expense increased $3.4 million, or 71%, to $8.2 million in the first nine months of 2005 from $4.8 million in the same period of 2004. This increase was primarily the result of public offering costs of approximately $2.7 million and higher allocated costs from Duke Energy Field Services of approximately $0.5 million due to higher overall Duke Energy Field Services general and administrative costs.
      Impairment of Equity Method Investment — In 2004, we recorded an impairment totaling $4.4 million as impairment of equity method investment, which is included in the NGL Logistics segment.
      Depreciation and Amortization Expense — Depreciation and amortization expense decreased $0.6 million, or 6%, to $8.8 million in the first nine months of 2005 from $9.4 million in the same period of 2004 as a result of an asset that became fully depreciated at the beginning of 2005.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Total Operating Revenues — Total operating revenues increased $34.4 million, or 7%, to $509.5 million in 2004 from $475.1 million in 2003. This increase was primarily due to the following factors:

•	$24.8 million increase attributable primarily to higher commodity prices for our Seabreeze pipeline; and

•	$9.6 million increase attributable primarily to higher commodity prices, partially offset by lower sales volumes for our Natural Gas Services segment.

      Purchases of Natural Gas and NGLs — Purchases of natural gas and NGLs increased $22.0 million, or 5%, to $452.6 million in 2004 from $430.6 million in 2003. This increase was primarily due to the following factors:

•	$23.8 million increase attributable to higher commodity prices in our Seabreeze pipeline; and

•	$1.8 million decrease attributable to lower natural gas throughput in our Natural Gas Services segment, offset by higher raw natural gas supply prices.
      Gross Margin — Gross margin increased $12.4 million, or 28%, to $56.9 million in 2004 from $44.5 million in 2003, primarily as a result of the following factors:

•	$11.4 million increase attributable to percentage-of-proceeds processing arrangements, mainly due to higher commodity prices and improved per unit margin from our PELICO system; and

•	$1.0 million increase attributable to higher per unit margins for our Seabreeze pipeline.
      Operating and Maintenance Expense — Operating and maintenance expense decreased $1.4 million, or 9%, to $13.6 million in 2004 from $15.0 million in 2003. This decrease was primarily the result of lower repairs and maintenance for our Natural Gas Services segment.
      General and Administrative Expense — General and administrative expense decreased $0.6 million, or 8%, to $6.5 million in 2004 from $7.1 million in 2003. This decrease was primarily the result of lower allocated costs from Duke Energy Field Services due to lower overall Duke Energy Field Services general and administrative costs.
      Earnings from Equity Method Investment — Earnings from equity method investment increased $0.2 million, to $0.6 million in 2004 from $0.4 million in 2003. This increase was primarily the result of lower Black Lake pipeline operating and administrative costs.
      Impairment of Equity Method Investment — In 2004, we recorded an impairment totaling $4.4 million as impairment of equity method investment, which is included in the NGL Logistics segment.
      Depreciation and Amortization Expense — Depreciation and amortization expense decreased $0.2 million, or 2%, to $12.6 million in 2004 from $12.8 million in 2003, primarily as a result of certain assets that became fully depreciated at the beginning of 2004.

Year Ended December 31, 2003 vs. Year Ended December 31, 2002
      Total Operating Revenues — Total operating revenues increased $177.9 million, or 60%, to $475.1 million in 2003 from $297.2 million in 2002. This increase was primarily due to the following factors:

•	$93.6 million increase attributable to a full year of operation and higher commodity prices for our Seabreeze pipeline in 2003; and

•	$84.3 million increase attributable primarily to higher commodity prices for our Natural Gas Services segment.
      Purchases of Natural Gas and NGLs — Purchases of natural gas and NGLs increased $173.8 million, or 68%, to $430.6 million in 2003 from $256.8 million in 2002. This increase was primarily due to the following factors:

•	$92.6 million increase attributable to a full year of operation and higher commodity prices for our Seabreeze pipeline; and

•	$81.2 million increase attributable to higher costs of raw natural gas supply driven by higher commodity prices, partially offset by lower volumes for our Natural Gas Services segment.

      Gross Margin — Gross margin increased $4.1 million, or 10%, to $44.5 million in 2003 from $40.4 million in the same period of 2002, primarily as a result of the following factors:

•	$1.0 million increase attributable to a full year of operation of our Seabreeze pipeline; and

•	$3.1 million increase attributable to higher commodity prices.
      Operating and Maintenance Expense — Operating and maintenance expense increased $1.0 million, or 7%, to $15.0 million in 2003 from $14.0 million in 2002. This increase was primarily the result of higher outside labor for repairs and maintenance for our Natural Gas Services Segment.
      General and Administrative Expense — General and administrative expense increased $1.0 million, or 16%, to $7.1 million in 2003 from $6.1 million in 2002. This increase is primarily the result of higher allocated costs from Duke Energy Field Services due to higher overall Duke Energy Field Services general and administrative costs.
      Earnings from Equity Method Investment — Earnings from equity method investment decreased $0.1 million to $0.4 million in 2003 from $0.5 million in 2002. This decrease is primarily the result of lower fees charged by the Black Lake pipeline.
      Depreciation and Amortization Expense — Depreciation and amortization expense increased $0.5 million, or 4%, to $12.8 million in 2003 from $12.3 million in 2002. This increase is primarily the result of a full year of operations of our Seabreeze pipeline in 2003.

Results of Operations — Natural Gas Services Segment
      This segment consists of our North Louisiana system, which includes our PELICO system and our Minden and Ada processing plants and gathering systems.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	($ in millions except operating data)
Operating revenues:
Sales of natural gas, NGLs and condensate	$245.4	$322.6	$333.5	$244.0	$351.0
Transportation and processing services	14.3	18.6	19.9	15.0	16.7
Gains and (losses) from non-trading derivative activity	(0.3)	2.5	(0.1)	(0.1)	—

Total operating revenues	259.4	343.7	353.3	258.9	367.7
Purchases of natural gas and NGLs	220.3	301.5	299.7	219.6	323.9

Gross margin (a)	39.1	42.2	53.6	39.3	43.8
Operating and maintenance expense	13.7	14.7	13.4	9.5	11.3
Depreciation and amortization expense	11.8	11.9	11.7	8.7	8.3

Natural Gas Services segment net income	$13.6	$15.6	$28.5	$21.1	$24.2

Operating data:
Natural gas throughput (MMcf/d)	363	348	328	332	339
NGL gross production (Bbls/d)	4,186	4,381	4,690	4,652	4,795

(a)	Segment gross margin for each segment consists of total operating revenues for that segment less purchases of natural gas and NGLs for that segment. Our gross margin equals the sum of our segment gross margins. Please read “Summary — Non-GAAP Financial Measures” on page 16.

Nine Months Ended September 30, 2005 vs. Nine Months Ended September 30, 2004
      Total Operating Revenues — Total operating revenues increased $108.8 million, or 42%, to $367.7 million in the first nine months of 2005 from $258.9 million in the same period of 2004. This increase was primarily due to the following factors:

•	$67.2 million increase attributable to an increase in natural gas prices;

•	$10.5 million increase attributable to an increase in NGL and condensate prices;

•	$29.3 million increase attributable to higher natural gas and NGL sales volumes driven primarily by incremental natural gas demand at our Minden and Ada processing plants related to our merchant arrangements and higher gas supply volumes for our Ada processing plant and gathering system; and

•	$1.7 million increase attributable to higher processing fees primarily driven by incremental fee based services of our Ada gathering system and higher transportation fees on our PELICO system.
      Purchases of Natural Gas and NGLs — Purchases of natural gas and NGLs increased $104.3 million, or 47%, to $323.9 million in the first nine months of 2005 from $219.6 million in the same period of 2004. This increase was primarily due to higher costs of raw natural gas supply driven by higher commodity prices.
      Gross Margin — Gross margin increased $4.5 million, or 11%, to $43.8 million in the first nine months of 2005 from $39.3 million in the same period of 2004, primarily as a result of the following factors:

•	$5.7 million increase attributable to higher commodity prices;

•	$1.4 million increase attributable to higher fees and volumes for our Ada processing plant and gathering system as described above; and

•	$2.4 million decrease attributable to lower per unit margin for our PELICO system driven primarily by lower contractual premiums charged to customers related to pipeline imbalances.
      Operating and Maintenance Expense — Operating and maintenance expense increased $1.8 million, or 19%, to $11.3 million in the first nine months of 2005 from $9.5 million in the same period of 2004. This increase was primarily the result of higher outside services, parts and supplies and labor for maintenance and pipeline repairs.
      NGL production during the first nine months of 2005 increased 143 Bbls/d, or 3%, to 4,795 Bbls/d from 4,652 Bbls/d in the same period of 2004 due primarily to increased NGL recovery during the first nine months of 2005 as a result of favorable market economics for processing NGLs. Natural gas transported and/or processed during the first nine months of 2005 increased 7 MMcf/d, or 2%, to 339 MMcf/d from 332 MMcf/d for the first nine months of 2004 as a result of higher natural gas supply.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Total Operating Revenues — Total operating revenues increased $9.6 million, or 3%, to $353.3 million in 2004 from $343.7 million in 2003. This increase was primarily due to the following factors:

•	$17.0 million increase attributable to higher natural gas prices;

•	$12.5 million increase attributable to higher NGL and condensate prices;

•	$4.5 million increase attributable to higher NGL sales volume due to favorable market economics for processing NGLs;

•	$1.2 million increase attributable to higher transportation and processing fees due primarily to the incremental fee based services of our Ada gathering system offset by gas supply declines;

•	$23.1 million decrease attributable to lower natural gas sales volume driven by wellhead gas supply decline and higher NGL recoveries; and

•	$2.6 million decrease attributable to lower non-trading derivative activity primarily due to natural gas asset based marketing.
      Purchases of Natural Gas and NGLs  — Purchases of natural gas and NGLs decreased $1.8 million to $299.7 million in 2004 from $301.5 million in 2003. This decrease was primarily due to the following factors:

•	$23.3 million decrease attributable to lower raw natural gas supply volume due to declining wellhead production; and

•	$21.5 million increase attributable to higher costs of raw natural gas supply which is primarily due to higher commodity prices.
      Gross Margin — Gross margin increased $11.4 million, or 27%, to $53.6 million in 2004 from $42.2 million in 2003, primarily as a result of the following factors:

•	$8.0 million increase attributable to percentage-of-proceeds processing arrangements, mainly due to higher commodity prices;

•	$2.3 million increase attributable to higher per unit margins for our PELICO system primarily due to higher contractual premiums charged to customers related to pipeline imbalances; and

•	$1.2 million increase attributable to higher transportation and processing fees as described above.
      NGL production during 2004 increased 309 Bbls/d, or 7%, to 4,690 Bbls/d in 2004 from 4,381 Bbls/d during 2003 as a result of favorable market economics for processing NGLs. Natural gas transported and/or processed during 2004 decreased 20 MMcf/d, or 6%, to 328 MMcf/d from 348 MMcf/d during 2003 as a result of lower natural gas supply.
      Operating and Maintenance Expense — Operating and maintenance expense decreased $1.3 million, or 9%, to $13.4 million in 2004 from $14.7 million during 2003. This decrease was primarily the result of lower outside services for repairs and maintenance.

Year Ended December 31, 2003 vs. Year Ended December 31, 2002
      Total Operating Revenues — Total operating revenues increased $84.3 million, or 32%, to $343.7 million in 2003 from $259.4 million in 2002. This increase was primarily due to the following factors:

•	$114.5 million increase attributable to higher natural gas prices;

•	$8.6 million increase attributable to higher NGL and condensate prices;

•	$4.3 million increase attributable to higher fees as a result of replacing purchase and sales contracts with fee-based throughput contracts for our PELICO system;

•	$2.8 million increase attributable to net margin from non-trading derivative activity primarily due to natural gas asset-based marketing;

•	$42.9 million decrease attributable to lower natural gas sales volumes primarily as a result of replacing purchase and sales contracts with fee-based throughput contracts for our PELICO system; and

•	$2.9 million decrease attributable to lower NGL and sales volumes driven primarily by certain customers directly marketing their share of the product.
      Purchases of Natural Gas and NGLs — Purchases of natural gas and NGLs increased $81.2 million, or 37%, to $301.5 million in 2003 from $220.3 million in 2002. This increase was primarily due to the following factors:

•	$117.0 million increase attributable to higher costs of raw natural gas supply which is primarily due to higher commodity prices; and

•	$35.8 million decrease attributable to lower purchased raw natural gas supply volumes due primarily to replacing purchase and sales contracts with fee based throughput contracts for our PELICO system.

      Gross Margin — Gross margin increased $3.1 million, or 8%, to $42.2 million in 2003 from $39.1 million in the same period of 2002, primarily as a result of the following factors:

•	$6.0 million increase attributable to percentage-of-proceeds processing arrangements, mainly due to higher NGL and condensate prices;

•	$1.9 million decrease attributable to lower fractionation activity, which was due to the shut down of the fractionator at the Minden processing plant in late 2002; and

•	$1.0 million decrease attributable to lower throughput volume as discussed above.
      NGL production during 2003 increased 195 Bbls/d, or 5%, to 4,381 Bbls/d in 2003 from 4,186 Bbls/d during 2002 as a result of an increase in NGL recovery capacity at our Minden natural gas processing plant. Natural gas transported and/ or processed during 2003 decreased 15 MMcf/d, or 4%, to 348 MMcf/d in 2003 from 363 MMcf/d during 2002 as a result of lower natural gas supply.
      Operating and Maintenance Expense — Operating and maintenance expense increased $1.0 million, or 7%, to $14.7 million in 2003 from $13.7 million in 2002. This increase was primarily the result of higher outside labor for repairs and maintenance.

Results of Operations — NGL Logistics Segment
      This segment includes our NGL transportation pipelines, which includes our Seabreeze pipeline and our interest in the Black Lake pipeline.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	($ in millions except operating data)
Operating revenues:
Sales of NGLs	$37.8	$131.4	$156.2	$110.4	$143.2

Total operating revenues	37.8	131.4	156.2	110.4	143.2
Purchases of NGLs	36.5	129.1	152.9	107.9	140.5

Gross margin (a)	1.3	2.3	3.3	2.5	2.7
Operating and maintenance expense	0.3	0.3	0.2	0.2	0.2
Earnings from equity method investment	0.5	0.4	0.6	0.4	0.4
Impairment of equity method investment	—	—	4.4	4.4	—
Depreciation and amortization expense	0.5	0.9	0.9	0.7	0.5

NGL Logistics segment net income	$1.0	$1.5	$(1.6)	$(2.4)	$2.4

Operating data:
Seabreeze throughput (Bbls/d)	7,206	14,685	14,966	14,903	15,334
Black Lake throughput (Bbls/d) (b)	5,099	5,547	5,256	5,237	4,972

(a)	Segment gross margin for each segment consists of total operating revenues for that segment less purchases of natural gas and NGLs for that segment. Our gross margin equals the sum of our segment gross margins. Please read “Summary — Non-GAAP Financial Measures” on page 16.

(b)	Represents 50% of the throughput volumes of the Black Lake pipeline. Following this offering, we will own a 45% interest in the Black Lake Pipe Line Company.

Nine Months Ended September 30, 2005 vs. Nine Months Ended September 30, 2004
      Total Operating Revenues — Total operating revenues increased $32.8 million, or 30%, to $143.2 million in the first nine months of 2005 from $110.4 million the same period in 2004. This increase was primarily due to the following factors:

•	$29.6 million increase attributable to higher NGL prices for our Seabreeze pipeline; and

•	$3.2 million increase attributable to higher throughput volume for our Seabreeze pipeline due to a temporary supply disruption in the first, second and third quarters of 2004 which was restored during June of 2005.
      Purchases of NGLs — Purchases of NGLs increased $32.6 million, or 30%, to $140.5 million in the first nine months of 2005 from $107.9 million the same period in 2004. The increase was due primarily to the following factors:

•	$29.5 million increase attributable to higher NGL prices for our Seabreeze pipeline; and

•	$3.1 million increase attributable to higher throughput volumes for our Seabreeze pipeline due to a temporary supply disruption in the first and second quarters of 2004 which was restored during June of 2005.
      Gross Margin — Gross margin increased $0.2 million, or 8%, to $2.7 million in the first nine months of 2005 from $2.5 million in the same period in 2004 mainly as a result of higher per unit margins driven primarily by our Seabreeze pipeline transporting a larger portion of our volumes under higher margin supply contracts.
      Impairment of Equity Method Investment — In the first nine months of 2004, we recorded an impairment totaling $4.4 million as impairment of equity method investment.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Total Operating Revenues — Total operating revenues increased $24.8 million, or 19%, to $156.2 million in 2004 from $131.4 million in 2003. This increase was primarily due to the following factors:

•	$22.3 million increase attributable to higher commodity prices for our Seabreeze pipeline; and

•	$2.5 million increase attributable to higher throughput volumes for our Seabreeze pipeline due to additional supply sources.
      Purchases of NGLs — Purchases of NGLs increased $23.8 million, or 18%, to $152.9 million in 2004 from $129.1 million in 2003. The increase was due primarily to the following factors:

•	$21.3 million increase attributable to higher NGL prices for our Seabreeze pipeline; and

•	$2.5 million increase attributable to higher throughput volumes for our Seabreeze pipeline as described above.
      Gross Margin — Gross margin increased $1.0 million, or 43%, to $3.3 million in 2004 from $2.3 million in 2003 mainly as a result of higher per unit margin for our Seabreeze pipeline driven primarily by our Seabreeze pipeline transporting a larger portion of our volumes under higher margin supply contracts.
      Earnings from Equity Method Investment — Earnings from equity method investment increased $0.2 million to $0.6 million in 2004 from $0.4 million in 2003. This increase was primarily the result of lower Black Lake pipeline operating and administrative costs.
      Impairment of Equity Method Investment — In 2004, we recorded an impairment totaling $4.4 million as impairment of equity method investment.

Year Ended December 31, 2003 vs. Year Ended December 31, 2002
      Total Operating Revenues — Total operating revenues increased $93.6 million, or 248%, to $131.4 million in 2003 from $37.8 million in 2002. This increase was primarily due to the following factors:

•	$64.5 million increase attributable to a full year of operations of our Seabreeze pipeline in 2003; and

•	$29.1 million increase attributable to higher NGL prices for our Seabreeze pipeline.
      Purchases of NGLs — Purchases of NGLs increased $92.6 million, or 254%, to $129.1 million in 2003 from $36.5 million in 2002. The increase was due primarily to the following factors:

•	$63.8 million increase attributable to a full year of operations of our Seabreeze pipeline; and

•	$28.8 million increase attributable to higher NGL prices for our Seabreeze pipeline.
      Gross Margin — Gross margin increased $1.0 million, or 77%, to $2.3 million in 2003 from $1.3 million in 2002 mainly attributable to a full year of operations for our Seabreeze pipeline.
      Earnings from Equity Method Investment — Earnings from equity method investment decreased $0.1 million to $0.4 million in 2003 from $0.5 million in 2002. This decrease is primarily the result of lower fees charged by the Black Lake pipeline.
Liquidity and Capital Resources
      Historically, our sources of liquidity included cash generated from operations and funding from Duke Energy Field Services. Our cash receipts were deposited in Duke Energy Field Services’ bank accounts and all cash disbursements were made from these accounts. Thus, historically our financial statements have reflected no cash balances. Cash transactions handled by Duke Energy Field Services for us were reflected in net parent equity as intercompany advances between Duke Energy Field Services and us. Following this offering, we plan to maintain our own bank accounts but will continue to allow Duke Energy Field Services’ personnel to manage our cash and investments.
      We expect our sources of liquidity to include:

•	the retention of a portion of the proceeds from our initial public offering as described below;

•	cash generated from operations;

•	cash distributions from the Black Lake Pipe Line Company;

•	borrowings under our credit facility;

•	cash realized from the liquidation of United States Treasury and other securities that will be pledged under our credit facility;

•	issuance of additional partnership units; and

•	debt offerings.
      We expect to use a portion of the retained $94.6 million to fund payables of $53.9 million and use the remaining amount of approximately $40.7 million to fund future capital expenditures (including potential acquisitions), working capital and other general partnership purposes. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements, long-term capital expenditure requirements and quarterly cash distributions. Our hedging program may require us to post collateral depending on commodity price movements. Duke Energy Field Services has issued parental guarantees for our hedging program, which reduces our requirements to post collateral.
      Changes in natural gas, NGL and condensate prices and the terms of our processing arrangements have a direct impact on our generation and use of cash from operations due to their impact on net income, along with the resulting changes in working capital. We have hedged approximately 80% of our anticipated natural gas and NGL price risk associated with our percentage-of-proceeds arrangements through 2010 with natural gas and crude oil swaps. Additionally, as part of our gathering operations, we recover and sell condensate. We have hedged approximately 80% of our anticipated condensate price risk associated with our gathering operations through 2010 with crude oil swaps. For additional information regarding our hedging activities, please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies.”
      Working Capital — Working capital is the amount by which current assets exceed current liabilities. Our working capital requirements are primarily driven by changes in accounts receivable and accounts payable. These changes are impacted by changes in the prices of commodities that we buy and sell. In general, our working capital requirements increase in periods of rising commodity prices and decline in periods of falling commodity prices. However, our working capital needs do not necessarily change at the same rate as commodity prices because both accounts receivable and accounts payable are impacted by the same commodity prices. In addition, the timing of payments received by our customers or paid to our suppliers can also cause fluctuations in working capital because we settle with most of our larger suppliers and customers on a monthly basis and often near the end of the month. We had working capital of $33.2 million as of September 30, 2005, compared to working capital of $18.5 million as of December 31, 2004 and $7.4 million as of December 31, 2003. During these periods, the increasing working capital trend is primarily attributable to higher commodity prices and the timing of fluctuations in accounts receivable and accounts payable as described above. We expect that our future working capital requirements will be impacted by these same factors.
      DCP Midstream Partners Predecessor Cash flow — Net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2004 and 2005 were as follows:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2002	2003	2004	2004	2005

	($ in millions)
Net cash provided by operating activities	$21.3	$30.8	$25.6	$26.3		$7.7
Net cash used in investing activities	$(22.4)	$(1.2)	$(2.5)	$(0.3)		$(4.7)
Net cash provided by (used in) financing activities	$1.1	$(29.6)	$(23.1)	$(26.0)	$	(3.0)
      Cash Flows Provided by Operating Activities — The changes in net cash provided by operating activities are attributable to our net income adjusted for non-cash charges as presented in the Combined Statements of Cash Flows and changes in working capital as discussed above.
      Cash Flows Used in Investing Activities — Net cash used in investing activities from 2002 through September 30, 2005 was primarily used for capital expenditures, which generally consisted of expenditures for construction and expansion of our infrastructure in addition to well connections and other upgrades to our existing facilities.
      Cash Flows Provided by/Used in Financing Activities — Net cash provided by/used in financing activities from 2002 through September 30, 2005 represents the pass through of our net cash flows to Duke Energy Field Services under its cash management program as discussed above.
Capital Requirements
      The midstream energy business can be capital intensive, requiring significant investment to maintain and upgrade existing operations. In our Natural Gas Services segment, a significant portion of the cost of constructing new gathering lines to connect to our gathering system is generally paid for by the natural gas producer. In this segment, our expansion capital expenditures may include the construction of new pipelines that would facilitate greater movement of natural gas from western Louisiana and eastern Texas to the market hub that the PELICO system is connected to near Perryville, Louisiana. This hub provides access to several intrastate and interstate pipelines, including pipelines that transport natural gas to the northeastern United States.
      Our capital requirements have consisted primarily of, and we anticipate will continue to consist of the following:

•	maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows; and

•	expansion capital expenditures such as those to acquire additional assets to grow our business, to expand and upgrade gathering systems and processing plants and to construct or acquire similar systems or facilities.
      Given our objective of growth through acquisitions, expansions of existing assets and other internal growth projects, we anticipate that we will continue to invest significant amounts of capital to grow and acquire assets. We actively consider a variety of assets for potential acquisitions and expansion projects.
      We have budgeted maintenance capital expenditures of $3.4 million for the year ending December 31, 2005 and $2.2 million for the year ending December 31, 2006. During the first nine months of 2005, our capital expenditures, including maintenance and expansion capital expenditures, totaled $5.3 million. We expect to fund future capital expenditures with funds generated from our operations, borrowings under our new credit facility, the issuance of additional partnership units as appropriate given market conditions, and the liquidation of United States Treasury and other qualifying securities that will be pledged under our credit facility.
      Description of Credit Agreement. In connection with the closing of this offering, we will enter into a credit agreement for up to a $400 million credit facility with a syndicate of financial institutions that will consist of:

•	up to a $250 million revolving credit facility; and

•	up to a $175 million term loan facility.
      We expect that the revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. We expect that we will borrow approximately $110 million under our revolving credit facility at the closing of this offering and, as a result, that we will have approximately $140 million of remaining borrowing capacity under the revolving credit facility immediately after the closing. We expect the undrawn portion of the revolving credit facility will be available for letters of credit.
      We expect that we will be permitted to make up to two draws under the term loan facility within forty days of the date of closing of this offering, and amounts repaid under the term loan facility may not be reborrowed. We expect that, at the closing of this offering, we will borrow approximately $61.0 million under the term loan facility. The actual amount we borrow under the term loan facility will equal (i) the amount of net proceeds of this offering in excess of the amount of such proceeds that may be tax efficiently distributed to affiliates of Duke Energy Field Services at the closing of this offering less (ii) approximately $94.6 million in proceeds available to fund payables of $53.9 million and use the remaining amount of approximately $40.7 million to fund future capital expenditures (including potential acquisitions), working capital and other general partnership purposes, which amount of excess proceeds will be invested in United States Treasury and other qualifying securities. In order to reduce our cost of borrowings under the term loan facility, we will pledge the United States Treasury and other qualifying securities to secure the term loan facility. We will then distribute the $61.0 million borrowed under the term loan facility to our general partner, which can be done tax efficiently. In the event the underwriters exercise their option to purchase up to an additional 1,350,000 common units from us in full, we will borrow up to approximately $25.2 million in additional funds under the term loan facility and we will purchase and then pledge an equal amount of United States Treasury and other qualifying securities to further secure the additional borrowings under the term loan facility. The proceeds of the additional term loan borrowings will be used to redeem from a subsidiary of Duke Energy Field Services a number of common units equal to the number of common units issued upon exercise of the underwriters’ option, at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and a structuring fee. See “Use of Proceeds.”
      We expect that our obligations under the revolving credit facility will be unsecured and that the term loan facility will be secured at all times by the United States Treasury and other qualifying securities in an amount equal to or greater than the outstanding principal amount of the term loan. We expect that we may sell any portion of the collateral for the term loan facility at any time as long as we use the proceeds from the sale to repay term loan borrowings. We expect that upon any prepayment of term loan borrowings, the amount of our revolving credit facility will be automatically increased to the extent that the repayment of our term loan facility is made in connection with a permitted acquisition or permitted capital expenditure. We expect that indebtedness under the credit agreement will rank equally with all our outstanding unsecured and unsubordinated debt (except that the term loan facility will have a priority claim to the United States Treasury and other qualifying securities pledged to secure it).
      We may prepay all loans at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the revolving credit facility will bear interest, at our option, at either (1) the higher of lender’s prime rate and the federal funds rate plus 0.50% or (2) LIBOR, in either case, plus an applicable margin which ranges from 0.65% to 1.375% dependent upon the leverage level. The term loan facility will bear interest at (1) the higher of lender’s prime rate and the federal funds rate plus a 0.50% or (2) LIBOR plus a rate per annum of 0.15%.
      We expect that the credit agreement will prohibit us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. We expect the credit agreement will require us to maintain a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case as will be defined by the credit agreement) of not more than 4.75 to 1.0 and on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions, not more than 5.25 to 1.0. We expect the credit agreement will require us to maintain a interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as will be defined by the credit agreement) of not less than 3.0 to 1.0 determined as of the last day of each quarter for the four-quarter period ending on the date of determination.
      In addition, we expect the credit agreement will contain various covenants that may limit, among other things, our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of our assets, businesses and operations;

•	materially alter the character of our business as conducted at the closing of this offering; and

•	make acquisitions, investments and capital expenditures.
      If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. We expect each of the following could be an event of default under the credit agreement:

•	failure to pay any principal when due or any interest or fees within five business days of the due date;

•	failure to perform or otherwise comply with the covenants in the credit agreement;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to pay any other material debt, to be defined as the greater of (1) $10.0 million or (2) the lesser of (A) 3.0% of our consolidated net tangible assets and (B) $100.0 million, when due or within applicable grace period;

•	a change of control; and

•	other customary defaults, including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and judgment defaults.
      The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.
      Total Contractual Cash Obligations. A summary of our total contractual cash obligations as of September 30, 2005, is as follows:

	Payments Due By Period
	(Millions)

		Less
		than 1	More than
	Total	Year	5 Years

Purchase commitments (a)	$2.9	$2.9	—
Other long-term liabilities (b)	0.3	—	0.3

Total	$3.2	$2.9	$0.3

(a)	Purchase commitments total $2.9 million of various non-cancelable commitments for capital projects expected to be completed in 2006. Purchase commitments exclude $53.9 million of accounts payable and $3.9 million of other current liabilities recognized on the September 30, 2005 combined balance sheet. Purchase commitments also exclude $3.6 million of current and $2.5 million of long-term unrealized losses on non-trading derivative and hedging transactions included in the September 30, 2005 combined balance sheet. These amounts represent the current fair value of various derivative contracts and do not represent future cash purchase commitments. These contracts may be settled financially at the difference between the future market price and the contractual price and may result in cash payments or cash receipts in the future, but generally do not require delivery of physical quantities. In addition, many of our gas purchase contracts include short- and long-term commitments to purchase produced gas at market prices. These contracts, which have no minimum quantities, are excluded from the table.

(b)	Other long-term liabilities includes $0.2 million of asset retirement obligations and $0.1 million of environmental reserves recognized on the September 30, 2005 combined balance sheet.
Recent Accounting Pronouncements
      New Accounting Standards — SFAS 154, “Accounting Changes and Error Corrections” — In June 2005, the FASB issued SFAS 154, a replacement of APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The impact of SFAS 154 will depend on the nature and extent of any changes in accounting principles after the effective date, but we do not currently expect SFAS 154 to have a material impact on our combined results of operations, cash flows or financial position.
      Financial Accounting Standards Board Interpretation No. 47, or FIN 47, “Accounting for Conditional Asset Retirement Obligations” — In March 2005, the FASB issued FIN 47, which clarifies the accounting for conditional asset retirement obligations as used in SFAS 143, “Accounting for Asset Retirement Obligations.” A conditional asset retirement obligation is an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Therefore, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation under SFAS 143 if the fair value of the liability can be reasonably estimated. FIN 47 permits, but does not require, restatement of interim financial information. The provisions of FIN 47 are effective for reporting periods ending after December 15, 2005. We do not currently expect FIN 47 to have a material impact on our combined results of operations, cash flows or financial position.
      SFAS 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” — In December of 2004, the FASB issued SFAS 153, which amends APB Opinion No. 29, or APB 29, by eliminating the exception to the fair-value principle for exchanges of similar productive assets, which were accounted for under APB 29 based on the book value of the asset surrendered with no gain or loss recognition. SFAS 153 also eliminates APB 29’s concept of culmination of an earnings process. The amendment requires that an exchange of nonmonetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. Commercial substance is assessed by comparing the entity’s expected cash flows immediately before and after the exchange. If the difference is significant, the transaction is considered to have commercial substance and should be recognized at fair value. SFAS 153 is effective for nonmonetary transactions occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on our combined results of operations, cash flows or financial position.
      SFAS 123 (Revised 2004), or SFAS 123R, “Share-Based Payment” — In December of 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supercedes APB Opinion No. 25, or APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, for public entities, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We do not currently expect SFAS 123R to have a material impact on our combined results of operations, cash flows, or financial position.
Quantitative and Qualitative Disclosures about Market Risk

Risk and Accounting Policies
      We are exposed to market risks associated with commodity prices, counterparty credit and interest rates. Upon the closing of this offering, our management will establish comprehensive risk management policies and procedures to monitor and manage these market risks. In the interim, we will utilize Duke Energy Field Services’ risk management policies and procedures and risk management committee. Duke Energy Field Services’ risk management committee is composed of senior executives who receive regular briefings on positions and exposures, credit exposures and overall risk management in the context of market activities. The committee is responsible for the overall management of credit risk and commodity price risk, including monitoring exposure limits. We anticipate establishing a risk management committee and risk policies and procedures similar to those of Duke Energy Field Services.
      See “— Critical Accounting Policies and Estimates — Revenue Recognition” on page 76 for further discussion of the accounting for derivative contracts.

Credit Risk
      Our principal customers in the Natural Gas Services segment are large, natural gas marketing services and industrial end-users. Substantially all of our natural gas and NGL sales are made at market-based prices. This concentration of credit risk may affect our overall credit risk in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of these limits on an ongoing basis. Duke Energy Field Services’ credit policy promotes the use of master collateral agreements to mitigate credit exposure. Collateral agreements provide for a counterparty to post cash or letters of credit for exposure in excess of the established threshold. The threshold amount represents an open credit limit, determined in accordance with DCP Midstream Partners Predecessor’s credit policy. The collateral agreements also provide that the inability to post collateral is sufficient cause to terminate a contract and liquidate all positions. In addition, our standard gas and NGL sales contracts contain adequate assurance provisions which allow us to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment in a form satisfactory to us.
      Physical forward contracts and financial derivatives are generally cash settled at the expiration of the contract term. These transactions are generally subject to specific credit provisions within the contracts that would allow the seller, at its discretion, to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment satisfactory to the seller.

Interest Rate Risk
      The credit markets recently have experienced 50-year record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will continue to tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances.

Commodity Price Risk
      We are exposed to the impact of market fluctuations in the prices of natural gas, NGLs and condensate as a result of our gathering, processing and sales activities. We employ established policies and procedures to manage our risks associated with these market fluctuations using various commodity derivatives, including forward contracts, swaps, futures and options. All derivative activity reflected in the combined financial statements on pages F-10 through F-13 was transacted by Duke Energy Field Services and allocated to us, as more fully discussed in the notes to our financial statements beginning on page F-14.
      Valuation — Valuation of a contract’s fair value is performed by an internal group independent of the trading areas of Duke Energy Field Services. While common industry practices are used to develop valuation techniques, changes in pricing methodologies or the underlying assumptions could result in significantly different fair values and income recognition. When available, quoted market prices or prices obtained through external sources are used to verify a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.
      Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions. Changes in market prices and management estimates directly affect the estimated fair value of these contracts. Accordingly, it is reasonably possible that such estimates may change in the near term.
      Hedging Strategies — We closely monitor the risks associated with these commodity price changes on our future operations and, where appropriate, use various commodity instruments such as natural gas and crude oil contracts to mitigate the effect pricing fluctuations may have on the value of our assets and operations.
      In September 2005, we executed a series of derivative financial instruments which have been designated as a cash flow hedge of the price risk associated with our forecasted sales of natural gas, NGLs and condensate. Because of the strong correlation between NGL prices and crude oil prices and the lack of liquidity in the NGL financial market, we have used crude oil swaps to hedge NGL price risk. As a result of these transactions, we have hedged approximately 80% of our expected natural gas and NGL commodity price risk relating to our percentage of proceeds gathering and processing contracts and condensate commodity price risk relating to condensate recovered from our gathering operations through 2010.

      The natural gas and NGL price risk is associated with our percentage-of-proceeds arrangements. The condensate price risk is associated with our gathering operations where we recover and sell condensate. The margins we earn from condensate sales are directly correlated with crude oil prices. We continually monitor our hedging program and expect to continue to adjust our hedge position as conditions warrant.
      The derivative financial instruments we have entered into are typically referred to as “swap” contracts. These “swap” contracts entitle us to receive payment from the counterparty to the contract to the extent that the reference price is below the “swap price” stated in the contract, and we are required to make payment to the counterparty to the extent that the reference price is higher than the “swap price” stated in the contract. The swap contracts we have entered into to hedge our exposure to price risk associated with natural gas relate to the price of natural gas, settle on a monthly basis and provide that the reference price for each settlement period will be the monthly index price for natural gas delivered into the Texas Gas Transmission pipeline in the North Louisiana area as published by an independent industry publication. The “swap price” for each of these natural gas hedge contracts is $9.20 per MMBtu, and the notional volume for each period covered, and time periods covered, by these contracts is set forth in the table below. The swap contracts we have entered into to hedge our exposure to price risk associated with NGLs and condensate relate to the price of crude oil, settle on a monthly basis and provide that the reference price for each settlement period will be the average price for the month in which the NYMEX futures contracts for light, sweet crude delivered at Cushing, Oklahoma. The weighted average “swap price” for these crude oil hedge contracts is $63.27 per barrel, and the notional volume for each period covered, and the time periods covered, by these contracts is set forth in the table below.
      The counterparties to each of the swap contracts we have entered into are investment-grade rated financial institutions. We will be required to provide collateral to the counterparties to the crude oil hedge contracts to support our obligations to make payments to the counterparties in the event that our potential payment exposure to either counterparty under the crude oil hedge contracts exceeds $15 million, which we refer to as the “collateral threshold,” based on the five-year forward price curve for NYMEX crude oil contracts, which exposure would occur with one of the counterparties if this forward curve price exceeds $83.50 per barrel of light, sweet crude oil and with the other counterparty if this forward curve price exceeds $96.31 per barrel of light, sweet crude oil. As the swap contracts settle and the notional volume outstanding decreases, the forward curve price at which point collateral is required would be higher. The $15 million collateral threshold level is dependent on Duke Energy Field Services’ credit rating and would be reduced to $0 in the event Duke Energy Field Services’ credit rating were to fall below an investment grade rating. Duke Energy Field Services has provided a $50.0 million guarantee through September 30, 2006 to support our obligation to make payments to the counterparty to the natural gas hedge contract and a $25.0 million guarantee to each of the two counterparties to our two crude oil hedge contracts, one of which expires on February 28, 2006 and the other will remain in existence through the termination of the hedge contract.

      The following table sets forth additional information about our natural gas and crude oil swaps:

Period	Commodity	Notional Volume	Reference Price	Swap Price

January 2006 — December 2006	Natural Gas	4,200 MMBtu/d	Texas Gas Transmission Price(1)	$9.20/MMBtu
January 2007 — December 2007	Natural Gas	4,100 MMBtu/d	Texas Gas Transmission Price(1)	$9.20/MMBtu
January 2008 — December 2008	Natural Gas	4,000 MMBtu/d	Texas Gas Transmission Price(1)	$9.20/MMBtu
January 2009 — December 2009	Natural Gas	4,000 MMBtu/d	Texas Gas Transmission Price(1)	$9.20/MMBtu
January 2010 — December 2010	Natural Gas	3,900 MMBtu/d	Texas Gas Transmission Price(1)	$9.20/MMBtu
January 2006 — December 2006	Crude Oil	670 Bbls/d	NYMEX Index Price(2)	$63.27/Bbl
January 2007 — December 2007	Crude Oil	660 Bbls/d	NYMEX Index Price(2)	$63.27/Bbl
January 2008 — December 2008	Crude Oil	650 Bbls/d	NYMEX Index Price(2)	$63.27/Bbl
January 2009 — December 2009	Crude Oil	650 Bbls/d	NYMEX Index Price(2)	$63.27/Bbl
January 2010 — December 2010	Crude Oil	640 Bbls/d	NYMEX Index Price(2)	$63.27/Bbl

(1)	NYMEX index price for natural gas delivered into the Texas Gas Transmission pipeline in the North Louisiana area.

(2)	NYMEX index price for light, sweet crude oil delivered at Cushing, Oklahoma.
      At October 31, 2005, the fair value of the crude oil and natural gas swaps described above was $5.0 million and $2.4 million, respectively.
      In addition, we help our customers manage their commodity price risk by offering natural gas at a fixed price. When we enter into commercial arrangements with a fixed price, we also transact an offsetting financial hedge. This hedging strategy permits us to offer a service to our clients without subjecting ourselves to commodity price risk.
      To the extent that a hedge is effective, there is no impact to the Combined Statements of Operations until delivery or settlement occurs. Several factors influence the effectiveness of a hedge contract, including the use of contracts with different commodities or unmatched terms. Hedge effectiveness is monitored regularly and measured each month.
      The fair value of our qualifying hedge positions at a point in time is not necessarily indicative of the results realized when such contracts mature.
      For contracts that are designated and qualify as effective hedge positions of future cash flows, or fair values of assets, liabilities or firm commitments, to the extent that the hedge relationships are effective, their market value change impacts are not recognized in current earnings. The unrealized gains or losses on these contracts are deferred in accumulated other comprehensive income, or AOCI, for cash flow hedges or included in other current or noncurrent assets or liabilities on the combined balance sheets for fair value hedges of firm commitments. Amounts in AOCI are realized in earnings concurrently with the transaction being hedged. However, in instances where the hedging contract no longer qualifies for hedge accounting, amounts included in AOCI through the date of de-designation remain in AOCI until the underlying transaction actually occurs. The derivative contract (if continued as an open position) will be marked to market currently through earnings. Several factors influence the effectiveness of a hedge contract, including counterparty credit risk and using contracts with different commodities or unmatched terms. Hedge effectiveness is monitored regularly and measured each month.
      The fair value of our qualifying hedge positions is expected to be realized in future periods, as detailed in the following table. The amount of cash ultimately realized for these contracts will differ from the amounts shown in the following table due to factors such as market volatility, counterparty default and other unforeseen events that could impact the amount and/or realization of these values.

	Fair Value of Contracts as of September 30, 2005

				Maturity in
	Maturity in	Maturity in	Maturity in	2009 and	Total Fair
Sources of Fair Value	2006	2007	2008	Thereafter	Value

	(millions)
Prices supported by quoted market prices and other external sources	$(4.0)	$(0.3)	$—	$—	$(4.3)
Prices based on models or other valuation techniques	(0.5)	(0.8)	0.9	5.1	4.7

Total	$(4.5)	$(1.1)	$0.9	$5.1	$0.4

      The “prices supported by quoted market prices and other external sources” category includes our New York Mercantile Exchange swap positions in crude oil which have currently quoted monthly crude oil prices for the next 30 months. In addition, this category includes our forward positions in natural gas basis swaps at points for which over-the-counter, or OTC, broker quotes are available. On average, OTC quotes for natural gas swaps extend 13 months into the future. These positions are valued against internally developed forward market price curves that are validated and recalibrated against OTC broker quotes. This category also includes “strip” transactions whose prices are obtained from external sources and then modeled to daily or monthly prices as appropriate.
      The “Prices based on models and other valuation methods” category includes the value of transactions for which an internally developed price curve was constructed as a result of the long dated nature of the transaction or the illiquidity of the market point.
      Normal Purchases and Normal Sales — If a contract qualifies and is designated as a normal purchase or normal sale, no recognition of the contract’s fair value in the combined financial statements is required until the associated delivery period occurs. We have applied this accounting election for contracts involving the purchase or sale of physical natural gas or NGLs in future periods.
      Natural Gas Asset-Based Marketing — We actively manage our natural gas activities with both physical and financial transactions. To the extent possible, we match our natural gas supply portfolio to our sales portfolio. The majority of this financial activity is in the current or nearby month and is accounted for using mark-to-market accounting with changes in fair value recognized in current period earnings.
      Duke Energy Field Services measures and monitors the risk in commodity trading and marketing portfolios on a daily basis utilizing a Value-at-Risk model to determine the potential one-day favorable or unfavorable Daily Value at Risk, or DVaR, as described below. DVaR is monitored daily in comparison to established thresholds. Other measures are also used to limit and monitor the risk in the commodity trading and marketing portfolios (which includes all trading and marketing contracts not designated as hedge positions) on a monthly and annual basis. These measures include limits on the nominal size of positions and periodic loss limits.
      DVaR computations are based on a historical simulation, which uses price movements over an 11-day period to simulate forward price curves in the energy markets to estimate the potential favorable or unfavorable impact of one day’s price movement on the existing portfolio. The historical simulation emphasizes the most recent market activity, which is considered the most relevant predictor of immediate future market movements for crude oil, NGLs, natural gas and other energy-related products. DVaR computations use several key assumptions, including a 95% confidence level for the resultant price movement and the holding period specified for the calculation.
      DVaR is an estimate based on historical price volatility. Actual volatility can exceed predicted results. DVaR also assumes a normal distribution of price changes, thus if the actual distribution is not normal, the DVaR may understate or overstate actual results. DVaR is used to estimate the risk of the entire portfolio, and for locations that do not have daily trading activity, it may not accurately estimate risk due to limited price information. Stress tests may be employed in addition to DVaR to measure risk where market data information is limited. In the current DVaR methodology, options are modeled in a manner equivalent to forward contracts which may understate the risk.
      When available, quoted market prices are used to record a contract’s fair value. However, market values for energy trading contracts may not be readily determinable because the duration of the contracts could exceed the liquid activity in a particular market. If no active trading market exists for a commodity or for a contract’s duration, holders of these contracts must calculate fair value using internally developed valuation techniques or models. Key components used in these valuation techniques include price curves, volatility, correlation, interest rates and tenor. Of these components, volatility and correlation are the most subjective. Internally developed valuation techniques include the use of interpolation, extrapolation, and fundamental analysis in the calculation of a contract’s fair value. All risk components for new and existing transactions are valued using the same valuation technique and market data and discounted using a LIBOR based interest rate. Valuation adjustments for performance, market risk and administration costs are used to adjust the fair value of the contract to the gain or loss ultimately recognized in the Combined Statements of Operations.
      Our profitability is affected by changes in prevailing natural gas, NGL and condensate prices. Historically, changes in the prices of most NGL products and condensate have generally correlated with changes in the price of crude oil. Natural gas, NGL and condensate prices are volatile and are impacted by changes in the supply and demand for natural gas, NGLs and condensate as well as market uncertainty. For a discussion of the volatility of natural gas and NGL prices, please read “Risk Factors — Risks Related to Our Business — The cash flow from our Natural Gas Services segment is affected by natural gas, NGL and condensate prices, and decreases in these prices could adversely affect our ability to make distributions to holders of our common units and subordinated units” beginning on page 20. For the year ending December 31, 2006, we expect that a $1.00 per MMBtu change in price of natural gas, a $0.10 per gallon change in NGL prices and a $5.00 per barrel change in condensate prices would change our gross margin by approximately $0.2 million, $0.3 million and $0.3 million, respectively. These sensitivities include the effect of our hedging strategies executed in September 2005. Please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies” beginning on page 94 for more information about these hedging strategies. The magnitude of the impact on gross margin of changes in natural gas, NGL and condensate prices presented may not be representative of the magnitude of the impact on gross margin for different commodity prices or contract portfolios. Prices for these products can also affect our profitability indirectly by influencing the level of drilling activity and related opportunities for our services.

BUSINESS
Our Partnership
      We are a Delaware limited partnership recently formed by Duke Energy Field Services to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are currently engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas and the business of transporting and selling NGLs. Supported by our relationship with Duke Energy Field Services and its parents, Duke Energy and ConocoPhillips, we intend to acquire and construct additional assets and we have a management team dedicated to executing our growth strategy.
      Our operations are organized into two business segments, Natural Gas Services and NGL Logistics.
      Our Natural Gas Services segment is comprised of our North Louisiana system, which is an approximately 1,430-mile integrated pipeline system located in northern Louisiana and southern Arkansas that gathers, compresses, treats, processes, transports and sells natural gas received from approximately 1,100 receipt points, each of which represents production from one or more wells in the adjacent area, and that sells NGLs. This system consists of the following:

•	the Minden processing plant and gathering system, which includes a cryogenic natural gas processing plant supplied by approximately 700 miles of natural gas gathering pipelines, connected to approximately 460 receipt points, with throughput capacity of approximately 115 MMcf/d;

•	the Ada processing plant and gathering system, which includes a refrigeration natural gas processing plant supplied by approximately 130 miles of natural gas gathering pipelines, connected to approximately 210 receipt points, with throughput capacity of approximately 80 MMcf/d; and

•	the PELICO system, an approximately 600-mile intrastate natural gas gathering and transportation pipeline with throughput capacity of approximately 250 MMcf/d and connections to the Minden and Ada processing plants and approximately 450 other receipt points. The PELICO system delivers natural gas to multiple interstate and intrastate pipelines, as well as directly to industrial and utility end-use markets.
      Our NGL Logistics segment consists of the following:

•	our Seabreeze pipeline, an approximately 68-mile intrastate NGL pipeline in Texas with throughput capacity of 33 MBbls/d; and

•	our 45% interest in the Black Lake Pipe Line Company, the owner of an approximately 317-mile interstate NGL pipeline in Louisiana and Texas with throughput capacity of 40 MBbls/d.
Business Strategies
      Our primary business objective is to increase our cash distribution per unit over time. We intend to accomplish this objective by executing the following business strategies:
      Optimize: maximize the profitability of existing assets. We intend to optimize the profitability of our existing assets by adding new volumes of natural gas and NGLs and undertaking additional initiatives to enhance utilization and improve operating efficiencies. Our natural gas assets and NGL pipelines have excess capacity, which allows us to connect new supplies of natural gas and NGLs at minimal incremental cost.
      Build: capitalize on organic expansion opportunities. We continually evaluate economically attractive organic expansion opportunities to construct new midstream systems in new operating areas. For example, we believe there are opportunities to expand our North Louisiana system to transport increased volumes of natural gas produced in east Texas to premium markets and interstate pipeline connections on the eastern end of our North Louisiana system.
      Acquire: pursue strategic and accretive acquisitions. We plan to pursue strategic and accretive acquisition opportunities within the midstream energy industry, both in new and existing lines of business and geographic areas of operation. In light of the recent industry trend of large energy companies divesting their midstream assets, we believe there will continue to be significant acquisition opportunities. We intend to pursue acquisition opportunities both independently and jointly with Duke Energy Field Services and its parents, Duke Energy and ConocoPhillips, and we may also acquire assets directly from them, which will provide us with a broader array of growth opportunities than those available to many of our competitors.
Competitive Strengths
      We believe that we are well positioned to execute our primary business objective and business strategies successfully because of the following competitive strengths:
      Affiliation with Duke Energy Field Services and its parents. We expect that our relationship with Duke Energy Field Services and its parents, Duke Energy and ConocoPhillips, will provide us with significant business opportunities. After this offering, Duke Energy Field Services will continue to be one of the largest gatherers of natural gas (based on wellhead volume), the largest producer of NGLs and one of the largest marketers of NGLs in North America. Duke Energy Field Services, through its previous ownership of the general partner of TEPPCO Partners, L.P. from March 2000 until February 2005, has substantial experience in operating and growing a master limited partnership engaged in the midstream energy industry. Our relationship with Duke Energy Field Services, Duke Energy and ConocoPhillips also provides us with access to a significant pool of management talent. We believe our strong relationships throughout the energy industry, including with major producers of natural gas and NGLs in the United States, will help facilitate implementation of our strategies.
      Strategically located assets. We own and operate one of the largest integrated natural gas gathering, compression, treating, processing and transportation systems in northern Louisiana, an active natural gas producing area. This system is also well positioned, and we believe there are opportunities to expand this system, to transport increased volumes of natural gas from east Texas and west Louisiana to premium markets on the eastern end of our North Louisiana system and to interconnections with major interstate natural gas pipelines that transport natural gas to consumer markets in the eastern and northeastern United States. Our NGL pipelines are also strategically located to transport NGLs from plants that process natural gas produced in Texas and northern Louisiana to large fractionation facilities and a petrochemical plant along the Gulf Coast.
      Stable cash flows. Our operations consist of a favorable mix of fee-based and margin-based services, which together with our hedging activities, generate relatively stable cash flows. While our percentage-of-proceeds gathering and processing contracts subject us to commodity price risk, we have hedged approximately 80% of our natural gas and NGL commodity price risk related to these arrangements through 2010. As part of our gathering operations, we recover and sell condensate. We have hedged approximately 80% of our expected condensate commodity price risk relating to our natural gas gathering operations through 2010. For additional information regarding our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures about Market Risk — Hedging Strategies.”
      Integrated package of midstream services. We provide an integrated package of services to natural gas producers, including natural gas gathering, compression, treating, processing, transportation and sales, and NGL sales. We believe our ability to provide all of these services gives us an advantage in competing for new supplies of natural gas because we can provide substantially all of the services producers, marketers and others require to move natural gas and NGLs from wellhead to market on a cost-effective basis.
      Experienced management team. Our senior management team and board of directors will include some of the most senior officers of Duke Energy Field Services who has extensive experience in the midstream energy industry. Our management team will have a proven track record of enhancing value through the acquisition, optimization and integration of midstream assets. Additionally, we believe Duke Energy Field Services has established a reputation in the midstream business as a reliable and cost-effective supplier of services to our customers and has a track record of safe and efficient operation of our facilities.

Our Relationship with Duke Energy Field Services and its Parents
      One of our principal attributes is our relationship with Duke Energy Field Services and its parents, Duke Energy and ConocoPhillips. Duke Energy Field Services is one of the largest gatherers of natural gas (based on wellhead volume) the largest producer of NGLs and one of the largest marketers of NGLs, in North America. Duke Energy Field Services commenced operations in 2000 following the contribution to it of the combined North American midstream natural gas gathering, processing and marketing and NGL businesses of Duke Energy and Phillips Petroleum Company (prior to its merger with Conoco Inc.). Currently, Duke Energy Field Services is owned 50% by Duke Energy and 50% by ConocoPhillips.
      Duke Energy Field Services intends to use us as an important growth vehicle to pursue the acquisition and expansion of midstream natural gas, NGL and other complementary energy businesses and assets. We expect to have the opportunity to make acquisitions directly from Duke Energy Field Services in the future. However, we cannot say with any certainty which, if any, of these acquisition opportunities may be made available to us or if we will choose to pursue any such opportunity. In addition, through our relationship with Duke Energy Field Services and its parents, we will have access to a significant pool of management talent, strong commercial relationships throughout the energy industry and access to Duke Energy Field Services’ broad operational, commercial, technical, risk management and administrative infrastructure.
      Duke Energy Field Services will have a significant interest in our partnership through its ownership of a 2% general partner interest in us, all of our incentive distribution rights and a 47.6% limited partner interest in us. We will enter into an omnibus agreement with Duke Energy Field Services and some of its affiliates that will govern our relationship with them regarding certain reimbursement and indemnification matters. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
      While our relationship with Duke Energy Field Services and its parents is a significant attribute, it is also a source of potential conflicts. For example, Duke Energy Field Services, Duke Energy, ConocoPhillips or their affiliates are not restricted from competing with us. Each of them may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets. Please read “Conflicts of Interest and Fiduciary Duties.”
Natural Gas and NGLs Overview
      The midstream natural gas industry is the link between exploration and production of natural gas and the delivery of its components to end-use markets, and consists of the gathering, compression, treating, processing, transportation and selling of natural gas, and the transportation and selling of NGLs.

Natural Gas Demand and Production
      Natural gas is a critical component of energy consumption in the United States. According to the Energy Information Administration, or the EIA, total annual domestic consumption of natural gas is expected to increase from approximately 22.1 trillion cubic feet, or Tcf, in 2004 to approximately 25.4 Tcf in 2010, representing an average annual growth rate of over 2.3% per year. The industrial and electricity generation sectors are the largest users of natural gas in the United States. During the last three years, these sectors accounted for approximately 61% of the total natural gas consumed in the United States. In 2004, natural gas represented approximately 24% of all end-user domestic energy requirements. During the last five years, the United States has on average consumed approximately 22.5 Tcf per year, with average annual domestic production of approximately 19.1 Tcf during the same period. Driven by growth in natural gas demand and high natural gas prices, domestic natural gas production is projected to increase from 18.9 Tcf per year to 20.4 Tcf per year between 2004 and 2010.

Midstream Natural Gas Industry
      Once natural gas is produced from wells, producers then seek to deliver the natural gas and its components to end-use markets. The following diagram illustrates the natural gas gathering, processing, fractionation, storage and transportation process, which ultimately results in natural gas and its components being delivered to end-users. We provide all of these services other than fractionation to our customers.

Natural Gas Gathering
      The natural gas gathering process begins with the drilling of wells into gas-bearing rock formations. Once the well is completed, the well is connected to a gathering system. Onshore gathering systems generally consist of a network of small diameter pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission.

Natural Gas Compression
      Gathering systems are operated at design pressures that will maximize the total throughput from all connected wells. Since wells produce at progressively lower field pressures as they age, it becomes increasingly difficult to deliver the remaining production from the ground against a higher pressure that exists in the connecting gathering system. Natural gas compression is a mechanical process in which a volume of wellhead gas is compressed to a desired higher pressure, allowing gas flow into a higher pressure downstream pipeline to be brought to market. Field compression is typically used to lower the pressure of a gathering system to operate at a lower pressure or provide sufficient pressure to deliver gas into a higher pressure downstream pipeline. If field compression is not installed, then the remaining natural gas in the ground will not be produced because it cannot overcome the higher gathering system pressure. In contrast, if field compression is installed, then a well can continue delivering production that otherwise would not be produced.

Natural Gas Processing and Transportation
      The principal component of natural gas is methane, but most natural gas also contains varying amounts of NGLs including ethane, propane, normal butane, isobutane and natural gasoline. NGLs have economic value and are utilized as a feedstock in the petrochemical and oil refining industries or directly as heating, engine or industrial fuels. Long-haul natural gas pipelines have specifications as to the maximum NGL content of the gas to be shipped. In order to meet quality standards for long-haul pipeline transportation, natural gas collected through a gathering system must be processed to separate hydrocarbon liquids that can have higher values as mixed NGLs from the natural gas. NGLs are typically recovered by cooling the natural gas until the mixed NGLs become separated through condensation. Cryogenic recovery methods are processes where this is accomplished at temperatures lower than -150°F. These methods provide higher NGL recovery yields. After being extracted from natural gas, the mixed NGLs are typically transported via NGL pipelines or trucks to a fractionator for separation of the NGLs into their component parts.

      In addition to NGLs, natural gas collected through a gathering system may also contain impurities, such as water, sulfur compounds, nitrogen or helium. As a result, a natural gas processing plant will typically provide ancillary services such as dehydration and condensate separation prior to processing. Dehydration removes water from the natural gas stream, which can form ice when combined with natural gas and cause corrosion when combined with carbon dioxide or hydrogen sulfide. Condensate separation involves the removal of hydrocarbons from the natural gas stream. Once the condensate has been removed, it may be stabilized for transportation away from the processing plant via truck, rail or pipeline. Natural gas with a carbon dioxide or hydrogen sulfide content higher than permitted by pipeline quality standards requires treatment with chemicals called amines at a separate treatment plant prior to processing.
Natural Gas Services Segment

General
      Our Natural Gas Services segment consists of the North Louisiana system, which is a large integrated midstream natural gas system that offers the following services:

•	gathering;

•	compression;

•	treating;

•	processing;

•	transportation; and

•	sales of natural gas, NGLs and condensate.
      The system covers ten parishes in northern Louisiana and two counties in southern Arkansas. Through our North Louisiana system, we offer producers and customers wellhead-to-market services. The North Louisiana system has numerous market outlets for the natural gas that we gather, including several intrastate and interstate pipelines, eight major industrial end-users and three major power plants. The system is strategically located to facilitate the transportation of natural gas from eastern Texas and northern Louisiana to pipeline connections linking to markets in the eastern and northeastern areas of the United States.
      The North Louisiana system consists of:

•	our Minden processing plant, which has a processing capacity of approximately 115 MMcf/d, and gathering system, which is an approximately 700-mile natural gas gathering system with throughput capacity of approximately 115 MMcf/d;

•	our Ada processing plant, which has a processing capacity of approximately 45 MMcf/d, and gathering system, which is an approximately 130-mile natural gas gathering system with throughput capacity of approximately 80 MMcf/d; and

•	our PELICO system, an approximately 600-mile intrastate natural gas pipeline with throughput capacity of approximately 250 MMcf/d.

      A map representing the location of the assets that comprise the North Louisiana system is set forth below:

Natural Gas Supply
      The natural gas supply for the gathering pipelines and processing plants in our North Louisiana system is derived primarily from natural gas wells located in the following five parishes in northern Louisiana: Bienville, Claiborne, Jackson, Lincoln and Webster. The PELICO system also receives natural gas produced in eastern Texas through its interconnect with other pipelines that transport natural gas from eastern Texas into western Louisiana. This five parish area has experienced significant levels of drilling activity, providing us with opportunities to access newly developed natural gas supplies. Natural gas production in this area has increased as a result of additional drilling, which has generally targeted deeper natural gas reservoirs in the Cotton Valley, Hosston and Smackover formations. We believe that continued drilling activity within our service area will result in future gas discoveries, which will increase our well attachment opportunities for this area. Drilling density is not yet mature for these deeper targets and continued production growth is possible. Using historical production reports filed by producers with the State of Louisiana and reported by Petroleum Information/Dwights LLC, we have determined that the number of wells drilled within this five parish area for the period from 2000 through August 31, 2005 was as follows:

Year	Wells Drilled (a)

2000	162
2001	190
2002	131
2003	164
2004	237
Eight months ended August 31, 2005	163

(a)	Represents the number of wells during a particular period for which drilling commenced, but does not represent the actual number of wells that were completed or that produced commercial quality natural gas.
      We typically do not obtain independent evaluations of reserves dedicated to our pipeline systems due to the lack of publicly available producer reserve information. Accordingly, we do not have traditional reserve estimates of total natural gas supply dedicated to our systems or the anticipated life of such producing reserves. However, we have documented natural gas production trends for this five parish area, using information filed by producers with the State of Louisiana and obtained from Petroleum Information/Dwights LLC. We believe this information provides a valuable perspective of the number of producing wells and associated production trends adjacent to our pipelines, as well as potential drilling activity near our pipelines.
      Using the data described above, we have constructed the following chart, which illustrates natural gas production trends from 1985 to 2004 for the active wells within this five parish area. The chart depicts the historical levels of natural gas production presented as average daily volume in MMcf/d for all wells in this area. Each band in the table reflects the natural gas production resulting from natural gas wells completed in the initial year represented by such band. As a result, each band reflects the reduction over time in natural gas production due to the natural declines associated with production of natural gas reserves. Collectively, the bands represent the aggregate amount of natural gas production for each year based on the cumulative effect of production from natural gas wells drilled at various times during, and prior to, such year.
      Annual natural gas production in North Louisiana five parish area by year of completion
(1985-2004) from Petroleum Information/ Dwights LLC

Gathering Systems
      The North Louisiana natural gas gathering system, consisting of the Minden and Ada gathering systems, has approximately 830 miles of natural gas gathering pipelines, ranging in size from two inches to twelve inches in diameter. The system has aggregate throughput capacity of approximately 195 MMcf/d and average throughput on the system was approximately 125 MMcf/d in 2004. There are 26 compressor stations located within the system, comprised of 62 units with an aggregate of approximately 70,000 horsepower.
      The Minden gathering system is an approximately 700-mile natural gas gathering system located in Bossier, Claiborne, Jackson, Lincoln, Ouachita and Webster parishes, Louisiana and two Arkansas counties. The system gathers natural gas from producers at approximately 460 receipt points and delivers it for processing to the Minden processing plant. The Minden gathering system also delivers NGLs produced at the Minden processing plant to the Black Lake pipeline. The Minden gathering system has throughput capacity of approximately 115 MMcf/d, and had aggregate throughput of approximately 69 MMcf/d in 2004.
      The Ada gathering system is an approximately 130-mile natural gas gathering system located in Bienville and Webster parishes, Louisiana. The system gathers natural gas from producers at approximately 210 receipt points and delivers it for processing to the Ada processing plant. The Ada gathering system has throughput capacity of approximately 80 MMcf/d, and had throughput of approximately 56 MMcf/d in 2004.

Processing Plants
      The Minden processing plant is a cryogenic natural gas processing and treating plant located in Webster parish, Louisiana. The Minden processing plant has a design capacity of 115 MMcf/d. In 2004, the Minden processing plant processed approximately 69 MMcf/d of natural gas and produced approximately 4,500 Bbls/d of NGLs. This processing plant has amine treating and ethane recovery and rejection capabilities such that we can recover approximately 80% of the ethane contained in the natural gas stream. In addition, the processing plant is able to reject ethane of effectively 13% when justified by market economics. This processing flexibility enables us to maximize the value of ethane for our customers. In 2002, we upgraded the Minden processing plant to enable greater ethane recovery and rejection capabilities. As part of that project, we reached an agreement with our customers to receive 100% of the realized margin attributable to the incremental value of ethane recovered as an NGL from the natural gas stream when appropriate market conditions exist and until a defined return on the initial investment is reached.
      The Ada processing plant is a refrigeration natural gas processing plant located in Bienville parish, Louisiana. The Ada processing plant has a design capacity of 45 MMcf/d. In 2004, the facility processed approximately 45 MMcf/d of natural gas and produced approximately 188 Bbls/d of NGLs.

Transportation System
      The PELICO system is an approximately 600-mile intrastate natural gas gathering and transportation pipeline with 250 MMcf/d of capacity and average throughput of approximately 205 MMcf/d in 2004. The PELICO system gathers and transports natural gas that does not require processing from producers in the area at approximately 450 meter locations. Additionally, the PELICO system transports processed gas from the Minden and Ada processing plants and natural gas supplied from third party interstate and intrastate natural gas pipelines. The PELICO system also receives natural gas produced in eastern Texas through its interconnect with other pipelines that transport natural gas from eastern Texas into western Louisiana.

Natural Gas Markets
      The North Louisiana system has numerous market outlets for the natural gas that we gather on the system. Our natural gas pipelines connect to the Perryville Market Hub, a natural gas marketing hub that provides connection to four intrastate or interstate pipelines, including pipelines owned by Southern Natural Gas Company, Texas Gas Transmission, LLC, CenterPoint Energy Mississippi River Transmission Corporation and CenterPoint Energy Gas Transmission Company. In addition, our natural gas pipelines also have access to gas that flows through pipelines owned by Texas Eastern Transmission, LP, Crosstex LIG, LLC, Gulf South Pipeline Company, Tennessee Natural Gas Company and Regency Intrastate Gas, LLC. The North Louisiana system is also connected to eight major industrial end-users and makes deliveries to three power plants. Generally, the gas flows from our Minden and Ada gathering systems and PELICO system from west to east toward the industrial and interstate markets with the exception of some industrial end-users located near the central-southern section of the PELICO system. This flow pattern changes somewhat during the summer when utility loads increase deliveries off the same central-southern section of the PELICO system. Our access to numerous market outlets, including interstate pipelines in northeastern Louisiana that deliver natural gas to premium markets on the northeast and east coast, and to several end-users located on our system provides us with the flexibility to deliver our natural gas supply to markets with the most attractive pricing.
      The NGLs extracted from the natural gas at the Minden processing plant are delivered to the Black Lake pipeline through our wholly-owned approximately 9-mile Minden NGL pipeline. The NGLs are sold at market index prices to an affiliate of Duke Energy Field Services and transported to the Mont Belvieu hub via the Black Lake pipeline of which we own a 45% interest. The NGLs extracted from natural gas at the Ada processing plant are sold at market index prices to third parties and are delivered to the third parties’ trucks at the tailgate of the plant.

Customers and Contracts
      The primary suppliers of natural gas to our North Louisiana system are Anadarko Petroleum Corporation and ConocoPhillips (one of our affiliates), which collectively represented 48% of the 328 MMcf/d natural gas supplied to this system in 2004 and approximately 49% of the 339 MMcf/d of natural gas supplied to this system for the nine months ended September 30, 2005. We actively seek new supplies of natural gas to increase throughput volume and to offset natural declines in the production from connected wells. We obtain new natural gas supplies in our operating areas by contracting for production from new wells, by connecting new wells drilled on dedicated acreage and by obtaining natural gas that has been released from other gathering systems.
      We currently have approximately 1,100 receipt points on the North Louisiana system receiving natural gas production from individual wells or groups of wells. Approximately 60% of these receipt points are located on our Minden gathering system and our Ada gathering system. The remaining 40% of these receipt points are located on the PELICO system. The natural gas supplied to the North Louisiana system is generally dedicated to us under individually negotiated long-term contracts that provide for the commitment by the producer of all natural gas produced from designated properties. Generally, the initial term of these purchase agreements is for three to five years or, in some cases, the life of the lease. Our PELICO system receives natural gas from our Minden and Ada gathering systems and processing plants as well as from interconnects with other intrastate pipelines that deliver gas from other producing areas in eastern Texas and northern Louisiana, and from other wellhead receipt points directly connected to the system.
      For natural gas that is gathered and then processed at our Minden or Ada processing plants, we purchase the wellhead natural gas from the producers primarily under percentage-of-proceeds arrangements or fee-based arrangements. Our gross margin generated from percentage-of-proceeds gathering and processing contracts is directly correlated to the price of natural gas and NGLs. To minimize this potential future volatility, in connection with this offering we have hedged our natural gas, NGLs and condensate for approximately 80% of our anticipated natural gas, NGL and condensate attributable to these contracts through 2010. We gather and transport natural gas on the PELICO system under a combination of fee-based transportation agreements and merchant arrangements. Under our merchant arrangements, we, directly or through a subsidiary of Duke Energy Field Services as our agent, purchase natural gas at the wellhead and from third parties and related parties at pipeline interconnect points, as well as residue gas from our Minden and Ada processing plants, and then resell the aggregated natural gas to third parties.
      We have a fee-based contractual relationship with ConocoPhillips pursuant to which ConocoPhillips has dedicated all of its natural gas production within an area of mutual interest to our Ada and Minden gathering and processing systems and the PELICO system under multiple agreements that have a minimum term of five years that expire in 2011. The area of mutual interest in these contracts covers an area of approximately 129 square miles in Webster and Bienville parishes. To date, ConocoPhillips has drilled and connected approximately 145 wells to our Ada gathering system, six wells to our Minden gathering system and over 200 wells to our PELICO system, pursuant to these contracts. We recently expanded our contractual relationship with ConocoPhillips to provide system-wide low pressure services on the Ada gathering system that decreased ConocoPhillips’ production costs by allowing it to remove wellhead compressors and, as a result of lower wellhead pressure, increased ConocoPhillips’ natural gas production and extended the life of certain of its wells. The additional production and the addition of the system-wide low pressure services have resulted in additional fee-based revenues for us. In addition, we have a multi-year transportation agreement with Anadarko Petroleum Corporation on the PELICO system that delivers gas from the Vernon field to interstate markets on the east end of the system.

Competition
      The North Louisiana system experiences competition in all of its local markets. The North Louisiana system’s principal areas of competition include obtaining natural gas supplies for the Minden processing plant and Ada processing plant and natural gas transportation customers for the PELICO system. The North Louisiana system’s competitors include major integrated oil and gas companies, interstate and intrastate pipelines, and companies that gather, compress, treat, process, transport and/or market natural gas. The PELICO system competes with interstate and intrastate pipelines. These include pipelines owned by Regency Intrastate Gas, LLC, Gulf South Pipeline Company and Tennessee Natural Gas Company. The Minden and Ada processing plants compete with other natural gas gathering and processing systems owned by XTO Energy Inc., Regency Intrastate Gas, LLC, Optigas Inc. and Gulf South Pipeline Company, as well as producer-owned systems.
NGL Logistics Segment

NGL Pipelines
      General. Our NGL transportation assets consist of our wholly-owned approximately 68-mile Seabreeze intrastate NGL pipeline located in Texas and a 45% interest in the approximately 317-mile Black Lake interstate NGL pipeline located in Louisiana and Texas. These NGL pipelines transport mixed NGLs from natural gas processing plants to fractionation facilities, a petrochemical plant and an underground NGL storage facility. In aggregate, our NGL transportation business has 73 MBbls/d of capacity and in 2004 average throughput was 25.5 MBbls/d.
      In the markets we serve, our pipelines are the sole pipeline facility transporting NGLs from the supply source. Our pipelines provide transportation services to customers on a fee basis. Therefore, the results of operations for this business are generally dependent upon the volume of product transported and the level of fees charged to customers. The volumes of NGLs transported on our pipelines are dependent on the level of production of NGLs from processing plants connected to our NGL pipelines. When natural gas prices are high relative to NGL prices, it is less profitable to process natural gas because of the higher value of natural gas compared to the value of NGLs and because of the increased cost of separating the mixed NGLs from the natural gas. As a result, we have experienced periods in the past, and will likely experience periods in the future, that higher natural gas prices reduce the volume of NGLs produced at plants connected to our NGL pipelines.
      Seabreeze Pipeline.
      Our Seabreeze pipeline is an approximately 68-mile private NGL pipeline with current capacity configured at 33 MBbls/d. It is located along the Gulf Coast area of southeastern Texas. For 2004, average throughput on the pipeline was approximately 15 MBbls/d. The Seabreeze pipeline was put into service in 2002 to deliver an NGL mix to the Formosa Point Comfort Chemical Complex from Williams’ Markham Gas Plant, a large processing plant with processing capacity of approximately 340 MMcf/d located in Matagorda County, Texas; Enterprise Products’ Matagorda Plant, a large processing plant with capacity of approximately 250 MMcf/d located in Matagorda County, Texas; and TEPPCO Partners, L.P.’s South Dean NGL pipeline. The Seabreeze pipeline is the sole NGL pipeline for the two processing plants and is the only delivery point for the South Dean NGL pipeline. The South Dean NGL pipeline transports NGLs from five natural gas processing plants located in southeastern Texas that have aggregate processing capacity of approximately 1.6 Bcf/d. Three of these processing plants are owned by Duke Energy Field Services. The seven processing plants that produce NGLs that flow into the Seabreeze pipeline process natural gas produced in southern Texas and offshore in the Gulf of Mexico (Boomvang and Nansen offshore production platforms and the Matagorda Island Production Facility). The Seabreeze pipeline delivers the NGLs it receives from these sources to a fractionator at the Formosa Point Comfort Chemical Complex and the Texas Brine Salt Dome storage facility.

      A map illustrating the location of the Seabreeze pipeline is set forth below:
      Upon closing, we will enter into a contractual arrangement with a subsidiary of Duke Energy Field Services that will provide that Duke Energy Field Services will purchase the NGLs that were historically purchased by us, and Duke Energy Field Services will pay us to transport the NGLs pursuant to a fee-based rate that will be applied to the volumes transported. We will enter into this fee-based contractual arrangement with the objective of generating approximately the same operating income per barrel transported that we realized when we were the purchaser and seller of NGLs. We will not take title to the products transported on the NGL pipeline; rather, the shipper retains title and the associated commodity price risk. Duke Energy Field Services is the sole shipper on the Seabreeze pipeline under a 17-year transportation agreement expiring in 2022. The Seabreeze pipeline only collects fee-based transportation revenue under this agreement. Duke Energy Field Services receives its supply of NGLs that it then transports on the Seabreeze pipeline under a 20-year NGL purchase agreement with Williams expiring in 2022 and a 5-year NGL purchase agreement with Enterprise Products Partners expiring in 2007. Under these agreements, Williams and Enterprise Products Partners have each dedicated all of their respective NGL production from these processing plants to Duke Energy Field Services. The Seabreeze pipeline delivers all of Duke Energy Field Services’ volumes to a fractionator at the Formosa Point Comfort Chemical Complex and the Texas Brine Salt Dome storage facility operated by Underground Services Markam. Duke Energy Field Services has a 20-year long-term sales agreement with Formosa expiring in 2022. Additionally, Duke Energy Field Services has a 10-year transportation agreement with TEPPCO Partners, L.P. expiring in 2012 that covers all of the NGL volumes transported on the South Dean NGL pipeline for delivery to the Seabreeze pipeline.
      For 2004, average throughput on the pipeline was approximately 15 MBbls/d. Throughput on the pipeline during 2004 was negatively impacted by a shut down of the South Dean NGL pipeline from March 2004 until June 2005 due to pipeline integrity repairs. During July 2005 following the restart of the South Dean NGL pipeline, we transported approximately 8 MBbls/d of NGLs received from the South Dean NGL pipeline. As a result, we believe throughput should increase on Seabreeze in the second half of 2005. The pipeline could be expanded in the future to over 50 MBbls/d with the installation of additional pumps. We are also evaluating an extension of the Seabreeze pipeline to connect to an additional Duke Energy Field Services’ processing plant in 2006 to gather an additional 6 MBbls/d.
      Black Lake Pipeline. We own a 45% interest in Black Lake Pipe Line Company, which owns an approximately 317-mile FERC-regulated interstate NGL pipeline with 40 MBbls/d of capacity. For 2004,

average throughput on the pipeline was approximately 10.5 MBbls/d. A map representing the location of the Black Lake pipeline is set forth below:
      The Black Lake pipeline was constructed in 1967 and delivers NGLs from processing plants in northern Louisiana and southeastern Texas to fractionation plants at Mont Belvieu on the Texas Gulf Coast. The Black Lake pipeline receives NGL mix from three natural gas processing plants in northern Louisiana, including our Minden plant, Regency Intrastate Gas, LLC’s Dubach processing plant and Chesapeake Energy Corporation’s Black Lake processing plant, which have aggregate natural gas processing capacity of approximately 345 MMcf/d. The Black Lake pipeline is the sole NGL pipeline for all of these natural gas processing plants in northern Louisiana. In addition, the Black Lake pipeline receives NGL mix from Duke Energy Field Services’ Jasper pipeline, which has NGL throughput capacity of approximately 18 MBbls/d and is the sole NGL pipeline for the Brookeland Gas Plant. The Brookeland Gas Plant, which is located in southeastern Texas, is 80% owned by Duke Energy Field Services. Duke Energy Field Services is currently considering a potential sale of its 80% interest in the Brookeland Gas Plant and its 100% interest in the Jasper pipeline to an unaffiliated third party.
      There are currently five active shippers on the pipeline, with Duke Energy Field Services historically being the largest, representing approximately 6.7 MBbls/d in 2004. The Black Lake pipeline generates revenues through a FERC-regulated tariff. The current average rate per barrel is $0.86 for 2005.
      Black Lake Pipe Line Company is a partnership that is owned 45% by us, 5% by Duke Energy Field Services and 50% by BP. BP is the operator of the pipeline. Black Lake Pipe Line Company is required by its partnership agreement to make monthly cash distributions equal to 100% of its available cash for each month, which is defined generally as receipts plus reductions in cash reserves less disbursements and increases in cash reserves. In anticipation of a pipeline integrity project, Black Lake Pipe Line Company suspended making monthly cash distributions in December 2004 in order to reserve cash to pay the expenses of this project. We expect that this project will be completed in 2006 and that monthly cash distributions will resume following the completion of this project.
Safety and Maintenance Regulation
      We are subject to regulation by the United States Department of Transportation, referred to as DOT, under the Accountable Pipeline and Safety Partnership Act of 1996, referred to as the Hazardous Liquid Pipeline Safety Act, and comparable state statutes with respect to design, installation, testing, construction, operation, replacement and management of pipeline facilities. The Hazardous Liquid Pipeline Safety Act covers petroleum and petroleum products and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to file certain reports and provide information as required by the United States Secretary of Transportation. These regulations include potential fines and penalties for violations. We believe that we are in material compliance with these Hazardous Liquid Pipeline Safety Act regulations.
      We are also subject to the Natural Gas Pipeline Safety Act of 1968, referred to as NGPSA, and the Pipeline Safety Improvement Act of 2002. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities while the Pipeline Safety Improvement Act establishes mandatory inspections for all United States oil and natural gas transportation pipelines and some gathering lines in high-consequence areas within 10 years. The DOT has developed regulations implementing the Pipeline Safety Improvement Act that will require pipeline operators to implement integrity management programs, including more frequent inspections and other safety protections in areas where the consequences of potential pipeline accidents pose the greatest risk to people and their property. We currently estimate we will incur costs of approximately $6.1 million between 2006 and 2010 to implement integrity management program testing along certain segments of our natural gas and NGL pipelines. This does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program. Duke Energy Field Services has agreed to indemnify us for up to $5.3 million of our pro rata share of the costs associated with any repairs to the Black Lake pipeline that are determined to be necessary as a result of the pipeline integrity testing and up to $4.0 million of the costs associated with any repairs to the Seabreeze pipeline that are determined to be necessary as a result of the pipeline integrity testing.
      States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. We do not anticipate any significant problems in complying with applicable state laws and regulations in those states in which we or the entities in which we own an interest operate. Our natural gas pipelines have continuous inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.
      In addition, we are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, referred to as OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We and the entities in which we own an interest are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above the specified thresholds or any process which involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. Flammable liquids stored in atmospheric tanks below their normal boiling point without the benefit of chilling or refrigeration are exempt. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements. We believe that we are in material compliance with all applicable laws and regulations relating to worker health and safety.
Regulation of Operations
      Regulation of pipeline gathering and transportation services, natural gas sales and transportation of NGLs may affect certain aspects of our business and the market for our products and services.

Intrastate Natural Gas Pipeline Regulation
      Intrastate natural gas pipeline operations are not generally subject to rate regulation by FERC, but they are subject to regulation by various agencies in the respective states where they are located. However, to the extent that an intrastate pipeline system transports natural gas in interstate commerce, the rates, terms and conditions of such transportation service are subject to FERC jurisdiction under Section 311 of the NGPA. Under Section 311, intrastate pipelines providing interstate service may avoid jurisdiction that would otherwise apply under the Natural Gas Act. Section 311 regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Under Section 311, rates charged for transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest. Additionally, the terms and conditions of service set forth in the intrastate pipeline’s Statement of Operating Conditions are subject to FERC approval. Failure to observe the service limitations applicable to transportation services provided under Section 311, failure to comply with the rates approved by FERC for Section 311 service, and failure to comply with the terms and conditions of service established in the pipeline’s FERC-approved Statement of Operating Conditions could result in the assertion of federal Natural Gas Act jurisdiction by FERC and/or the imposition of administrative, civil and criminal penalties. The PELICO system is subject to FERC jurisdiction under Section 311 of the NGPA. The maximum rate that the PELICO system may currently charge is $0.1965 per MMBtu. Pursuant to a FERC order, the PELICO system is required to file a new Section 311 rate case with FERC in 2006 at which time the PELICO system’s rates, terms and conditions of service may be subject to change, which we do not expect to have a material adverse effect on our business.

Gathering Pipeline Regulation
      Section 1(b) of the Natural Gas Act exempts natural gas gathering facilities from the jurisdiction of FERC under the Natural Gas Act. We believe that the natural gas pipelines in our North Louisiana system meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of substantial, on-going litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, and in some instances complaint-based rate regulation.
      Louisiana’s Pipeline Operations Section of the Department of Natural Resources’ Office of Conservation is generally responsible for regulating intrastate pipelines and gathering facilities in Louisiana, and has authority to review and authorize natural gas transportation transactions, and the construction, acquisition, abandonment and interconnection of physical facilities. Historically, apart from pipeline safety, it has not acted to exercise this jurisdiction respecting gathering facilities.
      Our purchasing, gathering and intrastate transportation operations are subject to Louisiana and Arkansas ratable take and common purchaser statutes. The ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas.
      Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Our gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services. Our gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Sales of Natural Gas
      The price at which we buy and sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to the FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry, and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes to our natural gas marketing operations, and we note that some of the FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other natural gas marketers with whom we compete.

Interstate NGL Pipeline Regulation
      The Black Lake pipeline is an interstate NGL pipeline subject to FERC regulation. The FERC regulates interstate Natural Gas Liquid pipelines under its Oil Pipeline Regulations, the Interstate Commerce Act (ICA) and the Elkins Act. FERC requires that interstate NGL pipelines file tariff publications that contain all the rules and regulations governing the rates and charges for services performed. These tariffs apply to the interstate movement of NGLs. Pursuant to the ICA, rates can be challenged at FERC either by protest when they are initially filed or increased, or by complaint at any time they remain on file with the jurisdictional agency. If the origin point and destination point are in different states then a tariff for that movement is required to be on file with FERC. Intrastate movements where the origin and destination point are in the same state are subject to applicable state regulation.
Environmental Matters

General
      Our operation of pipelines, plants and other facilities for gathering, transporting, processing or storing natural gas, NGLs and other products is subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment.
      As an owner or operator of these facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	restricting the way we can handle or dispose of our wastes;

•	limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations or attributable to former operations; and

•	enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.
      Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or other waste products into the environment.
      The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. We also actively participate in industry groups that help formulate recommendations for addressing existing or future regulations.
      We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. In addition, we believe that the various environmental activities in which we are presently engaged are not expected to materially interrupt or diminish our operational ability to gather, compress, treat, fractionate and process natural gas. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will cause us to incur significant costs. Below is a discussion of the material environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.
      We or the entities in which we own an interest inspect the pipelines regularly using equipment rented from third-party suppliers. Third parties also assist us in interpreting the results of the inspections.
      Duke Energy Field Services has agreed to indemnify us in an aggregate amount not to exceed $15.0 million for three years after the closing of this offering for environmental noncompliance and remediation liabilities associated with the assets transferred to us and occurring or existing before the closing date.

Air Emissions
      Our operations are subject to the federal Clean Air Act and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including our processing plants and compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, and utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. We believe that we are in substantial compliance with these requirements. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

Hazardous Substances and Waste
      Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances or solid wastes (including petroleum hydrocarbons). These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas, at a facility where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include current and prior owners or operators of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Despite the “petroleum exclusion” of CERCLA Section 101(14) that currently encompasses natural gas, we may nonetheless handle “hazardous substances” within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.
      We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain petroleum production wastes are excluded from RCRA’s hazardous waste regulations. However, it is possible that these wastes, which could include wastes currently generated during our operations, will in the future be designated as “hazardous wastes” and therefore be subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses.
      We currently own or lease, and our predecessor has in the past owned or leased, properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We are not currently aware of any facts, events or conditions relating to such requirements that could reasonably have a material impact on our operations or financial condition.

Water
      The Federal Water Pollution Control Act of 1972, also referred to as the Clean Water Act, or CWA, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters. Pursuant to the CWA and analogous state laws, permits must be obtained to discharge pollutants into state and federal waters. The CWA imposes substantial potential civil and criminal penalties for non-compliance. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities. In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The EPA has promulgated regulations that require us to have permits in order to discharge certain storm water run-off. The EPA has entered into agreements with certain states in which we operate whereby the permits are issued and administered by the respective states. These permits may require us to monitor and sample the storm water run-off. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.
Title to Properties and Rights-of-Way
      Our real property falls into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of such land for our operations. Portions of the land on which our plants and other major facilities are located are owned by us in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our plant sites and major facilities are located are held by us pursuant to ground leases between us, as lessee, and the fee owner of the lands, as lessors. We, or our predecessors, have leased these lands for many years without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory leasehold estates to such lands. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of our material leases, easements, rights-of-way, permits and licenses.
      Some of the leases, easements, rights-of-way, permits and licenses to be transferred to us require the consent of the grantor of such rights, which in certain instances is a governmental entity. Our general partner expects to obtain, prior to the closing of this offering, sufficient third-party consents, permits and authorizations for the transfer of the assets necessary to enable us to operate our business in all material respects as described in this prospectus. With respect to any material consents, permits or authorizations that have not been obtained prior to closing of this offering, the closing of this offering will not occur unless reasonable basis exist that permit our general partner to conclude that such consents, permits or authorizations will be obtained within a reasonable period following the closing, or the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of our business.
      Duke Energy Field Services or its affiliates initially may continue to hold record title to portions of certain assets until we make the appropriate filings in the jurisdictions in which such assets are located and obtain any consents and approvals that are not obtained prior to transfer. Such consents and approvals would include those required by federal and state agencies or political subdivisions. In some cases, Duke Energy Field Services or its affiliates may, where required consents or approvals have not been obtained, temporarily hold record title to property as nominee for our benefit and in other cases may, on the basis of expense and difficulty associated with the conveyance of title, cause its affiliates to retain title, as nominee for our benefit, until a future date. We anticipate that there will be no material change in the tax treatment of our common units resulting from the holding by Duke Energy Field Services or its affiliates of title to any part of such assets subject to future conveyance or as our nominee.
Employees
      To carry out our operations, DCP Midstream GP, LLC or its affiliates expect to employ approximately 65 people who provide direct support for our operations. None of these employees are covered by collective bargaining agreements. Our general partner considers its employee relations to be good.
Legal Proceedings
      We are not a party to any legal proceeding but are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please read “— Regulation of Operations — Intrastate Natural Gas Pipeline Regulation” and “— Environmental Matters.”

MANAGEMENT
Management of DCP Midstream Partners, LP
      Because our general partner is a limited partnership, its general partner, DCP Midstream GP, LLC, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of DCP Midstream GP, LLC or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it.
      The directors of DCP Midstream GP, LLC will oversee our operations. Duke Energy Field Services will elect all ten members to the board of directors of DCP Midstream GP, LLC with four directors being independent as defined under the independence standards established by the New York Stock Exchange. The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a nominating and governance committee.
      In compliance with the requirements of the New York Stock Exchange, the members of the board of directors of DCP Midstream GP, LLC will appoint Paul F. Ferguson, Jr. as an independent member to the board upon the closing of this offering, a second independent member within 90 days of the effective date of the registration statement of which this prospectus is a part and a third independent member within 12 months of the effective date of the registration statement. The independent members of the board of directors of DCP Midstream GP, LLC will serve as the initial members of the conflicts and audit committees of the board of directors of DCP Midstream GP, LLC.
      Pursuant to the terms of the limited partnership agreement of DCP Midstream GP, LP and the limited liability company agreement of DCP Midstream GP, LLC, neither our general partner nor the general partner of our general partner will be permitted to cause us, without the prior written approval of Duke Energy Field Services, to:

•	sell all or substantially all of our assets,

•	merge or consolidate,

•	dissolve or liquidate,

•	make or consent to a general assignment for the benefit of creditors,

•	file or consent to the filing of any bankruptcy, insolvency or reorganization petition for relief under the United States Bankruptcy Code or otherwise such relief from debtor or protection from creditors, or

•	take various actions similar to the foregoing.
      At least two members of the board of directors of DCP Midstream GP, LLC will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.
      In addition, DCP Midstream GP, LLC will have an audit committee of at least three directors who meet the independence and experience standards established by the New York Stock Exchange and the Securities

Exchange Act of 1934, as amended. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee. DCP Midstream GP, LLC will also have a compensation committee, which will, among other things, oversee the compensation plans described below.
      All of our executive management personnel will be employees of our general partner and will devote all of their time to our business and affairs. The officers of DCP Midstream GP, LLC will manage the day-to-day affairs of our business. We will also utilize a significant number of employees of Duke Energy Field Services to operate our business and provide us with general and administrative services. We will reimburse Duke Energy Field Services for allocated expenses of operational personnel who perform services for our benefit and we will reimburse Duke Energy Field Services for allocated general and administrative expenses. Please read “— Reimbursement of Expenses of Our General Partner.”
Directors and Executive Officers
      The following table shows information regarding the current director, director nominees and executive officers of DCP Midstream GP, LLC. Directors are elected for one-year terms.

Name	Age	Position with DCP Midstream GP, LLC

Jim W. Mogg	56	Chairman of the Board
Michael J. Bradley	51	President, Chief Executive Officer and Director Nominee
Thomas E. Long	48	Vice President and Chief Financial Officer
Michael S. Richards	45	Vice President, General Counsel and Secretary
Greg K. Smith	39	Vice President, Business Development
William H. Easter III	55	Director Nominee
Paul F. Ferguson, Jr.	56	Director Nominee
John E. Lowe	46	Director Nominee
      Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.
      Jim W. Mogg was elected Chairman of the Board of DCP Midstream GP LLC in August 2005. Mr. Mogg is Group Vice President and Chief Development Officer of Duke Energy. Mr. Mogg assumed his current position in January 2004. He previously served as President and Chief Executive Officer of Duke Energy Field Services from December 1994 and Chairman, President and Chief Executive Officer of Duke Energy Field Services from 1999 through December 2003. In these capacities, Mr. Mogg was significantly involved in the development and growth of Duke Energy Field Services. From October 1997 until March 2005, Mr. Mogg also served as a director of the general partner of TEPPCO Partners, L.P. Mr. Mogg was appointed Chairman of the Compensation committee of the general partner of TEPPCO Partners, L.P. in April 2000 and Chairman of the Board in May 2002.
      Michael J. Bradley was elected President and Chief Executive Officer of DCP Midstream GP, LLC in August 2005. Mr. Bradley has been Group Vice President, Gathering and Processing of Duke Energy Field Services since July 2004. From April 2002 until July 2004, Mr. Bradley was Executive Vice President, Gathering and Processing of Duke Energy Field Services. From 1999 until April 2002, Mr. Bradley was

Senior Vice President, Northern Division of Duke Energy Field Services. Mr. Bradley joined Duke Energy Field Services in 1994 and served as Senior Vice President. In these capacities, Mr. Bradley was significantly involved in the development and growth of Duke Energy Field Services. From February 2003 until March 2005, Mr. Bradley also served as a director of the general partner of TEPPCO Partners, L.P.
      Thomas E. Long was elected Vice President and Chief Financial Officer of DCP Midstream GP, LLC in September 2005. Mr. Long has been Vice President of National Methanol Company, Duke Energy’s international chemical joint venture since December 2004. From April 2002 until December 2004, Mr. Long served as Vice President and Treasurer of Duke Energy Field Services. From April 1, 2000 until April 2002, Mr. Long served as Vice President, Investor Relations of Duke Energy Field Services. Mr. Long joined Duke Energy in 1979 and served in a variety of positions in accounting, finance, tax, investor relations and business development.
      Michael S. Richards was elected Vice President, General Counsel and Secretary of DCP Midstream GP, LLC in September 2005. Mr. Richards has been Assistant General Counsel and Assistant Secretary of Duke Energy Field Services since February 2000. He was previously Assistant General Counsel and Assistant Secretary at KN Energy, Inc. from December 1997 until he joined Duke Energy Field Services. Prior to that, he was Senior Counsel and Risk Manager at Total Petroleum (North America) Ltd. from 1994 through 1997. Mr. Richards was previously in private practice where he focused on securities and corporate finance.
      Greg K. Smith was elected Vice President, Business Development of DCP Midstream GP, LLC in September 2005. Mr. Smith has been Vice President, Corporate Development of Duke Energy Field Services since June 2002. From July 1996 until June 2002, Mr. Smith held several positions at Duke Energy Field Services, including Commercial Director and Senior Attorney. Mr. Smith was previously an attorney with El Paso Natural Gas from 1992 until July 1996.
      William H. Easter III is Chairman of the Board, President and Chief Executive Officer of Duke Energy Field Services. Prior to joining Duke Energy Field Services in January 2004, Mr. Easter served as Vice President of State Government Affairs for ConocoPhillips from 2002 through 2003. From 1998 to 2002, Mr. Easter served as General Manager of the Gulf Coast business unit for Conoco Inc. and from 1992 to 1998 he served as Managing Director and Chief Executive Officer of Conoco Jet Nordic in Stockholm, Sweden. From March 2004 until March 2005, Mr. Easter served as a director of the general partner of TEPPCO Partners, L.P.
      Paul F. Ferguson, Jr. was a director of the general partner of TEPPCO Partners, L.P. from October 2004 until his resignation in 2005. Mr. Ferguson was a member of the Compensation, Audit and Special Committees of the general partner of TEPPCO Partners, L.P. He was elected Chairman of the Audit Committee in October 2004. He served as Senior Vice President and Treasurer of Duke Energy from June 1997 to June 1998, when he retired. Mr. Ferguson served as Senior Vice President and Chief Financial Officer of PanEnergy Corp. from September 1995 to June 1997. He held various other financial positions with PanEnergy Corp. from 1989 to 1995 and served as Treasurer of Texas Eastern Corporation from 1988 to 1989.
      John E. Lowe is Executive Vice President, Planning, Strategy and Corporate Affairs of ConocoPhillips. He has responsibility for planning and strategic transactions, emerging businesses, government affairs and communications. Mr. Lowe previously served as Senior Vice President, Corporate Strategy and Development and was responsible for the forward strategy, development opportunities and public relations functions of Phillips Petroleum Company. He was named to this position in 2001 after serving as Senior Vice President of Planning and Strategic transactions in 2000 and Vice President of Planning and Strategic Transactions in 1999. Lowe currently serves on the board of directors for Chevron Phillips Chemical Company, Duke Energy Field Services, the Houston Museum of Natural Science and the National Association of Manufacturers. He is a certified public accountant.

Reimbursement of Expenses of Our General Partner
      Our general partner will not receive any management fee or other compensation for its management of our partnership. Under the terms of the omnibus agreement, we will reimburse Duke Energy Field Services for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit with respect to the assets contributed to us at the closing of this offering. The omnibus agreement will further provide that we will reimburse Duke Energy Field Services for our allocable portion of the premiums on insurance policies covering our assets.
Executive Compensation
      Our general partner and DCP Midstream GP, LLC were formed in August 2005. Accordingly, DCP Midstream GP, LLC has not accrued any obligations with respect to management incentive or retirement benefits for its directors and officers for the 2004 or 2005 fiscal years. It is the current intention that DCP Midstream GP, LLC will initially have ten employees including the Chief Executive Officer, the Chief Financial Officer, the general counsel, a senior business development executive and support staff. The compensation of the executive officers of DCP Midstream GP, LLC will be set by the compensation committee of DCP Midstream GP, LLC’s board of directors. The officers and employees of DCP Midstream GP, LLC may participate in employee benefit plans and arrangements sponsored by Duke Energy Field Services. DCP Midstream GP, LLC has not entered into any employment agreements with any of its officers. We anticipate that the board of directors will grant awards to our key employees and our outside directors pursuant to the Long-Term Incentive Plan described below following the closing of this offering; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted.
Compensation of Directors
      Officers or employees of DCP Midstream GP, LLC or its affiliates who also serve as directors will not receive additional compensation for their service as a director of DCP Midstream GP, LLC. Our general partner anticipates that directors who are not officers or employees of DCP Midstream GP, LLC or its affiliates will receive compensation for attending meetings of the board of directors and committee meetings. The amount of such compensation has not yet been determined. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.
Long-Term Incentive Plan
      General. DCP Midstream GP, LLC intends to adopt a Long-Term Incentive Plan, or the Plan, for employees, consultants and directors of DCP Midstream GP, LLC and its affiliates who perform services for us. The summary of the Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Plan. The Plan provides for the grant of restricted units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of 850,000 common units may be delivered pursuant to awards under the Plan. Units that are cancelled, forfeited or are withheld to satisfy DCP Midstream GP, LLC’s tax withholding obligations are available for delivery pursuant to other awards. The Plan will be administered by the compensation committee of DCP Midstream GP, LLC’s board of directors.
      Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The compensation committee may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or DCP Midstream GP, LLC, subject to any contrary provisions in the award agreement.
      If a grantee’s employment, consulting or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the award agreement or the compensation committee provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by DCP Midstream GP, LLC in the open market, common units already owned by DCP Midstream GP, LLC, common units acquired by DCP Midstream GP, LLC directly from us or any other person, or any combination of the foregoing. DCP Midstream GP, LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.
      Distributions made by us with respect to awards of restricted units may, in the compensation committee’s discretion, be subject to the same vesting requirements as the restricted units. The compensation committee, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.
      We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.
      Unit Options. The Plan also permits the grant of options covering common units. Unit options may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a unit option must have an exercise price equal to the fair market value of a common unit on the date of grant.
      Upon exercise of a unit option, DCP Midstream GP, LLC will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the general partner, or any combination of the foregoing. DCP Midstream GP, LLC will be entitled to reimbursement by us for the difference between the cost incurred by DCP Midstream GP, LLC in acquiring the common units and the proceeds received by DCP Midstream GP, LLC from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and DCP Midstream GP, LLC will remit the proceeds it received from the optionee upon exercise of the unit option to us. The unit option plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.
      Substitution Awards. The compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, DCP Midstream GP, LLC or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.

      Termination of Long-Term Incentive Plan. DCP Midstream GP, LLC’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. DCP Midstream GP, LLC’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the Committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of DCP Midstream GP, LLC may increase the number of common units that may be delivered with respect to awards under the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	all of the directors and director nominees of DCP Midstream GP, LLC;

•	each named executive officer of DCP Midstream GP, LLC; and

•	all directors, director nominees and officers of DCP Midstream GP, LLC as a group.

Percentage of
Total Common
				Percentage of	and
	Common Units	Percentage of	Subordinated	Subordinated	Subordinated
	to be	Common Units to	Units to be	Units to be	Units to be
	Beneficially	be Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

DCP LP Holdings, LP	1,357,143	13.1%	7,142,857	100%	48.6%
Jim W. Mogg	—	—%	—	—%	—%
Michael J. Bradley	—	—%	—	—%	—%
Thomas E. Long	—	—%	—	—%	—%
Michael S. Richards	—	—%	—	—%	—%
Greg K. Smith	—	—%	—	—%	—%
William H. Easter III	—	—%	—	—%	—%
Paul F. Ferguson, Jr.	—	—%	—	—%	—%
John E. Lowe	—	—%	—	—%	—%
All directors, director nominees and executive officers as a group (8 persons)	—	—%	—	—%	—%

(1)	The address for all beneficial owners in this table is 370 17th Street, Suite 2775, Denver, Colorado 80202.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      After this offering, our general partner and its affiliates will own 1,357,143 common units and 7,142,857 subordinated units representing an aggregate 47.6% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.
Distributions and Payments to Our General Partner and its Affiliates
      The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of DCP Midstream Partners, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.
Formation Stage

The consideration received by Duke Energy Field Services and its subsidiaries for the contribution of the assets and liabilities to us	• 1,357,143 common units;

• 7,142,857 subordinated units;

• 357,143 general partner units;

• the incentive distribution rights;

• $8.0 million cash payment from the proceeds of this offering as reimbursement for capital expenditures incurred by subsidiaries of Duke Energy Field Services prior to the closing of this offering related to the assets to be contributed to us upon the closing of this offering; and

• $171.0 million cash payment from the proceeds of borrowings under our credit facility.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders pro rata, including our general partner and its affiliates, as the holders of an aggregate 1,357,143 common units and 7,142,857 subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.5 million on their general partner units and $11.9 million on their common and subordinated units.

Payments to our general partner and its affiliates	We will reimburse Duke Energy Field Services and its affiliates for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit. For further information regarding the administrative fee, please read “Certain Relationship and Related Party Transactions — Omnibus Agreement — Reimbursement of Operating and General and Administrative Expense” beginning on page 127.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner” beginning on page 146.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.
Agreements Governing the Transactions
      We and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.
Omnibus Agreement
      Upon the closing of this offering, we will enter into an omnibus agreement with Duke Energy Field Services, our general partner and others that will address the following matters:

•	our obligation to reimburse Duke Energy Field Services the payment of operating expenses, including salary and benefits of operating personnel, it incurs on our behalf in connection with our business and operations;

•	our obligation to pay Duke Energy Field Services an annual administrative fee for providing us general and administrative services with respect to our business and operations, which is fixed at $4.8 million, subject to an increase for 2007 and 2008 based on increases in the Consumer Price Index and subject to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses with the concurrence of our conflicts committee;

•	our obligation to reimburse Duke Energy Field Services for insurance coverage expenses it incurs with respect to our business and operations and with respect to director and officer liability coverage;

•	Duke Energy Field Services’ obligation to indemnify us for certain liabilities and our obligation to indemnify Duke Energy Field Services for certain liabilities;

•	Duke Energy Field Services’ obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to derivative financial instruments, such as commodity price hedging contracts, to the extent that such credit support arrangements are in effect as of the closing of this offering until the earlier to occur of the fifth anniversary of the closing of this offering or such time as we obtain an investment grade credit rating from either Moody’s Investor Services, Inc. or Standard & Poor’s Ratings Group with respect to any of our unsecured indebtedness; and

•	Duke Energy Field Services’ obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to commercial contracts with respect to our business or operations that are in effect at the closing of this offering until the expiration of such contracts.

      The table below reflects the categories of expenses for which we are obligated to reimburse Duke Energy Field Services pursuant to the omnibus agreement, which includes an estimate of the amounts for each category that we will pay to Duke Energy Field Services for the twelve months ending December 31, 2006.

Estimates for the
Twelve Months
Ending
December 31, 2006

(In millions)
Reimbursement of operating expenses	$15.5
Reimbursement of general and administrative expenses	5.6
Reimbursement of public company expenses	1.6
Reimbursement of compensation and benefits for executive management of our general partner	2.4

Total	$25.1

      Our general partner and its affiliates will also receive payments from us pursuant to the contractual arrangements described below under the caption “— Contracts with Affiliates.”
      Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described below, will be terminable by Duke Energy Field Services at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate in the event of a change of control of us, our general partner or the general partner of our general partner.
     Reimbursement of Operating and General and Administrative Expense
      Under the omnibus agreement we reimburse Duke Energy Field Services for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit with respect to the assets contributed to us at the closing of this offering. The omnibus agreement will further provide that we will reimburse Duke Energy Field Services for our allocable portion of the premiums on insurance policies covering our assets.
      Pursuant to these arrangements, Duke Energy Field Services will perform centralized corporate functions for us, such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. We will reimburse Duke Energy Field Services for the direct expenses to provide these services as well as other direct expenses it incurs on our behalf, such as salaries of operational personnel performing services for our benefit and the cost of their employee benefits, including 401(k), pension and health insurance benefits.
     Competition
      None of Duke Energy Field Services nor any of its affiliates, including Duke Energy and ConocoPhillips, will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Duke Energy Field Services and any of its affiliates, including Duke Energy and ConocoPhillips, may acquire, construct or dispose of additional midstream energy or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

     Indemnification
      Under the omnibus agreement, Duke Energy Field Services will indemnify us for three years after the closing of this offering against certain potential environmental claims, losses and expenses associated with the operation of the assets and occurring before the closing date of this offering. Duke Energy Field Services’ maximum liability for this indemnification obligation will not exceed $15 million and Duke Energy Field Services will not have any obligation under this indemnification until our aggregate losses exceed $250,000. Duke Energy Field Services will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of this offering. We have agreed to indemnify Duke Energy Field Services against environmental liabilities related to our assets to the extent Duke Energy Field Services is not required to indemnify us.
      Additionally, Duke Energy Field Services will indemnify us for losses attributable to title defects, retained assets and liabilities (including preclosing litigation relating to contributed assets) and income taxes attributable to pre-closing operations. We will indemnify Duke Energy Field Services for all losses attributable to the postclosing operations of the assets contributed to us, to the extent not subject to Duke Energy Field Services’ indemnification obligations. In addition, Duke Energy Field Services has agreed to indemnify us for up to $5.3 million of our pro rata share of the costs associated with any repairs to the Black Lake pipeline that are determined to be necessary as a result of pipeline integrity testing that is currently ongoing and is expected to be completed by the end of this year. Duke Energy Field Services has also agreed to indemnify us for up to $4.0 million of the costs associated with any repairs to the Seabreeze pipeline that are determined to be necessary as a result of pipeline integrity testing that is scheduled for next year.
Contracts with Affiliates
      We charge transportation fees, sell a portion of our residue gas and NGLs to, and purchase raw natural gas and NGLs from, Duke Energy Field Services, ConocoPhillips, and their respective affiliates. Management anticipates continuing to purchase and sell these commodities to Duke Energy Field Services, ConocoPhillips and their respective affiliates in the ordinary course of business.
     Natural Gas Gathering and Processing Arrangements
      We have a fee-based contractual relationship with ConocoPhillips, which includes multiple contracts, pursuant to which ConocoPhillips has dedicated all of its natural gas production within an area of mutual interest to our Ada, Minden and PELICO systems under multiple agreements that have terms of up to five years and are market based. These agreements provide for the gathering, processing and transportation services at our Ada and Minden gathering and processing systems and the PELICO system. At our Ada gathering and processing system, we collect fees from ConocoPhillips for gathering and compressing the natural gas from the wellhead or receipt point and processing the natural gas at the Ada processing plant. At our Minden gathering and processing system, we purchase natural gas from ConocoPhillips at the wellhead or receipt point, transport the wellhead natural gas through our gathering system, treat and process the natural gas, and then sell the resulting residue natural gas and NGLs at index prices based on published index market prices. At our PELICO system, we collect fees for compression and transportation services. Please read “Business — Natural Gas Services Segment — Customers and Contracts” and “DCP Midstream Partners Predecessor Notes to Combined Financial Statements — Agreements and Transactions with Affiliates.”
      One of these arrangements is set forth in a natural gas gathering agreement dated June 1, 1987, as amended, between DEFS Assets Holding, LP (successor to the interest of Cornerstone Natural Gas Company) and ConocoPhillips (successor to interest of Phillips Petroleum Company). We will succeed to the rights and obligations of DEFS Assets Holding, LP under this agreement upon the closing of this offering. Pursuant to this agreement, we receive gathering and compression fees from ConocoPhillips with respect to natural gas produced by ConocoPhillips that we gather and compress in our Ada gathering system from wells located in a designated area of mutual interest located in northern Louisiana covering approximately 54 square miles. The fees we receive are based on market rates for these types of services. To date, ConocoPhillips has drilled and connected approximately 145 wells to our Ada gathering system pursuant to this contract. This agreement expires in 2011.
     Merchant Arrangements
      Under our merchant arrangements, we use a subsidiary of Duke Energy Field Services (Duke Energy Field Services Marketing, LP) as our agent to purchase natural gas from third parties at pipeline interconnect points, as well as residue gas from our Minden and Ada processing plants, and then resell the aggregated natural gas to third parties. We also sell our NGLs at the Minden processing plant to a subsidiary of Duke Energy Field Services (Duke Energy NGL Services, LP) who then transports the NGLs on our 45% owned Black Lake pipeline. We have also entered into a fixed price natural gas purchase arrangement with a third party customer. In connection with this third party arrangement, we have also entered into a financial hedging arrangement with a subsidiary of Duke Energy Field Services (Duke Energy Field Services Marketing, LP). Under this hedging arrangement, we have reduced the fixed price risk related to the third party arrangement. These arrangements expire in March 2006. We also have a condensate sales agreement with TEPPCO Partners L.P. where we sell substantially all of our condensate to them under a market-based agreement. In February 2005, Duke Energy Field Services sold its interest in TEPPCO Partners L.P. and as such the revenues are no longer accounted for as affiliate transactions. Please read “DCP Midstream Partners Predecessor Notes to Combined Financial Statements — Agreements and Transactions with Affiliates.”
     Transportation Arrangements
      Upon the closing of this offering, we will enter into a contractual arrangement with a subsidiary of Duke Energy Field Services (Duke Energy NGL Services, LP) that will provide that the Duke Energy Field Services subsidiary will pay us to transport NGLs on our Seabreeze pipeline pursuant to a fee-based rate that will be applied to the volumes transported. This fee-based contract will be a 17-year transportation agreement expiring in 2022. Under this agreement, we are required to reserve sufficient capacity in the Seabreeze pipeline to ensure our ability to accept up to 38,000 Bbls/d of NGLs tendered by the Duke Energy Field Services subsidiary each day prior to utilizing the excess capacity for our own use or for that of any third parties, and the Duke Energy Field Services subsidiary is required to tender all NGLs processed at certain plants that it owns, controls or otherwise has an obligation to market for others. Duke Energy Field Services historically is also the largest shipper on the Black Lake pipeline, primarily due to the NGLs delivered to it from our Minden processing plant. Please read “DCP Midstream Partners Predecessor Notes to Combined Financial Statements — Agreements and Transaction with Affiliates.”

Hedging Arrangements
      We have entered into long-term natural gas and crude oil swap contracts whereby we receive a fixed price for natural gas and crude oil and we pay a floating price. Duke Energy Field Services has issued parental guarantees to our counterparties in these transactions. With this credit support, we have more favorable collateral and margin terms than we would have otherwise received. For more information regarding our hedging activities and credit support provided by Duke Energy Field Services, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk — Hedging Strategies” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Duke Energy Field Services) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of DCP Midstream GP, LLC have fiduciary duties to manage DCP Midstream GP, LLC and our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.
      Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.
      Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.
      Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership.
      Conflicts of interest could arise in the situations described below, among others.
Duke Energy Field Services and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.
      Neither our partnership agreement nor the omnibus agreement between us, Duke Energy Field Services and others will prohibit Duke Energy Field Services and its affiliates, including Duke Energy and ConocoPhillips, from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Duke Energy Field Services and its affiliates, including Duke Energy and ConocoPhillips, may acquire, construct or dispose of additional midstream or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Each of these entities is a large, established participant in the midstream energy business, and each has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisitions candidates. As a result, competition from these entities could adversely impact our results of operations and cash available for distribution.
Neither our partnership agreement nor any other agreement requires Duke Energy Field Services to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Duke Energy Field Services’ directors have a fiduciary duty to make these decisions in the best interests of the owners of Duke Energy Field Services, which may be contrary to our interests.
      Because certain of the directors of our general partner are also directors and/or officers of Duke Energy Field Services, such directors have fiduciary duties to Duke Energy Field Services that may cause them to pursue business strategies that disproportionately benefit Duke Energy Field Services or which otherwise are not in our best interests.
Our general partner is allowed to take into account the interests of parties other than us, such as Duke Energy Field Services, in resolving conflicts of interest.
      Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to make a determination to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.
We will not have any employees and will rely on the employees of our general partner and its affiliates.
      All of our executive management personnel will be employees of our general partner and will devote all of their time to our business and affairs. We will also utilize a significant number of employees of Duke Energy Field Services to operate our business and provide us with general and administrative services for which we will reimburse Duke Energy Field Services for allocated expenses of operational personnel who perform services for our benefit and we will reimburse Duke Energy Field Services for allocated general and administrative expenses. Affiliates of our general partner and Duke Energy Field Services will also conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to Duke Energy Field Services and its affiliates.
Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
      In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.
      Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.
      Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.
      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.
      In addition, our general partner may use an amount, initially equal to $25.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57.
      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
      For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — Subordination Period.”
      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Our general partner determines which costs incurred by Duke Energy Field Services are reimbursable by us.
      We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.
      Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.
      Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.
      Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.
      Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.
      Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right” beginning on page 148.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
      Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
      The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.
Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to our common unitholders in certain situations.
      Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner Interest and Incentive Distribution Rights” beginning on page 60.
Fiduciary Duties
      Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.
      Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

      By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
      We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification” beginning on page 149.

DESCRIPTION OF THE COMMON UNITS
The Units
      The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 43. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” beginning on page 139.
Transfer Agent and Registrar
      Duties. American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.
      There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
      Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
      By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.
      A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
      We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.
      We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 57;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 130;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units” beginning on page 138; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences” beginning on page 153.
Organization and Duration
      Our partnership was organized on August 5, 2005 and will have a perpetual existence.
Purpose
      Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
      Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, compressing, treating, processing, transporting and selling natural gas and the business of transporting and selling NGLs, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.
Cash Distributions
      Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”
Capital Contributions
      Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability” beginning on page 141.

      Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
Voting Rights
      The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a class.
      In voting their common, Class B and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement” beginning on page 142.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets” beginning on page 144.

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution” beginning on page 145.

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution” beginning on page 145.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2015 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner” beginning on page 146.

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner” beginning on page 146.

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2015. See “— Transfer of General Partner Units” beginning on page 147.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2015. Please read “— Transfer of Incentive Distribution Rights” beginning on page 147.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner” beginning on page 147.

Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
      Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
      Our subsidiaries conduct business in three states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.
      Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.
      It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.
      Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendment of the Partnership Agreement
      General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
      Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.
      The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 48.6% of the outstanding common and subordinated units.
      No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.
      In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
      Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
      In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
      A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

      In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.
      If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Termination and Dissolution
      We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.
      Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
      Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation” beginning on page 65. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of the General Partner
      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “ — Transfer of General Partner Units” beginning on page 147 and “— Transfer of Incentive Distribution Rights” beginning on page 147.
      Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” beginning on page 145.
      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 48.6% of the outstanding common and subordinated units.
      Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
      In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Units
      Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.
      Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in the General Partner
      At any time, Duke Energy Field Services and its affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in DCP Midstream GP, LLC, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
      Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions
      Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove DCP Midstream GP, LP as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.
      Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
Limited Call Right
      If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.
      As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units” beginning on page 160.
Meetings; Voting
      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
      Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
      Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” beginning on page 142. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.
      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
      By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability” beginning on page 141, the common units will be fully paid, and unitholders will not be required to make additional contributions.
Non-Citizen Assignees; Redemption
      If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.
Indemnification
      Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.
      Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
      Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
      Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
      Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
      Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
      Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of DCP Midstream GP, LP as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee. Please read “Units Eligible for Future Sale” beginning on page 152.

UNITS ELIGIBLE FOR FUTURE SALE
      After the sale of the common units offered hereby, management of our general partner and Duke Energy Field Services and its affiliates will hold an aggregate of 1,357,143 common units and 7,142,857 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.
      The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
      Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.
      The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities” beginning on page 142.
      Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and a structuring fee. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.
      Duke Energy Field Services, our partnership, our operating company, our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting” beginning on page 168.

MATERIAL TAX CONSEQUENCES
      This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, as to all material tax matters and all legal conclusions insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to DCP Midstream Partners, LP and our operating company.
      The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “ — Tax Consequences of Unit Ownership — Treatment of Short Sales” beginning on page 158); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “ — Disposition of Common Units — Allocations Between Transferors and Transferees” beginning on page 161); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “ —  Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 158).
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,”

exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
      No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.
      In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a)	Neither we nor the operating company will elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
      The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.
Limited Partner Status
      Unitholders who have become limited partners of DCP Midstream Partners, LP will be treated as partners of DCP Midstream Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of DCP Midstream Partners, LP for federal income tax purposes.

      A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” beginning on page 158.
      Income, gain, deductions or losses would not be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in DCP Midstream Partners, LP.
      The references to “unitholders” in the discussion that follows are to persons who are treated as partners in DCP Midstream Partners, LP for federal income tax purposes.
Tax Consequences of Unit Ownership
      Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
      Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “ — Disposition of Common Units” beginning on page 160. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses” beginning on page 156.
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
      Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate of 30% or less, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than 30% with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 160.
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
      A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.
      Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “ — Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 158 and “ — Disposition of Common Units — Allocations Between Transferors and Transferees” beginning on page 161, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
      Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 160.
      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units” beginning on page 162.
      Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units” beginning on page 162.
      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” beginning on page 161.
      Initial Tax Basis, Depreciation and Amortization Expense. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” beginning on page 157.
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” beginning on page 157 and “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 160.
      The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and a structuring fee we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders although Vinson & Elkins L.L.P. is of the opinion that this method is a reasonable method. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
      Notification Requirements. A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.
      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 158.
      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election” beginning on page 158 To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization expense position under which all purchasers acquiring units in the same month would receive depreciation and amortization expense deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization expense deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization expense deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization expense deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization expense method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss” beginning on page 160.
Tax-Exempt Organizations and Other Investors
      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can

assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names DCP Midstream GP, LP as our Tax Matters Partner.
      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his                     federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

1.	a person that is not a United States person;

2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
      Accuracy-Related and Assessable Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
State, Local, Foreign and Other Tax Considerations
      In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in the States of Louisiana, Texas and Arkansas and each impose a personal income tax on individuals as well as an income tax on corporations and other entities. Texas imposes a franchise tax (which is based in part on net income) on corporations and limited liability companies. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” beginning on page 157. Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDER
      If the underwriters exercise all or any portion of their option to purchase additional common units, we will issue up to 1,350,000 additional common units, and we will redeem an equal number of units from a subsidiary of Duke Energy Field Services, who may be deemed to be a selling unitholder in this offering. The redemption price per common unit will be equal to the price per common unit (net of underwriting discounts and a structuring fee) sold to the underwriters upon exercise of their option.
      The following table sets forth information concerning the ownership of common and subordinated units by a subsidiary of Duke Energy Field Services. The numbers in the table are presented assuming:

•	the underwriters’ option to purchase additional units is not exercised; and

•	the underwriters exercise their option to purchase additional units in full.

Units Owned Immediately
After Exercise of
	Units Owned		Underwriters’ Option and
	Immediately After		Related Unit Redemption
This Offering
Assuming
	Assuming		Underwriters’
	Underwriters’		Option is
	Option is		Exercised
Name of Selling Unitholder	Not Exercised	Percent(1)	in Full	Percent(1)

DCP LP Holdings, LP
Common units	1,357,143	7.6%	7,143	*
Subordinated units	7,142,857	40.0%	7,142,857	40.0%

*	Less than 1%.

(1)	Percentage of total units outstanding, including common units, subordinated units and general partner units.

INVESTMENT IN DCP MIDSTREAM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” beginning on page 163.
      The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b)	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.
      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
      Lehman Brothers Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters and joint book-running managers. Under the terms of an underwriting agreement, a form of which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units opposite its name below.

Number of
Underwriters	Common Units

Lehman Brothers Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC
A.G. Edwards & Sons, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	9,000,000

      The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material change in the condition of us or in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and a structuring fee we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per unit	$	$
Total	$	$
      The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per common unit. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $          per common unit to other dealers. After the offering, the representatives may change the offering price and other selling terms.
      In addition, we will pay Lehman Brothers Inc. and Citigroup Global Markets Inc. a structuring fee of $          (or $          if the underwriters exercise their option to purchase additional common units in full) for evaluation, analysis and structuring of our partnership.
      The expenses of the offering that are payable by us are estimated to be approximately $4.7 million (exclusive of underwriting discounts and the structuring fee). The underwriters have agreed to reimburse us for a portion of these expenses in an amount of up to 0.25% of the gross proceeds of this offering (including any exercise of the underwriters’ option to purchase additional common units).
      In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% of the gross proceeds (plus 0.5% for bona fide, accountable due diligence expenses).

Option to Purchase Additional Common Units
      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,350,000 additional common units at the public offering price less underwriting discounts and a structuring fee. This option may be exercised if the underwriters sell more than 9,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section. We will use proceeds from borrowings under our credit facility to redeem from a subsidiary of Duke Energy Field Services a number of common units equal to the number of common units issued upon exercise of the option, if any, at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and a structuring fee.
Lock-Up Agreements
      We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of the general partner, have agreed, without the prior written consent of the representatives, not to, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities that may be converted into or exchanged for any common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any other of our securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus other than permitted transfers provided, however, that the foregoing will not apply to the offer for sale, sale or other issuance of common units or other securities to Duke Energy Field Services or any of its subsidiaries provided that any such recipient of common units or other securities enters into a similar lock-up agreement with the underwriters.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      The representatives, in their sole discretion, may release the common units subject to these restrictions in whole or part at anytime with or without notice. When determining whether or not to release common units from these restrictions, the primary factors that the representatives will consider include the requesting unitholder’s reasons for requesting the release, the number of common units for which the release is being requested and the prevailing economic and equity market conditions at the time of the request.
Offering Price Determination
      Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable master limited partnerships.
Indemnification
      We, our general partner, DCP Midstream GP, LLC and Duke Energy Field Services (or their successors) have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.
Directed Unit Program
      At our request, the underwriters have reserved up to 10% of the common units for sale at the initial public offering price to persons who are our directors, officers or employees and certain other persons. The number of common units available for sale to the general public will be reduced by the number of directed common units purchased by participants in the program. Any directed common units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. The directed unit program materials will include a lock-up agreement requiring each purchaser in the directed unit program to agree that for a period of 180 days from the date of the final prospectus, such purchaser will not, without prior written consent from the representatives, dispose of or hedge any shares of common units purchased in the directed unit program. The purchasers in the directed unit program will be subject to substantially the same form of lock-up agreement as our officers, directors and unitholders described above. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed common units.
Stabilization, Short Positions and Penalty Bids
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
New York Stock Exchange
      The common units have been approved for listing on the New York Stock Exchange under the symbol “DPM.”
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.
Stamp Taxes
      If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may receive customary fees and expenses. The underwriters may also, from time to time, engage in other transactions with or perform services for us in the ordinary course of their business. In addition, some of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking and other banking services in the ordinary course of business with Duke Energy Field Services and its affiliates for which they received or will receive customary compensation.
NASD Conduct Rules
      Because the National Association of Securities Dealers, Inc., or NASD, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS
      The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
      The financial statements of DCP Midstream Partners Predecessor as of December 31, 2003 and 2004 and September 30, 2005 and for each of the three years in the period ended December 31, 2004 and for the nine months ended September 30, 2005 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the financial statements of DCP Midstream Partners Predecessor from the separate records maintained by Duke Energy Field Services, LLC) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The balance sheet of DCP Midstream Partners, LP as of September 9, 2005 and the balance sheet of DCP Midstream GP, LP as of September 9, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.
      We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.
FORWARD-LOOKING STATEMENTS
      Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

DCP MIDSTREAM PARTNERS, LP UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS:
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of September 30, 2005	F-3
Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2004	F-4
Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 2005	F-5
Notes to Unaudited Pro Forma Combined Financial Statements	F-6

DCP MIDSTREAM PARTNERS PREDECESSOR COMBINED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-9
Combined Balance Sheets as of December 31, 2003 and 2004 and as of September 30, 2005	F-10
Combined Statements of Operations for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 (unaudited) and 2005	F-11
Combined Statements of Changes in Net Parent Equity for the years ended December 31, 2002, 2003, and 2004 and for the nine months ended September 30, 2005	F-13
Combined Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 (unaudited) and 2005	F-14
Notes to Combined Financial Statements	F-15

DCP MIDSTREAM PARTNERS, LP FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-31
Balance Sheet as of September 9, 2005	F-32
Note to Balance Sheet	F-33

DCP MIDSTREAM GP, LP FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-34
Balance Sheet as of September 9, 2005	F-35
Note to Balance Sheet	F-36

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction
      The unaudited pro forma combined financial statements of DCP Midstream Partners, LP as of September 30, 2005, for the year ended December 31, 2004 and for the nine months ended September 30, 2005 are based upon the historical combined financial position and results of operations of the DCP Midstream Partners Predecessor. DCP Midstream Partners, LP (the “Partnership”) will own and operate the businesses of the DCP Midstream Partners Predecessor effective with the closing of the offering. This contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Unless the context otherwise requires, references herein to the Partnership include the Partnership and its operating company. The unaudited pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of the DCP Midstream Partners Predecessor set forth elsewhere in this Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such unaudited pro forma combined financial statements and with the historical combined financial statements and related notes set forth elsewhere in this Prospectus.
      The unaudited pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical combined financial statements of DCP Midstream Partners Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.
      The unaudited pro forma combined financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the operations of the DCP Midstream Partners Predecessor on the dates indicated or which would be obtained in the future.

DCP MIDSTREAM PARTNERS, LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
September 30, 2005
($ in millions)

	DCP Midstream
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash	$—	$180.0	(a)	$94.6
		(11.7	)(b)
		(4.3	)(c)
		110.0	(d)
		61.0	(e)
		(61.0	)(f)
		(0.4	)(g)
		(179.0	)(h)
Accounts receivable:
Trade, net of allowance for doubtful accounts of $0.2 million	93.5	(93.5	)(i)
Affiliates	1.1	(1.1	)(i)
Imbalances	—	—
Unrealized gains on non-trading derivative and hedging transactions — affiliate	—	—
Other	—	—

Total current assets	94.6	—		94.6

Long-term investments	—	61.0	(f)	61.0
Property, plant and equipment, net	168.8	—		168.8
Intangible assets, net and deferred charges	2.2	0.4	(g)	2.6
Equity method investment	6.3	(0.6	) (i)	5.7
Unrealized gains on non-trading derivative and hedging transactions — affiliate	6.5	—		6.5

Total assets	$278.4	$60.8		$339.2

LIABILITIES AND PARTNERS’ CAPITAL/NET PARENT EQUITY
Current liabilities:
Accounts payable:
Trade	$49.8	$—		$49.8
Affiliates	2.0	—		2.0
Imbalances	2.1	—		2.1
Unrealized losses on non-trading derivative and hedging transactions — affiliate	3.6	—		3.6
Other	3.9	—		3.9

Total current liabilities	61.4	—		61.4

Long-term debt	—	110.0	(d)	171.0
		61.0	(e)
Unrealized losses on non-trading derivative and hedging transactions — affiliate	2.5	—		2.5
Other long-term liabilities	0.3	—		0.3
Commitments and contingent liabilities
Accumulated other comprehensive income	0.4	—		0.4
Net parent investment	213.8	(95.2	)(i)
		(179.0	)(h)
		60.4	(j)
Common unitholders — public		180.0	(a)	164.0
		(11.7	)(b)
		(4.3	)(c)
Common unitholders — sponsor		(9.3	)(j)	(9.3)
Subordinated unitholders — sponsor		(48.7	)(j)	(48.7)
General partner interest		(2.4	)(j)	(2.4)

Total liabilities and partners’ capital/net parent equity	$278.4	$60.8		$339.2

See accompanying notes to unaudited pro forma combined financial statements.

DCP MIDSTREAM PARTNERS, LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2004
($ in millions, except unit and per unit data)

	DCP Midstream
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

Operating revenues:
Sales of natural gas, NGLs and condensate	$412.7	$(156.2	)(k)	$256.5
Sales of natural gas, NGLs and condensate to affiliates	77.0	—		77.0
Transportation and processing services	9.5			9.5
Transportation and processing services to affiliates	10.4	3.5	(k)	13.9
Losses from non-trading derivative activity — affiliate	(0.1)	—		(0.1)

Total operating revenues	509.5	(152.7)		356.8

Costs and expenses:
Purchases of natural gas and NGLs	404.1	(152.9	)(k)	251.2
Purchases of natural gas and NGLs from affiliates	48.5	—		48.5
Operating and maintenance expense	13.6	—		13.6
Depreciation and amortization expense	12.6	—		12.6
General and administrative expense — affiliate	6.5	—		6.5

Total costs and expenses	485.3	(152.9)		332.4

Operating income	24.2	0.2		24.4
Earnings from equity method investment	0.6	(0.1	)(m)	0.5
Impairment of equity method investment	(4.4)	0.4	(m)	(4.0)
Interest expense, net	—	(3.1	)(l)	(3.1)

Net income	$20.4	$(2.6)		$17.8

General partner’s interest in net income				$0.4

Limited partners’ interest in net income				$17.4

Net income per limited partners’ unit				$0.99

Weighted average number of limited partners’ units outstanding				17,500,000

See accompanying notes to unaudited pro forma combined financial statements.

DCP MIDSTREAM PARTNERS, LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2005
($ in millions, except unit and per unit data)

	DCP Midstream
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

Operating revenues:
Sales of natural gas, NGLs and condensate	$441.1	$(143.2	)(k)	$297.9
Sales of natural gas, NGLs and condensate to affiliates	53.1	—		53.1
Transportation and processing services	8.4			8.4
Transportation and processing services to affiliates	8.3	2.7	(k)	11.0

Total operating revenues	510.9	(140.5)		370.4

Costs and expenses:
Purchases of natural gas and NGLs	410.6	(140.5	)(k)	270.1
Purchases of natural gas and NGLs from affiliates	53.8	—		53.8
Operating and maintenance expense	11.5	—		11.5
Depreciation and amortization expense	8.8	—		8.8
General and administrative expense — affiliate	8.2	—		8.2

Total costs and expenses	492.9	(140.5)		352.4

Operating income	18.0	—		18.0
Earnings from equity method investment	0.4	—	(m)	0.4
Interest expense, net	—	(3.5	)(l)	(3.5)

Net income	$18.4	$(3.5)		$14.9

General partner’s interest in net income				$0.3

Limited partners’ interest in net income				$14.6

Net income per limited partners’ unit				$0.83

Weighted average number of limited partners’ units outstanding				17,500,000

See accompanying notes to unaudited pro forma combined financial statements.

DCP MIDSTREAM PARTNERS, LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
1.     Basis of Presentation, the Offering and Other Transactions
      The historical financial information is derived from the historical combined financial statements of DCP Midstream Partners Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on September 30, 2005, in the case of the pro forma balance sheet, or as of January 1, 2004, in the case of the pro forma statement of operations for the year ended December 31, 2004 and for the nine months ended September 30, 2005.
      The pro forma financial statements reflect the following transactions:

•	the issuance by DCP Midstream Partners, LP of common units to the public;

•	the payment of estimated underwriting commissions and other offering expenses;

•	the net proceeds received from borrowings under up to a new $400 million credit facility consisting of up to a $175 million term loan facility and up to a $250 million revolving credit facility;

•	the distribution to Duke Energy Field Services of a portion of the net proceeds from this offering and from borrowings under the new credit facility;

•	the retention by Duke Energy Field Services of DCP Midstream Partners Predecessor’s accounts receivable and a 5% interest in the Black Lake Pipe Line Company; and

•	the execution of a transportation agreement related to the Seabreeze pipeline between DCP Midstream Partners, LP and Duke Energy Field Services.
      Upon completion of this offering, DCP Midstream Partners, LP anticipates incurring an incremental general and administrative expense of approximately $8.4 million per year, some of which will be allocated to DCP Midstream Partners, LP by Duke Energy Field Services, as a result of being a publicly traded limited partnership, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma combined financial statements do not reflect this anticipated incremental general and administrative expense.
2.     Pro Forma Adjustments and Assumptions

(a)	Reflects the proceeds to DCP Midstream Partners, LP of $180.0 million from the issuance and sale of 9.0 million common units at an initial public offering price of $20.00 per unit.

(b)	Reflects the payment of estimated underwriting commissions of $11.7 million, which will be allocated to the public common units.

(c)	Reflects the payment of $4.3 million for the estimated costs associated with the offering, which will be allocated to the public common units.

(d)	Reflects $110.0 million of borrowings under the new revolving credit facility.

(e)	Reflects $61.0 million of borrowings under the new term loan facility.

(f)	Reflects the purchase of United States Treasury and other qualifying securities using a portion of the proceeds from the offering. These are pledged as collateral for the borrowings under the term loan portion of our credit facility.

(g)	Reflects estimated deferred issuance costs associated with the new $400 million credit facility.

(h)	Reflects the distribution to Duke Energy Field Services of a portion of the net proceeds from the offering and borrowings under the new $400 million credit facility.

DCP MIDSTREAM PARTNERS, LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(i)	Reflects the retention by Duke Energy Field Services of DCP Midstream Partners Predecessor’s accounts receivable in the amount of $94.6 million and a 5% interest in the Black Lake Pipe Line Company with a carrying amount of $0.6 million.

(j)	Reflects the conversion of the adjusted net parent investment of DCP Midstream Partners Predecessor of $(60.4) million from net parent investment to common and subordinated limited partner equity of DCP Midstream Partners, LP and the general partner’s interest in DCP Midstream Partners, LP. The conversion is allocated as follows:

• $(9.3) million for 1,357,143 common units

• $(48.7) million for 7,142,857 subordinated units

• $(2.4) million for 357,143 general partner units

After the conversion, the equity amounts of the common and subordinated unitholders are 58% and 40%, respectively, of total equity, with the remaining 2% equity representing the general partner interest.

(k)	Reflects the terms of a new agreement between Duke Energy Field Services and DCP Midstream Partners, LP in which Duke Energy Field Services will purchase the NGLs that were historically purchased by DCP Midstream Partners Predecessor and transported on the Seabreeze pipeline, and Duke Energy Field Services will pay DCP Midstream Partners, LP to transport the NGLs on the Seabreeze pipeline pursuant to a fee-based rate that will be applied to the volumes transported. This fee-based contractual arrangement will result in approximately the same operating income that would be realized when DCP Midstream Partners Predecessor was the purchaser and seller of the NGLs.

(l)	Reflects on a net basis the interest expense related to the borrowings described in (d) and (e) above and the interest income related to the long-term investments described in (f) above. The interest expense is based on an average interest rate of 2.4% and 3.8% for the year ended December 31, 2004 and the nine months ended September 2005 which reflects the LIBOR interest rates during those periods. An increase in interest rates of 1% would have increased net interest expense by $1.1 million for 2004 and $0.8 million for the nine months ended September 2005.

(m)	Reflects the retention by Duke Energy Field Services of a 5% interest in the Black Lake Pipe Line Company.
3.     Pro Forma Net Income Per Unit
      Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common and subordinated unitholders, which is 98% of the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units assumed to be outstanding was 17,500,000. All units were assumed to have been outstanding since January 1, 2004. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of DCP Midstream Partners, LP. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the periods.

DCP MIDSTREAM PARTNERS, LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)
      Staff Accounting Bulletin 1:B:3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, DCP Midstream Partners intends to distribute approximately $179.0 million in cash to affiliates of Duke Energy Field Services. This distribution will be paid with (i) $110.0 million of borrowings under the new revolving credit facility; (ii) $61.0 million of borrowings under the new term loan facility and (iii) $8.0 million from the proceeds of the issuance and sale of common units. Assuming additional common units were issued to give effect to this distribution, pro forma net income per limited partners’ unit would have been $0.97 and $0.82 for the year ended December 31, 2004 and the nine-months ended September 30, 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Duke Energy Field Services, LLC
      We have audited the accompanying combined balance sheets of DCP Midstream Partners Predecessor (the “Company”) as of December 31, 2003 and 2004 and September 30, 2005, and the related combined statements of operations, comprehensive income, changes in net parent equity, and cash flows for each of the three years in the period ended December 31, 2004 and for the nine months ended September 30, 2005. Our audits also included the financial statement schedule listed in Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of DCP Midstream Partners Predecessor at December 31, 2003 and 2004 and September 30, 2005, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and for the nine months ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      The accompanying combined financial statements have been prepared from the separate records maintained by Duke Energy Field Services, LLC and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain expenses represent allocations made from, and are applicable to, Duke Energy Field Services, LLC as a whole.
/s/ Deloitte & Touche LLP
Denver, Colorado
November 17, 2005

DCP MIDSTREAM PARTNERS PREDECESSOR
COMBINED BALANCE SHEETS
(millions)

	December 31,
			September 30,
	2003	2004	2005

ASSETS
Current assets:
Accounts receivable:
Trade, net of allowance for doubtful accounts of $0.2 million, $0.1 million and $0.2 million, respectively	$39.4	$59.0	$93.5
Affiliates	5.8	1.9	1.1
Imbalances	—	0.1	—
Unrealized gains on non-trading derivative and hedging transactions — affiliate	0.5	—	—
Other	—	0.1	—

Total current assets	45.7	61.1	94.6

Property, plant and equipment, net	181.9	172.0	168.8
Intangible asset, net	2.3	2.2	2.2
Equity method investment	9.6	5.8	6.3
Unrealized gains on non-trading derivative and hedging transactions — affiliate	—	—	6.5

Total assets	$239.5	$241.1	$278.4

LIABILITIES AND NET PARENT EQUITY
Current liabilities:
Accounts payable:
Trade	$34.2	$35.2	$49.8
Affiliates	0.4	3.2	2.0
Imbalances	0.9	1.4	2.1
Unrealized losses on non-trading derivative and hedging transactions — affiliate	—	0.1	3.6
Other	2.8	2.7	3.9

Total current liabilities	38.3	42.6	61.4

Unrealized losses on non-trading derivative and hedging transactions — affiliate	—	—	2.5
Other long-term liabilities	0.1	0.1	0.3
Commitments and contingent liabilities
Net parent equity	201.1	198.4	214.2

Total liabilities and net parent equity	$239.5	$241.1	$278.4

See accompanying notes to combined financial statements.

DCP MIDSTREAM PARTNERS PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(millions)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

			(unaudited)
Operating revenues:
Sales of natural gas, NGLs and condensate	$122.9	$319.3	$412.7	$294.4	$441.1
Sales of natural gas, NGLs and condensate to affiliates	160.3	134.7	77.0	60.0	53.1
Transportation and processing services	7.3	9.5	9.5	6.8	8.4
Transportation and processing services to affiliates	7.0	9.1	10.4	8.2	8.3
(Losses) and gains from non-trading derivative activity — affiliate	(0.3)	2.5	(0.1)	(0.1)	—

Total operating revenues	297.2	475.1	509.5	369.3	510.9

Costs and expenses:
Purchases of natural gas and NGLs	169.8	309.3	404.1	287.6	410.6
Purchases of natural gas and NGLs from affiliates	87.0	121.3	48.5	39.9	53.8
Operating and maintenance expense	14.0	15.0	13.6	9.7	11.5
Depreciation and amortization expense	12.3	12.8	12.6	9.4	8.8
General and administrative expense — affiliate	6.1	7.1	6.5	4.8	8.2

Total costs and expenses	289.2	465.5	485.3	351.4	492.9

Operating income	8.0	9.6	24.2	17.9	18.0
Earnings from equity method investment	0.5	0.4	0.6	0.4	0.4
Impairment of equity method investment	—	—	(4.4)	(4.4)	—

Net income	$8.5	$10.0	$20.4	$13.9	$18.4

See accompanying notes to combined financial statements.

DCP MIDSTREAM PARTNERS PREDECESSOR
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2002, 2003 and 2004 and
Nine Months Ended September 30, 2004 (unaudited) and 2005
(millions)

				Nine Months
				Ended
	Years Ended December 31,			September 30,

	2002	2003	2004	2004	2005

			(unaudited)
Net income	$8.5	$10.0	$20.4	$13.9	$18.4
Other comprehensive income:
Net unrealized gains on cash flow hedges	—	—	—	—	0.4

Total other comprehensive income	—	—	—	—	0.4

Total comprehensive income	$8.5	$10.0	$20.4	$13.9	$18.8

See accompanying notes to combined financial statements.

DCP MIDSTREAM PARTNERS PREDECESSOR
COMBINED STATEMENTS OF CHANGES IN NET PARENT EQUITY
(millions)

	Accumulated
	Other
	Comprehensive	Net Parent	Net Parent
	Income	Investment	Equity

Balance, January 1, 2002	$—	$211.1	$211.1
Net change in parent advances	—	1.1	1.1
Net income	—	8.5	8.5

Balance, December 31, 2002	—	220.7	220.7
Net change in parent advances	—	(29.6)	(29.6)
Net income	—	10.0	10.0

Balance, December 31, 2003	—	201.1	201.1
Net change in parent advances	—	(23.1)	(23.1)
Net income	—	20.4	20.4

Balance, December 31, 2004	—	198.4	198.4
Net change in parent advances	—	(3.0)	(3.0)
Other comprehensive income	0.4	—	0.4
Net income	—	18.4	18.4

Balance, September 30, 2005	$0.4	$213.8	$214.2

See accompanying notes to combined financial statements.

DCP MIDSTREAM PARTNERS PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(millions)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

			(unaudited)
OPERATING ACTIVITIES:
Net income	$8.5	$10.0	$20.4	$13.9	$18.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense and impairment charge	12.3	12.8	17.0	13.8	8.8
Other, net	—	0.2	(0.6)	(0.4)	(0.5)
Change in operating assets and liabilities which provided (used) cash:
Accounts receivable	(10.9)	(2.1)	(15.7)	2.6	(33.7)
Net unrealized (gains) losses on non-trading derivative and hedging transactions	—	(0.5)	0.6	0.3	(0.1)
Accounts payable	10.8	9.2	3.8	(4.8)	14.1
Other	0.6	1.2	0.1	0.9	0.7

Net cash provided by operating activities	21.3	30.8	25.6	26.3	7.7

INVESTING ACTIVITIES:
Capital expenditures	(22.7)	(2.7)	(3.1)	(0.7)	(5.3)
Proceeds from sales of assets	0.3	1.5	0.6	0.4	0.6

Net cash used in investing activities	(22.4)	(1.2)	(2.5)	(0.3)	(4.7)

FINANCING ACTIVITIES:
Net change in parent advances	1.1	(29.6)	(23.1)	(26.0)	(3.0)

Net cash provided by (used in) financing activities	1.1	(29.6)	(23.1)	(26.0)	(3.0)

Net change in cash	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—

Cash, end of period	$—	$—	$—	$—	$—

See accompanying notes to combined financial statements.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004 and
Nine Months Ended September 30, 2004 (unaudited) and 2005
1.     Description of Business and Basis of Presentation
      DCP Midstream Partners Predecessor is engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas and the business of transporting and selling natural gas liquids, or NGLs.
      The accompanying combined financial statements and related notes of DCP Midstream Partners Predecessor present the financial position, results of operations and cash flows and changes in net parent equity of (1) Duke Energy Field Services, LLC’s (“Duke Energy Field Services” or “Parent”) North Louisiana system assets (“Minden”, “Ada”, and “PELICO”) held directly and indirectly by Duke Energy Field Services; (2) Duke Energy Field Services’ NGL transportation pipeline (“Seabreeze”) held by Duke Energy NGL Services, LP; and (3) Duke Energy Field Services’ 50% equity method investment in Black Lake Pipe Line Company (“Black Lake”) held by Duke Energy NGL Services, LP. Duke Energy NGL Services, LP is a wholly owned subsidiary of Duke Energy Field Services. Duke Energy Field Services is owned 50% by Duke Energy Corporation (“Duke Energy”) and 50% by ConocoPhillips. Prior to July 2005, Duke Energy owned 69.7% and ConocoPhillips owned 30.3% of Duke Energy Field Services.
      These combined financial statements are prepared in connection with the proposed initial public offering of limited partner units in DCP Midstream Partners, LP (the “Partnership”), which was formed in August 2005 and which will own the operations defined above previously conducted by DCP Midstream Partners Predecessor, except for a 5% interest in the Black Lake Pipe Line Company that will be retained by Duke Energy Field Services. Subsequent to the initial public offering of the Partnership, Duke Energy Field Services will direct the business operations of the Partnership through Duke Energy Field Services’ ownership and control of the Partnership’s general partner. The Partnership is not expected to have any employees. Duke Energy Field Services and its affiliates’ employees will be responsible for conducting the Partnership’s business and operating its assets.
      The combined financial statements include the accounts of DCP Midstream Partners Predecessor and have been prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany balances and transactions within DCP Midstream Partners Predecessor have been eliminated. The combined financial statements of DCP Midstream Partners Predecessor have been prepared from the separate records maintained by Duke Energy Field Services and may not necessarily be indicative of the conditions that would have existed or the results of operations if DCP Midstream Partners Predecessor had been operated as an unaffiliated entity. Because a direct ownership relationship did not exist among all the various entities comprising DCP Midstream Partners Predecessor, Duke Energy Field Services’ net investment in DCP Midstream Partners Predecessor is shown as net parent equity in lieu of owner’s equity in the combined financial statements. Transactions between DCP Midstream Partners Predecessor and other Duke Energy Field Services operations have been identified in the combined statements as transactions between affiliates (see Note 4). In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.
      The combined statements of operations and cash flows for the nine months ended September 30, 2004 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments necessary to present fairly the financial position and results of operations for the respective interim periods. Interim financial results are not necessarily indicative of the results to be expected for an annual period.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
2.     Summary of Significant Accounting Policies
      Use of Estimates — Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates.
      Accounting for Risk Management and Hedging Activities and Financial Instruments — Each derivative not qualifying for the normal purchases and normal sales exception under SFAS No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” as amended, is recorded on a gross basis in the Combined Balance Sheets at its fair value as Unrealized gains or Unrealized losses on non-trading derivative and hedging transactions. Derivative assets and liabilities remain classified in our Combined Balance Sheets as Unrealized gains or Unrealized losses on non-trading derivative and hedging transactions at fair value until the contractual settlement period occurs.
      All derivative activity reflected in the combined financial statements was transacted by Duke Energy Field Services and its subsidiaries and allocated to DCP Midstream Partners Predecessor. Management designates each energy commodity derivative as either trading or non-trading. Certain non-trading derivatives are further designated as either a hedge of a forecasted transaction or future cash flow (cash flow hedge), a hedge of a recognized asset, liability or firm commitment (fair value hedge), or normal purchases or normal sales, while certain non-trading derivatives, which are related to asset-based activity, are designated as non-trading derivative activity. For the periods presented, DCP Midstream Partners Predecessor did not have any trading activity, however, DCP Midstream Partners Predecessor does have cash flow and fair value hedge activity, normal purchases and normal sales activity, and non-trading derivative activity included in these combined financial statements. For each derivative, the accounting method and presentation of gains and losses or revenue and expense in the Combined Statements of Operations are as follows:

Classification of Contract	Accounting Method	Presentation of Gains & Losses or Revenue & Expense

Non-Trading Derivative Activity	Mark-to-market (a)	Net basis in Gains and losses from non-trading derivative activity
Cash Flow Hedge	Hedge method (b)	Gross basis in the same income statement category as the related hedged item
Fair Value Hedge	Hedge method (b)	Gross basis in the same income statement category as the related hedged item
Normal Purchases or Normal Sales	Accrual method (c)	Gross basis upon settlement in the corresponding income statement category based on purchase or sale

(a)	Mark-to-market — An accounting method whereby the change in the fair value of the asset or liability is recognized in the results of operations in Gains and losses from non-trading derivative activity during the current period.

(b)	Hedge method — An accounting method whereby the effective portion of the change in the fair value of the asset or liability is recorded as a balance sheet adjustment and there is no recognition in the results of operations for the effective portion until the service is provided or the associated delivery period occurs.

(c)	Accrual method — An accounting method whereby there is no recognition in the results of operations for changes in fair value of a contract until the service is provided or the associated delivery period occurs.
      Cash Flow and Fair Value Hedges — For derivatives designated as a cash flow hedge or a fair value hedge, management prepares formal documentation of the hedge in accordance with SFAS 133. In addition, management formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items. All

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
components of each derivative gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.
      The fair value of a derivative designated as a cash flow hedge is recorded for balance sheet purposes as Unrealized gains or Unrealized losses on non-trading derivative and hedging transactions. The effective portion of the change in fair value of a derivative designated as a cash flow hedge is recorded in net parent equity as accumulated other comprehensive income (“AOCI”) and the ineffective portion is recorded in the Combined Statement of Operations. During the period in which the hedged transaction occurs, amounts in AOCI associated with the hedged transaction are reclassified to the Combined Statements of Operations in the same accounts as the item being hedged. Hedge accounting is discontinued prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is no longer probable that the hedged transaction will occur. When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative is subject to the mark-to-market accounting method prospectively. The derivative continues to be carried on the Combined Balance Sheets at its fair value; however, subsequent changes in its fair value are recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in AOCI will remain in AOCI until the hedged transaction occurs, unless it is no longer probable that the hedged transaction will occur, in which case, the gains and losses that were previously deferred in AOCI will be immediately recognized in current period earnings.
      The fair value of a derivative designated as a fair value hedge is recorded for balance sheet purposes as Unrealized gains or Unrealized losses on non-trading derivative and hedging transactions. DCP Midstream Partners Predecessor recognizes the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item in earnings in the current period. All derivatives designated and accounted for as fair value hedges are classified in the same category as the item being hedged in the results of operations.
      Valuation — When available, quoted market prices or prices obtained through external sources are used to verify a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.
      Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions. Changes in market prices and management estimates directly affect the estimated fair value of these contracts. Accordingly, it is reasonably possible that such estimates may change in the near term.
      Intangible Asset — Intangible asset consists of a commodity contract. The commodity contract is amortized on a straight-line basis over the period of expected future benefit of approximately 25 years (see Note 6).
      Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (see Note 5). The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.
      DCP Midstream Partners Predecessor has adopted SFAS No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
asset. This additional carrying amount is then depreciated over the life of the asset. The liability increases due to the passage of time based on the time value of money until the obligation is settled.
      Impairment of Long-Lived Assets — Management periodically evaluates whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. Management considers various factors when determining if these assets should be evaluated for impairment, including but not limited to:

•	significant adverse change in legal factors or in the business climate;

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	significant adverse changes in the extent or manner in which an asset is used or in its physical condition;

•	a significant change in the market value of an asset; or

•	a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its estimated useful life.
      If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. Management assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. Significant changes in market conditions resulting from events such as the condition of an asset or a change in management’s intent to utilize the asset would generally require management to reassess the cash flows related to the long-lived assets.
      Equity Method Investment — DCP Midstream Partners Predecessor accounts for investments in 20% to 50% owned affiliates, and investments in less than 20% owned affiliates where DCP Midstream Partners Predecessor has the ability to exercise significant influence, under the equity method.
      Impairment of Equity Method Investment — DCP Midstream Partners Predecessor evaluates its equity method investment for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. Management assesses the fair value of its equity method investment using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Revenue Recognition — DCP Midstream Partners Predecessor’s primary types of sales and service activities reported as operating revenue include:

•	sales of natural gas, NGLs and condensate;

•	natural gas gathering, processing and transportation, from which DCP Midstream Partners Predecessor generates revenues primarily through the compression, gathering, treating, processing and transportation of natural gas; and

•	NGL transportation from which we generate revenues from transportation fees.
      Revenues associated with sales of natural gas, NGLs and condensate are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs. Revenues associated with transportation and processing fees are recognized when the service is provided.
      For gathering and processing services, DCP Midstream Partners Predecessor either receives fees or commodities from natural gas producers depending on the type of contract. Commodities received are in turn sold and recognized as revenue in accordance with the criteria outlined above. Under the percentage-of-proceeds contract type, DCP Midstream Partners Predecessor is paid for its services by keeping a percentage of the NGLs produced and a percentage of the residue gas resulting from processing the natural gas. Under the percentage-of-index contract type, DCP Midstream Partners Predecessor purchases wellhead natural gas and sells processed natural gas and NGLs to third parties.
      DCP Midstream Partners Predecessor recognizes revenues for non-trading derivative activity net in the Combined Statements of Operations as Gains and losses from non-trading derivative activity, in accordance with EITF Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” These activities include mark-to-market gains and losses on energy contracts and the financial or physical settlement of energy contracts. DCP Midstream Partners Predecessor generally reports revenues under the percentage-of-proceeds, percentage-of-index and fee-based contracts gross in the Combined Statements of Operations, in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Except for fee-based agreements, DCP Midstream Partners Predecessor acts as the principal in these transactions, takes title to the product, and incurs the risks and rewards of ownership.
      Significant Customer — DCP Midstream Partners Predecessor had one customer, a third party, that accounted for 12%, 26% and 31% of total operating revenues for the years ended December 31, 2002, 2003 and 2004, respectively, and 30% and 30% of total operating revenues for the nine months ended September 30, 2004 (unaudited) and 2005, respectively. Revenues from this customer are reported in the NGL Logistics Segment. DCP Midstream Partners Predecessor also had significant transactions with affiliates (see Note 4).
      Environmental Expenditures — Environmental expenditures are expensed or capitalized as appropriate, depending upon the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not generate current or future revenue are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Environmental liabilities as of December 31, 2003 and 2004 were insignificant. Environmental liabilities as of September 30, 2005 were approximately $0.1 million, recorded as other long-term liabilities.
      Gas and NGL Imbalance Accounting — Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements with customers, producers or pipelines are recorded monthly as other receivables or other payables using then current market prices or the weighted average prices of natural gas or NGLs at the plant or system. These balances are settled with deliveries of natural gas or NGLs or with cash.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
3.     Impairment of Equity Method Investment
      In the third quarter of 2004, DCP Midstream Partners Predecessor recognized an other-than-temporary impairment of its investment in Black Lake totaling $4.4 million as Impairment of equity method investment, included in the Combined Statements of Operations. This investment was written down to fair value which was determined based on management’s best estimates of discounted future cash flow models. The charge associated with this impairment is recorded in the NGL Logistics segment.
4.     Agreements and Transactions with Affiliates
Duke Energy Field Services
      The employees supporting DCP Midstream Partners Predecessor operations are employees of Duke Energy Field Services. Duke Energy Field Services provides centralized corporate functions on behalf of DCP Midstream Partners Predecessor, including legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. Duke Energy Field Services records the accrued liabilities and prepaid expenses for most general and administrative expenses in its financial statements, including liabilities related to payroll, short and long-term incentive plans, employee retirement and medical plans, paid time off, audit, tax, insurance and other service fees. DCP Midstream Partners Predecessor’s share of those costs has been allocated based on DCP Midstream Partners Predecessors proportionate net investment (consisting of Property, plant and equipment, net, Equity method investment, and Intangible assets, net) compared to Duke Energy Field Services’ net investment. DCP Midstream Partners Predecessor’s share of these costs is reflected in General and administrative expense — affiliate in the accompanying Combined Statements of Operations. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation to DCP Midstream Partners Predecessor of its costs of doing business borne by Duke Energy Field Services.
      DCP Midstream Partners Predecessor participates in Duke Energy Field Services’ cash management program; hence, DCP Midstream Partners Predecessor includes no cash balances on the Combined Balance Sheets. All cash activity performed by Duke Energy Field Services on behalf of DCP Midstream Partners Predecessor, including collection of receivables, payment of payables, and the settlement of sales and purchases transactions between DCP Midstream Partners Predecessor and Duke Energy Field Services have been recorded as parent advances and included in Net parent investment.
      All derivative activity reflected in the combined financial statements was transacted by Duke Energy Field Services and its subsidiaries and allocated to DCP Midstream Partners Predecessor. As such, all amounts classified in the Combined Balance Sheets as Unrealized gains or losses on non-trading derivative and hedging transactions and in the Combined Statements of Operations as Gains and losses from non-trading derivative activity, are affiliate related.
      DCP Midstream Partners Predecessor sells a portion of its residue gas and NGLs to and purchases raw natural gas and NGLs from Duke Energy Field Services and its affiliates. Management anticipates continuing to purchase and sell these commodities to Duke Energy Field Services in the ordinary course of business. Duke Energy Field Services was a significant customer during the years ended December 31, 2003 and 2004 and during the nine months ended September 30, 2004 (unaudited) and 2005.
Duke Energy
      DCP Midstream Partners Predecessor charges transportation fees, sells a portion of its residue gas to, and purchases raw natural gas from, Duke Energy and its affiliates. Management anticipates continuing to purchase and sell these commodities to Duke Energy and its affiliates in the ordinary course of business. Duke Energy was a significant customer during the years ended December 31, 2002 and 2003.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
ConocoPhillips
      DCP Midstream Partners Predecessor charges transportation fees and sells a portion of its residue gas and NGLs to and purchases raw natural gas from ConocoPhillips and its affiliates. DCP Midstream Partners Predecessor has a fee-based contractual relationship with ConocoPhillips pursuant to which ConocoPhillips has dedicated all of its natural gas production within an area of mutual interest to the assets in our Natural Gas Services Segment. Management anticipates continuing to purchase and sell these commodities to ConocoPhillips and its affiliates in the ordinary course of business. In addition, DCP Midstream Partners Predecessor may be reimbursed by ConocoPhillips for certain capital projects where the work is performed by DCP Midstream Partners Predecessor. DCP Midstream Partners Predecessor received $0.7 million, $0.5 million and $0.3 million of capital reimbursements during the years ended December 31, 2002, 2003 and 2004, respectively, and $0.3 million (unaudited) and $0.2 million during the nine months ended September 30, 2004 and 2005, respectively.
      The following table summarizes the transactions with Duke Energy Field Services, Duke Energy and ConocoPhillips as described above (millions):

	For the Years Ended			For the Nine Months
	December 31,			Ended September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Duke Energy Field Services:
Sales of natural gas, NGLs and condensate	$16.8	$50.0	$63.0	$45.9	$46.4
Purchases of natural gas and NGLs	$27.8	$87.8	$26.7	$26.7	$30.8
General and administrative expense	$6.1	$7.1	$6.5	$4.8	$8.2
Duke Energy:
Sales of natural gas, NGLs and condensate	$143.5	$81.1	$10.3	$10.3	$—
Transportation and processing services	$1.1	$0.7	$0.5	$0.5	$0.4
Purchases of natural gas and NGLs	$—	$1.6	$3.4	$3.4	$10.1
ConocoPhillips:
Sales of natural gas, NGLs and condensate	$—	$3.6	$3.7	$3.8	$6.7
Transportation and processing services	$5.9	$8.4	$9.9	$7.7	$7.9
Purchases of natural gas and NGLs	$59.2	$31.9	$18.4	$9.8	$12.9
      DCP Midstream Partners Predecessor had Accounts receivable and Accounts payable with affiliates as follows (millions):

	December 31,
			September 30,
	2003	2004	2005

Duke Energy Field Services:
Accounts receivable	$0.6	$0.7	$—
Duke Energy:
Accounts receivable	$3.8	$—	$—
Accounts payable	$0.4	$—	$—
ConocoPhillips:
Accounts receivable	$1.4	$1.2	$1.1
Accounts payable	$—	$3.2	$2.0

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant and Equipment
      A summary of property, plant and equipment by classification is as follows (millions):

		December 31,
	Depreciable			September 30,
	Life	2003	2004	2005

Gathering systems	15 – 30 years	$91.2	$92.9	$95.9
Processing plants	25 – 30 years	53.9	53.7	53.4
Transportation	25 – 30 years	126.9	127.2	127.2
General plant	3 – 5 years	2.7	2.7	2.5
Construction work in progress		2.4	3.1	6.0

Property, plant and equipment		277.1	279.6	285.0
Accumulated depreciation		(95.2)	(107.6)	(116.2)

Property, plant and equipment, net		$181.9	$172.0	$168.8

      Depreciation expense was $12.2 million, $12.7 million, $12.5 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $9.3 million and $8.7 million for the nine months ended September 30, 2004 (unaudited) and 2005, respectively.
      Asset Retirement Obligations — DCP Midstream Partners Predecessor’s asset retirement obligations relate primarily to the retirement of various gathering pipelines and processing facilities, obligations related to right-of-way easement agreements and contractual leases for land use. SFAS 143 was effective for fiscal years beginning after June 15, 2002, and was adopted by DCP Midstream Partners Predecessor on January 1, 2003. At January 1, 2003, the implementation of SFAS 143 resulted in a net increase in total assets of $0.1 million, consisting of an increase in net property, plant and equipment. Long-term liabilities increased by $0.1 million, which represents the establishment of an asset retirement obligation liability. A cumulative-effect of a change in accounting principle adjustment, which was not significant, was recorded on January 1, 2003 as a reduction in earnings. On an unaudited pro forma basis, net income for the year ended December 31, 2002 would not have been materially different if SFAS 143 had been adopted. Accretion expense for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2004 (unaudited) was not material. Accretion expense for the nine months ended September 30, 2005 was $0.1 million.
      The asset retirement obligation is adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The asset retirement obligation, included in other long-term liabilities in the Combined Balance Sheets, for the years ended December 31, 2003 and 2004 was $0.1 million at the end of each period. During the nine months ended September 30, 2005, DCP Midstream Partners Predecessor incurred liabilities of $0.1 million. The asset retirement obligation at September 30, 2005 was $0.2 million.

6.	Intangible Asset
      Intangible asset consists of a commodity contract. The gross carrying amount and accumulated amortization for the commodity contract is as follows (millions):

	December 31,
			September 30,
	2003	2004	2005

Intangible asset	$2.5	$2.5	$2.5
Accumulated amortization	(0.2)	(0.3)	(0.3)

Intangible asset, net	$2.3	$2.2	$2.2

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      For each of the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2004 (unaudited) and 2005, DCP Midstream Partners Predecessor recorded amortization expense associated with the commodity contract of $0.1 million. As of December 31, 2004, the remaining amortization period for this contract was 22.3 years. As of September 30, 2005, the remaining amortization period for this contract is 21.6 years.
      Estimated future amortization for this contract is as follows (millions):

	December 31,	September 30,
	2004	2005

2005	$0.1	$0.1
2006	0.1	0.1
2007	0.1	0.1
2008	0.1	0.1
2009	0.1	0.1
Thereafter	1.7	1.7

Total	$2.2	$2.2

7.	Equity Method Investment
      DCP Midstream Partners Predecessor has an investment in the following business accounted for using the equity method, included in the NGL Logistics Segment (millions):

		December 31,
				September 30,
	Ownership	2003	2004	2005

Black Lake Pipe Line Company	50.0%	$9.6	$5.8	$6.3
      Black Lake Pipe Line Company owns a 317 mile NGL pipeline, with a throughput capacity of approximately 40 MBbtu/d. The pipeline receives NGLs from a number of gas plants in Louisiana and Texas. There was a deficit between the carrying amount of the investment and the underlying equity of Black Lake Pipe Line Company of $3.9 million and $8.1 million at December 31, 2003 and 2004, respectively, and $7.8 million at September 30, 2005 which is associated with, and is being accreted over the life of, the underlying long-lived assets of Black Lake Pipe Line Company.
      Earnings from equity method investment amounted to the following (millions):

	December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Black Lake Pipe Line Company	$0.5	$0.4	$0.6	$0.4	$0.4
      Distributions received were $0.6 million during each of the years ended December 31, 2004 and 2003. DCP Midstream Partners Predecessor did not receive any distributions during the year ended December 31, 2004 or during the nine months ended September 30, 2004 (unaudited) or 2005.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following summarizes financial information of Black Lake Pipe Line Company (millions):

	December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Income statement:
Operating revenues	$3.5	$3.2	$3.2	$2.4	$2.5
Operating expenses	$2.9	$2.9	$2.4	$1.8	$2.2
Net income	$0.6	$0.3	$0.8	$0.6	$0.3
Balance sheet:
Current assets		$3.1	$4.3		$5.2
Noncurrent assets		18.6	18.0		17.5
Current liabilities		0.4	0.2		0.3

Net assets		$21.3	$22.1		$22.4

8.	Risk Management and Hedging Activities, Credit Risk and Financial Instruments
      Commodity price risk — DCP Midstream Partners Predecessor’s principal operations of gathering, processing, and transportation of natural gas, and the accompanying operations of transportation and marketing of NGLs create commodity price risk due to market fluctuations in commodity prices, primarily with respect to the prices of NGLs, natural gas and crude oil. As an owner and operator of natural gas processing and other midstream assets, DCP Midstream Partners Predecessor has an inherent exposure to market variables and commodity price risk. The amount and type of price risk is dependent on the underlying natural gas contracts entered into to purchase and process raw natural gas. Risk is also dependent on the types and mechanisms for sales of natural gas and NGLs and related products produced, processed, transported or stored.
      Credit risk — DCP Midstream Partners Predecessor’s principal customers in the Natural Gas Services segment are large, natural gas marketing services and industrial end-users. In the NGL Logistics segment, DCP Midstream Partners Predecessor’s principal customers include petrochemical and refining companies. Substantially all of DCP Midstream Partners Predecessor’s natural gas and NGL sales are made at market-based prices. This concentration of credit risk may affect DCP Midstream Partners Predecessor’s overall credit risk in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, management analyzes the counterparties’ financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. Duke Energy Field Services’ corporate credit policy prescribes the use of master collateral agreements to mitigate credit exposure. Collateral agreements provide for a counterparty to post cash or letters of credit for exposure in excess of the established threshold. The threshold amount represents an open credit limit, determined in accordance with Duke Energy Field Services’ credit policy. The collateral agreements also provide that the inability to post collateral is sufficient cause to terminate a contract and liquidate all positions. In addition, DCP Midstream Partners Predecessor’s standard natural gas and NGL sales contracts contain adequate assurance provisions which allow DCP Midstream Partners Predecessor to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment in a form satisfactory to DCP Midstream Partners Predecessor.
      Commodity cash flow hedges — In September 2005, DCP Midstream Partners Predecessor executed a series of derivative financial instruments which have been designated as a cash flow hedge of the price risk associated with its forecasted sales of natural gas, NGLs and condensate. As a result of those transactions, DCP Midstream Partners Predecessor has hedged approximately 80% of its expected natural gas and NGL commodity price risk relating to its percentage of proceeds gathering and processing contracts and condensate commodity price risk relating to condensate recovered from gathering operations through 2010.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      DCP Midstream Partners Predecessor may, from time to time, use cash flow hedges, as specifically defined by SFAS 133, to reduce the potential negative impact that commodity price changes could have on its earnings, and its ability to adequately plan for cash needed for debt service, distributions and capital expenditures.
      DCP Midstream Partners Predecessor used natural gas and crude oil swaps to hedge the impact of market fluctuations in the price of NGLs, natural gas and condensate. For the nine-months ended September 30, 2005, no ineffectiveness was recorded. For the nine months ended September 30, 2005, no derivative gains or losses were reclassified from AOCI to current period earnings due to the cumulative changes in the fair value of these hedge instruments. No derivative gains or losses were reclassified from AOCI to current period earnings as a result of the discontinuance of cash flow hedges related to certain forecasted transactions that are not probable of occurring. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.
      Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in which the hedged item is recorded. As of September 30, 2005, there were $6.5 million of deferred gains and $6.1 million of deferred losses related to commodity cash flow derivative contracts in AOCI. As of September 30, 2005, $3.6 million of deferred net losses on derivative instruments in AOCI are expected to be reclassified into earnings during the next 12 months as the hedged transactions occur; however, due to the volatility of the commodities markets, the corresponding value in AOCI is subject to change prior to its reclassification into earnings. The Company is hedging its exposure to the variability of future cash flows through 2010.
      Commodity fair value hedges — DCP Midstream Partners Predecessor uses fair value hedges to hedge exposure to changes in the fair value of an asset or a liability (or an identified portion thereof) that is attributable to fixed price risk. DCP Midstream Partners Predecessor may hedge producer price locks (fixed price gas purchases) and market locks (fixed price gas sales) to reduce its exposure to fixed price risk via swapping the fixed price risk for a floating price position (New York Mercantile Exchange or index-based).
      For the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2004 (unaudited) and 2005 the gains or losses representing the ineffective portion of DCP Midstream Partners Predecessor’s fair value hedges were not material. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted. At December 31, 2003 and 2004 and September 30, 2005, there were no firm commitments that no longer qualified as fair value hedge items and therefore, DCP Midstream Partners Predecessor did not recognize an associated gain or loss.
      Commodity Non-Trading Derivative Activity — The marketing of energy related products and services exposes DCP Midstream Partners Predecessor to the fluctuations in the market values of exchanged instruments. DCP Midstream Partners Predecessor’s marketing program is designed to realize margins related to fluctuations in commodity prices and basis differentials. Duke Energy Field Services manages DCP Midstream Partners Predecessor’s marketing portfolios with strict policies which limit exposure to market risk and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate daily earnings at risk measurement.

9.	Estimated Fair Value of Financial Instruments
      The fair value of accounts receivable and accounts payable are not materially different from their carrying amounts because of the short term nature of these instruments.
      The fair value of the non-trading derivative and hedging transactions is recorded on the combined balance sheets. The fair value is determined by multiplying the difference between the quoted termination prices for commodity contract prices by the quantities under contract.

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

10.	Commitments and Contingent Liabilities
      Litigation — DCP Midstream Partners Predecessor is not a party to any legal proceedings but is a party to various administrative and regulatory proceedings that have arisen in the ordinary course of DCP Midstream Partners Predecessor’s business. Management currently believes that the ultimate resolution of the foregoing matters, taken as a whole, and after consideration of amounts accrued, insurance coverage or other indemnification arrangements, will not have a material adverse effect upon DCP Midstream Partners Predecessor’s future financial position, operations and cash flows.
      Insurance — Duke Energy Field Services carries insurance coverage which includes the assets and operations of DCP Midstream Partners Predecessor, with an affiliate of Duke Energy, that management believes is consistent with companies engaged in similar commercial operations with similar type properties. Duke Energy Field Services’ insurance coverage includes (1) commercial general public liability insurance for liabilities arising to third parties for bodily injury and property damage resulting from Duke Energy Field Services’ operations; (2) workers’ compensation liability coverage to required statutory limits; (3) automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage, and (4) property insurance covering the replacement value of all real and personal property damage, including damages arising from boiler and machinery breakdowns, earthquake, flood damage and business interruption/extra expense. All coverages are subject to certain deductibles, terms and conditions common for companies with similar types of operations.
      Duke Energy Field Services’ also maintains excess liability insurance coverage above the established primary limits for commercial general liability and automobile liability insurance. Limits, terms, conditions and deductibles are comparable to those carried by other energy companies of similar size. The cost of general insurance coverages continued to fluctuate over the past year reflecting the changing conditions of the insurance markets.
      A portion of the insurance costs described above are allocated by Duke Energy Field Services to DCP Midstream Partners Predecessor through the allocation methodology described in Note 4.
      Environmental — The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, DCP Midstream Partners Predecessor must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste management and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on DCP Midstream Partners Predecessor’s combined results of operations, financial position or cash flows.
      Indemnification — Subsequent to the initial public offering of the Partnership, Duke Energy Field Services will indemnify the Partnership for three years after the closing of this offering against certain potential environmental claims, losses and expenses associated with the operation of the assets and occurring before the closing date of this offering. Duke Energy Field Services’ maximum liability for this indemnification obligation will not exceed $15.0 million and Duke Energy Field Services will not have any obligation under this indemnification until the Partnership’s aggregate losses exceed $250,000. Duke Energy Field Services will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of this offering. The

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Partnership has agreed to indemnify Duke Energy Field Services against environmental liabilities related to the Partnership’s assets to the extent Duke Energy Field Services is not required to indemnify the Partnership.
      Other Commitments and Contingencies — DCP Midstream Partners Predecessor utilizes assets under operating leases in several areas of operation. Combined rental expense, including leases with no continuing commitment, amounted to $1.0 million, $1.0 million and $1.4 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $1.0 million for the nine months ended September 30, 2004 (unaudited) and 2005. Rental expense for leases with escalation clauses is recognized on a straight line basis over the initial lease term.

11.	Business Segments
      DCP Midstream Partners Predecessor’s operations are located in the United States and are organized into two reporting segments: (1) Natural Gas Services; and (2) NGL Logistics.
      Natural Gas Services — The Natural Gas Services segment consists of the North Louisiana system assets, an integrated gas gathering, compression, treating, processing, and transportation system located in northern Louisiana and southern Arkansas that includes the Minden and Ada natural gas processing plants and gathering systems and the PELICO intrastate natural gas gathering and transportation pipeline.
      NGL Logistics — The NGL Logistics segment consists of the Seabreeze NGL transportation pipeline located along the Gulf Coast area of southeastern Texas and a 50% interest in the Black Lake FERC-regulated interstate NGL pipeline located in northern Louisiana and southeastern Texas. An affiliate of BP owns the remaining interest and is the operator of Black Lake.
      These segments are monitored separately by management for performance against its internal forecast and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations. Gross margin is a performance measure utilized by management to monitor the business of each segment. The accounting policies for the segments are the same as those described in Note 2.
      The following tables set forth DCP Midstream Partners Predecessor’s segment information.
      Year ended December 31, 2002 (millions):

	Natural Gas	NGL
	Services	Logistics	Other(b)	Total

Total operating revenues	$259.4	$37.8	$—	$297.2
Gross margin (a)	$39.1	$1.3	$—	$40.4
Operating and maintenance expense	13.7	0.3	—	14.0
Depreciation and amortization expense	11.8	0.5	—	12.3
General and administrative expense — affiliate	—	—	6.1	6.1
Earnings from equity method investment	—	0.5	—	0.5

Net income	$13.6	$1.0	$(6.1)	$8.5

Capital expenditures	$12.7	$10.0	$—	$22.7

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Year ended December 31, 2003 (millions):

	Natural Gas	NGL
	Services	Logistics	Other(b)	Total

Total operating revenues	$343.7	$131.4	$—	$475.1
Gross margin (a)	$42.2	$2.3	$—	$44.5
Operating and maintenance expense	14.7	0.3	—	15.0
Depreciation and amortization expense	11.9	0.9	—	12.8
General and administrative expense — affiliate	—	—	7.1	7.1
Earnings from equity method investment	—	0.4	—	0.4

Net income	$15.6	$1.5	$(7.1)	$10.0

Capital expenditures	$2.4	$0.3	$—	$2.7

      Year ended December 31, 2004 (millions):

	Natural Gas	NGL
	Services	Logistics	Other(b)	Total

Total operating revenues	$353.3	$156.2	$—	$509.5
Gross margin (a)	$53.6	$3.3	$—	$56.9
Operating and maintenance expense	13.4	0.2	—	13.6
Depreciation and amortization expense	11.7	0.9	—	12.6
General and administrative expense — affiliate	—	—	6.5	6.5
Earnings from equity method investment, net of impairment	—	(3.8)	—	(3.8)

Net income (loss)	$28.5	$(1.6)	$(6.5)	$20.4

Capital expenditures	$2.8	$0.3	$—	$3.1

      Nine months ended September 30, 2004 (millions):

	Natural Gas	NGL
	Services	Logistics	Other(b)	Total

	(unaudited)
Total operating revenues	$258.9	$110.4	$—	$369.3
Gross margin (a)	$39.3	$2.5	$—	$41.8
Operating and maintenance expense	9.5	0.2	—	9.7
Depreciation and amortization expense	8.7	0.7	—	9.4
General and administrative expense — affiliate	—	—	4.8	4.8
Earnings from equity method investment, net of impairment	—	(4.0)	—	(4.0)

Net income	$21.1	$(2.4)	$(4.8)	$13.9

Capital expenditures	$0.8	$—	$—	$0.8

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Nine months ended September 30, 2005 (millions):

	Natural Gas	NGL
	Services	Logistics	Other(b)	Total

Total operating revenues	$367.7	$143.2	$—	$510.9
Gross margin (a)	$43.8	$2.7	$—	$46.5
Operating and maintenance expense	11.3	0.2	—	11.5
Depreciation and amortization expense	8.3	0.5	—	8.8
General and administrative expense — affiliate	—	—	8.2	8.2
Earnings from equity method investment	—	0.4	—	0.4

Net income	$24.2	$2.4	$(8.2)	$18.4

Capital expenditures	$5.3	$—	$—	$5.3

      The following table sets forth DCP Midstream Partners Predecessor’s total assets segment information (millions):

	December 31,
			September 30,
	2003	2004	2005

Segment Long-term assets:
Natural Gas Services	$164.3	$154.9	$158.9
NGL Logistics	29.5	25.1	24.9

Total Long-Term assets	193.8	180.0	183.8
Current assets	45.7	61.1	94.6

Total assets	$239.5	$241.1	$278.4

(a)	Gross margin consists of Total operating revenues less Purchases of natural gas and NGLs. Gross margin is viewed as a non-Generally Accepted Accounting Principles (“GAAP”) measure under the rules of the Securities and Exchange Commission (“SEC”), but is included as a supplemental disclosure because it is a primary performance measure used by management as it represents the results of product sales versus product purchases. As an indicator of DCP Midstream Partners Predecessor’s operating performance, Gross margin should not be considered an alternative to, or more meaningful than, Net income or cash flow as determined in accordance with GAAP. DCP Midstream Partners Predecessor’s Gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

(b)	Other consists of General and administrative expense allocations from Duke Energy Field Services.

12.	New Accounting Standards
      SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” In June 2005, the FASB issued SFAS 154, a replacement of APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a restatement. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The impact of SFAS 154 will depend on the nature and extent of any changes in accounting principles after the effective date, but DCP Midstream Partners

DCP MIDSTREAM PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Predecessor does not currently expect SFAS 154 to have a material impact on its combined results of operations, cash flows or financial position.
      Financial Accounting Standards Board Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. In March 2005, the FASB issued FIN 47, which clarifies the accounting for conditional asset retirement obligations as used in SFAS No. 143 (“SFAS 143”). “Accounting for Asset Retirement Obligations”. A conditional asset retirement obligation is an unconditional legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Therefore, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation under SFAS 143 if the fair value of the liability can be reasonably estimated. FIN 47 permits, but does not require, restatement of interim financial information. The provisions of FIN 47 are effective for reporting periods ending after December 15, 2005. DCP Midstream Partners Predecessor does not currently expect FIN 47 to have a material impact on its combined results of operations, cash flows or financial position.
      SFAS No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” In December of 2004, the FASB issued SFAS 153, which amends APB Opinion No. 29 (“APB 29”) by eliminating the exception to the fair-value principle for exchanges of similar productive assets, which were accounted for under APB 29 based on the book value of the asset surrendered with no gain or loss recognition. SFAS 153 also eliminates APB 29’s concept of culmination of an earnings process. The amendment requires that an exchange of nonmonetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. Commercial substance is assessed by comparing the entity’s expected cash flows immediately before and after the exchange. If the difference is significant, the transaction is considered to have commercial substance and should be recognized at fair value. SFAS 153 is effective for nonmonetary transactions occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on its combined results of operations, cash flows or financial position.
      SFAS No. 123 (Revised 2004) (“SFAS 123R”), “Share-Based Payment”. In December of 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supercedes APB Opinion No. 25 (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, for public entities, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. DCP Midstream Partners Predecessor does not currently expect SFAS 123R to have a material impact on its combined results of operations, cash flows, or financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of DCP Midstream Partners, LP
      We have audited the accompanying balance sheet of DCP Midstream Partners, LP (the “Partnership”) as of September 9, 2005. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Partnership at September 9, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Denver, Colorado
September 15, 2005

DCP MIDSTREAM PARTNERS, LP
BALANCE SHEET
September 9, 2005

ASSETS
Current assets:
Cash	$2,000

Total assets	$2,000

PARTNERS’ EQUITY
Limited partners’ equity	1,960
General partner’s equity	40

Total partners’ equity	$2,000

See accompanying note to balance sheet.

DCP MIDSTREAM PARTNERS, LP
NOTE TO BALANCE SHEET

1.	Nature of Operations
      DCP Midstream Partners, LP (the “Partnership”) is a Delaware limited partnership formed in August 2005, to acquire the assets of DCP Midstream Partners Predecessor including a 45% equity method investment in Black Lake Pipe Line Company. In order to simplify Partnership’s obligations under the laws of selected jurisdictions in which Partnership will conduct business, Partnership’s activities will be conducted through a wholly-owned operating partnership.
      Partnership intends to offer 9,000,000 common units, representing limited partner interests, pursuant to a public offering and to concurrently issue 1,357,143 common units and 7,142,857 subordinated units, representing additional limited partner interests, to subsidiaries of Duke Energy Field Services, LLC, as well as an aggregate 2% general partner interest in Partnership and its operating partnership on a consolidated basis to DCP Midstream GP, LP.
      DCP Midstream GP, LP, as general partner, contributed $40 and Duke Energy Field Services, as the organizational limited partner, contributed $1,960 to the Partnership on September 9, 2005. There have been no other transactions involving the Partnership as of September 9, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Owners of DCP Midstream GP, LP
      We have audited the accompanying balance sheet of DCP Midstream GP, LP (the “Company”) as of September 9, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at September 9, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Denver, Colorado
September 15, 2005

DCP MIDSTREAM GP, LP
BALANCE SHEET
September 9, 2005

ASSETS
Current assets:
Cash	$960
Investment in DCP Midstream Partners, LP	40

Total assets	$1,000

OWNER’S EQUITY
Owner’s equity	1,000

Total owner’s equity	$1,000

See accompanying note to balance sheet.

DCP MIDSTREAM GP, LP
NOTE TO BALANCE SHEET

1.	Nature of Operations
      DCP Midstream GP, LP (“General Partner”) is a Delaware company formed in August 2005, to become the general partner of DCP Midstream Partners, LP (“Partnership”). The General Partner is an indirect wholly-owned subsidiary of Duke Energy Field Services, LLC. The General Partner owns a 2% general partner interest in the Partnership.
      On September 9, 2005, Duke Energy Field Services, LLC and its subsidiaries contributed $1,000 to DCP Midstream GP, LP in exchange for a 100% ownership interest.
      The General Partner has invested $40 in the Partnership. There have been no other transactions involving the General Partner as of September 9, 2005.

APPENDIX A
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
DCP MIDSTREAM PARTNERS, LP

ARTICLE I
Definitions

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
DCP MIDSTREAM PARTNERS, LP
      THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF DCP MIDSTREAM PARTNERS, LP dated as of                     , 2005, is entered into by and between DCP Midstream GP, LP, a Delaware limited partnership, as the General Partner, and Duke Energy Field Services, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
Definitions
      Section 1.1     Definitions.
      The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
      “Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.
      “Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided,that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).
      “Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.
      “Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such

Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, a Class B Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Class B Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.
      “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.
      “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).
      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question; provided that, for the avoidance of doubt, the term “Affiliate” includes any Person that, directly or indirectly, is the beneficial owner of 25% or more of the equity interests in DEFS or has the right to appoint 25% or more of the members of the board of directors of DEFS. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
      “Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.
      “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).
      “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.
      “Agreement” means this First Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, as it may be amended, supplemented or restated from time to time.
      “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

      “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.
      Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
      “Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.
      “Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).
      “Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
      “Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.
      “Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).
      “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Colorado shall not be regarded as a Business Day.
      “Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, a Class B Unit, an Incentive Distribution Right or any Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Class B Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

      “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.
      “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, gathering lines, treating facilities, processing plants, fractionation facilities, pipelines, terminals, docks, truck racks, tankage and other storage, distribution or transportation facilities and related or similar midstream assets) or (c) capital contributions by a Group Member to a Person in which a Group Member has an equity interest to fund such Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new, capital assets (including, without limitation, gathering lines, treating facilities, processing plants, fractionation facilities, pipelines, terminals, docks, truck racks, tankage and other storage, distribution or transportation facilities and related or similar midstream assets) by such Person, in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity, or revenues of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity, or revenues of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, acquisition or construction.
      “Capital Surplus” has the meaning assigned to such term in Section 6.3(a).
      “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.
      “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.
      “Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.
      “Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.
      “Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.
      “claim” (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).
      “Class B Units” means a Partnership Security representing a factional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Class B Units in this Agreement.
      “Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.
      “Closing Price” has the meaning assigned to such term in Section 15.1(a).
      “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

      “Combined Interest” has the meaning assigned to such term in Section 11.3(a).
      “Commission” means the United States Securities and Exchange Commission.
      “Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit or Class B Unit prior to its conversion into a Common Unit pursuant to the terms hereof.
      “Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).
      “Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors, each of whom (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (c) is not a holder of any ownership interest in the Partnership Group other than Common Units and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.
      “Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.
      “Contribution Agreement” means that certain Contribution and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.
      “Converted Common Units” has the meaning assigned to such term in Section 6.1(d)(x)(B).
      “Credit Agreement” means the Credit Agreement, dated as of December      , 2005, among the OLP, the MLP, the subsidiaries of the MLP, and Wachovia Bank, National Association, as administrative agent for the lenders named therein.
      “Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).
      “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).
      “Current Market Price” has the meaning assigned to such term in Section 15.1(a).
      “DEFS” means Duke Energy Field Services, LLC, a Delaware limited liability company.
      “Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.
      “Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.
      “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

      “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).
      “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.
      “Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.
      “Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).
      “Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements, and shall not include Maintenance Capital Expenditures.
      “Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).
      “First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).
      “First Target Distribution” means $0.4025 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.4025 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.
      “Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.
      “General Partner” means DCP Midstream GP, LP, a Delaware limited partnership, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).
      “General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.
      “General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.
      “Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.
      “Group Member” means a member of the Partnership Group.
      “Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.
      “Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).
      “Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in DCP Assets Holdings, LP to the Partnership pursuant to the Contribution Agreement, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.
      “Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).
      “Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).
      “Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.
      “Initial Common Units” means the Common Units sold in the Initial Offering.
      “Initial Limited Partner” means DEFS LP Holdings, LP (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.3 in connection with the Initial Offering.
      “Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.
      “Initial Unit Price” means (a) with respect to the Common Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

      “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of interest rate swap agreements; (e) capital contributions; or (f) corporate reorganizations or restructurings.
      “Issue Price” means the price at which a Unit is purchased from the Partnership, net of any sales commission or underwriting discount charged to the Partnership.
      “Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.
      “Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Class B Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.
      “Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.
      “Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.
      “Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditures are made to maintain, including over the long term, the operating capacity or revenues of the Partnership Group.
      “Merger Agreement” has the meaning assigned to such term in Section 14.1.
      “Minimum Quarterly Distribution” means $0.35 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.35 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.
      “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

      “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code. and (c) in the case of a contribution of Common Units by the General Partner and the Partnership as a Capital Contribution pursuant to Section 5.2(b), an amount per Common Unit contributed equal to the Current Market Price per Common Unit as of the date of the contribution.
      “Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.
      “Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.
      “Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.
      “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.
      “Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.
      “Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

      “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).
      “Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).
      “Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among DEFS, the General Partner, the Partnership, the Operating Company and certain other parties thereto, as such may be amended, supplemented or restated from time to time.
      “Operating Expenditures” means all Partnership Group cash expenditures, including, but not limited to, taxes, reimbursements of the General Partner, in accordance with this Agreement, interest payments, Maintenance Capital Expenditures and non-Pro Rata repurchases of Units (other than those made with the proceeds of an Interim Capital Transaction), but excluding, subject to the following:

(a) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness shall not constitute Operating Expenditures; and

(b) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures consist of both Maintenance Capital Expenditures and Expansion Capital Expenditures, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the portion consisting of Maintenance Capital Expenditures and the portion consisting of Expansion Capital Expenditures and, with respect to the part of such capital expenditures consisting of Maintenance Capital Expenditures, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus.
      “Operating Partnership” means DCP Midstream Operating, LP, a Delaware limited partnership, and any successors thereto.
      “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) an amount equal to four times the amount needed for any one Quarter for the Partnership to pay a distribution on all Units, the General Partner Units and the Incentive Distribution Rights at the same per Unit amount as was distributed immediately preceding the date of determination, and (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) (or with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of (i) $1.40 multiplied by (ii) a fraction of which the numerator is the number of days in such period and the denominator is 92 multiplied by (iii) the number of Units and General Partner Units Outstanding on the Record Date with respect to such period), less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.
      Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
      “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

      “Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.
      “Organizational Limited Partner” means DEFS in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.
      “Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors.
      “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.
      “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).
      “Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).
      “Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.
      “Partners” means the General Partner and the Limited Partners.
      “Partnership” means DCP Midstream Partners, LP, a Delaware limited partnership.
      “Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.
      “Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.
      “Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).
      “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Class B Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.
      “Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.
      “Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.
      “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.
      “Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners and Assignees or Record Holders, apportioned among all Partners and Assignees or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.
      “Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.
      “Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership after the Closing Date, the portion of such fiscal quarter after the Closing Date.
      “Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.
      “Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
      “Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.
      “Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.
      “Registration Statement” means the Registration Statement on Form S-1 as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.
      “Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units, Class B Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units, Class B Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

      “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or Section 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(vii) or Section 6.1(d)(ix).
      “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or Section 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.
      “Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).
      “Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).
      “Second Target Distribution” means $0.4375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.4375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.
      “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
      “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.
      “Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units, Class B Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.
      “Special Approval” means approval by a majority of the members of the Conflicts Committee.
      “Subordinated Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit or Class B Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.
      “Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first day of any Quarter beginning after December 31, 2010 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units during such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Units, with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise; and

(c) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

      “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
      “Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).
      “Target Distribution” means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.
      “Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).
      “Third Target Distribution” means $0.525 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.525 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.
      “Trading Day” has the meaning assigned to such term in Section 15.1(a).
      “transfer” has the meaning assigned to such term in Section 4.4(a).
      “Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.
      “Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.
      “Underwriting Agreement” means that certain Underwriting Agreement dated as of                     , 2005 among the Underwriters, DEFS, the Partnership, the General Partner, the Operating Partnership and other parties thereto, providing for the purchase of Common Units by the Underwriters.
      “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, Class B Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.
      “Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units and Class B Units, if any, voting as a single class.
      “Unitholders” means the holders of Units.
      “Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).
      “Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).
      “Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).
      “Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.
      “U.S. GAAP” means United States generally accepted accounting principles consistently applied.
      “Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).
      Section 1.2     Construction.
      Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.
ARTICLE II
Organization
      Section 2.1     Formation.
      The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of DCP Midstream Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.
      Section 2.2     Name.
      The name of the Partnership shall be “DCP Midstream Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.
      Section 2.3     Registered Office; Registered Agent; Principal Office; Other Offices
      Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808-1645, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 370 17th Street, Suite 2775, Denver, Colorado 80202, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 370 17th Street, Suite 2775, Denver, Colorado 80202, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.
      Section 2.4     Purpose and Business.
      The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.
      Section 2.5     Powers.
      The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.
      Section 2.6     Power of Attorney.
      (a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, Article X, Article XI or Article XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.
      (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.
      Section 2.7     Term.
      The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.
      Section 2.8     Title to Partnership Assets.
      Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.
ARTICLE III
Rights of Limited Partners
      Section 3.1     Limitation of Liability.
      The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.
      Section 3.2     Management of Business.
      No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.
      Section 3.3     Outside Activities of the Limited Partners.
      Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.
      Section 3.4     Rights of Limited Partners.
      (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.
      (b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
ARTICLE IV
Certificates; Record Holders; Transfer of Partnership Interests; Redemption of Partnership Interests
      Section 4.1     Certificates.
      Upon the Partnership’s issuance of Common Units, Subordinated Units or Class B Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units, Subordinated Units or Class B Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units, Subordinated Units or Class B Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c) and Section 6.7(e), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7. Subject to the requirements of Section 6.7(e), the Partners holding Certificates evidencing Class B Units may exchange such Certificates for Certificates evidencing Common Units on or after the period set forth in Section 5.11(f) pursuant to the terms of Section 5.11.
      Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates.
      (a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

      (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units) shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.
      If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.
      (c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.
      Section 4.3     Record Holders.
      The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.
      Section 4.4     Transfer Generally.
      (a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.
      (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

      (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.
      Section 4.5     Registration and Transfer of Limited Partner Interests.
      (a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.
      (b) Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.
      (c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests (other than the Incentive Distribution Rights) shall be freely transferable.
      (d) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Class B Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.
      Section 4.6     Transfer of the General Partner’s General Partner Interest.
      (a) Subject to Section 4.6(c) below, prior to December 31, 2015, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.
      (b) Subject to Section 4.6(c) below, on or after December 31, 2015, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.
      (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.
      Section 4.7     Transfer of Incentive Distribution Rights.
      Prior to December 31, 2015, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to December 31, 2015 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2015, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, (i) the transfer of Class B Units issued pursuant to Section 5.11, or the transfer of Common Units issued upon conversion of the Class B Units, shall not be treated as a transfer of all or any part of the Incentive Distribution Rights and (ii) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.
      Section 4.8     Restrictions on Transfers.
      (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).
      (b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.
      (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(c).
      (d) The transfer of a Class B Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(e).
      (e) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

      (f) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF DCP MIDSTREAM PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF DCP MIDSTREAM PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE DCP MIDSTREAM PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). DCP MIDSTREAM GP LLC, THE GENERAL PARTNER OF DCP MIDSTREAM PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF DCP MIDSTREAM PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
      Section 4.9     Citizenship Certificates; Non-citizen Assignees.
      (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.
      (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.
      (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).
      (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner

Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.
      Section 4.10     Redemption of Partnership Interests of Non-citizen Assignees.
      (a) If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.
      (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.
      (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V
Capital Contributions and Issuance of Partnership Interests
      Section 5.1 Organizational Contributions.
      In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $40.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,960.00 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.
      Section 5.2     Contributions by the General Partner and its Affiliates.
      (a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in DCP Assets Holdings, LP, a Delaware limited partnership (“DCP LP Holdings”), in exchange for (A) 357,143 General Partner Units representing a continuation of its 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the Incentive Distribution Rights, (C) the right to receive $4.0 million to reimburse the General Partner for certain capital expenditures and (D) the right to receive $171.0 million from the net proceeds of borrowings by OLP on the Closing Date pursuant to the Credit Agreement; and (ii) DCP LP Holdings shall contribute to the Partnership, as a Capital Contribution, all of (A) its limited partner interests in DCP Assets Holdings, LP, a Delaware limited partnership and (B) all of its member interest in where Duke Energy Guadalupe Pipeline, LLC, a Delaware limited liability company, in exchange for 1,357,143 Common Units, 7,142,857 Subordinated Units and the right to receive $4.0 million in reimbursement for certain capital expenditures.
      (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units issued pursuant to the Over-Allotment Option, the Common Units and Subordinated Units issued pursuant to Section 5.2(a), any Class B Units issued pursuant to Section 5.11 and any Common Units issued upon conversion of Class B Units), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.
      Section 5.3     Contributions by Initial Limited Partners.
      (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.
      (b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital

Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to purchase United States Treasury and other qualifying securities, which will be assigned as collateral to secure borrowings that are, in turn, used to redeem at the Issue Price per Initial Common Unit, on a Pro Rata basis, from DCP LP Holdings, LP that number of Common Units held by DCP LP Holdings, LP equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).
      (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 9,000,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 1,350,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 7,142,857 Subordinated Units issuable to pursuant to Section 5.2 hereof, (iv) the 1,357,143 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.
      Section 5.4     Interest and Withdrawal.
      No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.
      Section 5.5     Capital Accounts.
      (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.
      (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.
      (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred

Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

      (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.
      Section 5.6     Issuances of Additional Partnership Securities.
      (a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.
      (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

      (c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Class B Units pursuant to Section 5.11 and the conversion of Class B Units into Common Units pursuant to the terms of this Agreement, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (v) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.
      (d) No fractional Units shall be issued by the Partnership.
      Section 5.7     Conversion of Subordinated Units.
      (a) A total of 50% of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2007, in respect of which:

(i) distributions of Available Cash from Operating Surplus under Section 6.4(a) on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units during such periods;

(ii) the Adjusted Operating Surplus for each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis and the General Partner Units, with respect to such periods; and

(iii) there are no Cumulative Common Unit Arrearages.
      (b) An additional 50% of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2008, in respect of which:

(i) distributions of Available Cash from Operating Surplus under Section 6.4(a) on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units with respect to each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded 125% of the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units during such periods;

(ii) the Adjusted Operating Surplus for each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded 125% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis and the General Partner Units, with respect to such periods; and

(iii) there are no Cumulative Common Unit Arrearages;
provided, however, that the conversion of Subordinated Units pursuant to this Section 5.7(b) may not occur until at least one year following the end of the last four-Quarter period in respect of which conversion of Subordinated Units pursuant to Section 5.7(a) occurred.
      (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.7(a) or (b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.
      (d) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.7(a) or (b) shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.
      (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.
      (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b) and Section 6.7(c).
      Section 5.8     Limited Preemptive Right.
      Except as provided in this Section 5.8 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.
      Section 5.9     Splits and Combinations.
      (a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.
      (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
      (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.
      (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).
      Section 5.10     Fully Paid and Non-Assessable Nature of Limited Partner Interests.
      All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.
      Section 5.11     Issuance of Class B Units in Connection with Reset of Incentive Distribution Rights.
      (a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Class B Units derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for each of the two full Quarters immediately preceding the giving of the Reset Notice (the number of Class B Units determined by such quotient is referred to herein as the “Aggregate Quantity of Class B Units”). The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Class B Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).
      (b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, as the case may be, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Class B Units which each holder of Incentive Distribution Rights will be entitled to receive.
      (c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of Class B Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice, and the Partnership shall issue Certificates for the Class B Units to the holder or holders of the Incentive Distribution Rights; provided, however, that the issuance of Class B Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of the Common Units into which the Class B Units are convertible pursuant to Section 5.11(f) by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.
      (d) In the event that the principal National Securities Exchange upon which the Common Units are then traded have not approved the listing or admission for trading of the Common Units into which the Class B

Units are convertible pursuant to Section 5.11(f) on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Securities having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of Class B Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Securities into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).
      (e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Securities pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.
      (f) Any holder of Class B Units shall have the right to elect, by giving written notice to the General Partner, to convert all or a portion of the Class B Units held by such holder, at any time following the first anniversary of the issuance of such Class B Units, into Common Units on a one-for-one basis, such conversion to be effective on the second Business Day following the General Partner’s receipt of such written notice.
ARTICLE VI
Allocations and Distributions
      Section 6.1     Allocations for Capital Account Purposes.
      For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.
      (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii) Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii) Third, the balance, if any, 100% to the General Partner and to the Unitholders, in accordance with their respective Percentage Interests.

      (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(iii) Third, the balance, if any, 100% to the General Partner.
      (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made;
provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Class B Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Class B Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until the Capital Account in respect of each Class B Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, and (2) the Minimum Quarterly Distribution for the Quarter during which the

Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(b)(i) with respect to such Class B Unit for such Quarter;

(D) Fourth, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (D), until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(E) Fifth, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter defined as the “First Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(G) Seventh, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (G), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) (the sum of (1) and (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(H) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (H).

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (A), until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Class B Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B) until the Capital Account in respect of each Class B Unit then Outstanding has been reduced to zero;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B) until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

(D) Fourth, the balance, if any, 100% to the General Partner.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) there shall be allocated income and gain to each Unitholder receiving such greater cash or property distribution until the aggregate amount of such items allocated pursuant to this Section 6.1(d)(iii)(A) for the current taxable year and all previous taxable years is equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated income and gain in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs by (y) the sum of 100 less the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) At the election of the General Partner with respect to any taxable period ending upon, or after, the conversion of the Class B Units pursuant to Section 5.11(f), all or a portion of the remaining items of Partnership income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii) and Section 6.1(d)(x)(A), shall be allocated 100% to the holder or holders of the Common Units resulting from the conversion pursuant to Section 5.11(f) (“Converted Common Units”) in the proportion of the number of the Converted Common Units held by such holder or holders to the total number of Converted Common Units then Outstanding, until each such holder has been allocated an amount of income or gain that increases the Capital Account maintained with respect to such Converted Common Units to an amount equal to the product of (A) the number of Converted Common Units held by such holder and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Converted Common Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the receipt of Common Units pursuant to Section 5.11(f).

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1.

Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).
      Section 6.2 Allocations for Tax Purposes.
      (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

      (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or Section 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities, except with respect to goodwill contributed to the Partnership upon formation.

      (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.
      (d) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.
      (e) In accordance with Treasury Regulation Section 1.1245-1(e), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

      (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.
      (g) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.
      (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.
      Section 6.3     Requirement and Characterization of Distributions; Distributions to Record Holders.
      (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2005, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.
      (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.
      (c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.
      (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
      Section 6.4     Distributions of Available Cash from Operating Surplus.
      (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.6 in respect of other Partnership Securities issued pursuant thereto:

(i) First, to the General Partner and the Unitholders holding Common Units, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the General Partner and the Unitholders holding Common Units, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to the General Partner and the Unitholders holding Subordinated Units, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);
provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).
      (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5	Distributions of Available Cash from Capital Surplus.
      Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed to the General Partner and all Unitholders holding Common Units, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6	Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.
      (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.
      (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7	Special Provisions Relating to the Holders of Subordinated Units and Class B Units.
      (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to

Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A), 6.7(b) and 6.7(c).
      (b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).
      (c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer such Common Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.
      (d) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holders of Class B Units shall have all the rights and obligations of a Unitholder holding Common Units; provided, however, that immediately upon the conversion of Class B Units into Common Units pursuant to Section 5.11, the Unitholders holding a Class B Unit shall possess all the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Class B Units shall remain subject to the provisions of Sections 6.1(d)(x)(B) and 6.7(e).
      (e) The holder or holders of Common Units resulting from the conversion pursuant to Section 5.11(f) of any Class B Units pursuant to Section 5.11 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer such Common Units until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(d), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units, including the application of Section 6.1(d)(x)(B); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8	Special Provisions Relating to the Holders of Incentive Distribution Rights.
      Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Section 6.4(b)(iii), (iv) and (v), and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

      Section 6.9     Entity-Level Taxation.
      If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.
ARTICLE VII
Management and Operation of Business
      Section 7.1     Management.
      (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the

General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

      (b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

      Section 7.2     Certificate of Limited Partnership.
      The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.
      Section 7.3     Restrictions on the General Partner’s Authority.
      Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Section 4.6, 11.1 and Section 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.
      Section 7.4     Reimbursement of the General Partner.
      (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.
      (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.
      (c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner, Group Member or any Affiliates in each case for the benefit of employees of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.
      Section 7.5     Outside Activities.
      (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.
      (b) Each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.
      (c) Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee (including the General Partner). No Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.
      (d) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

      (e) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.
      Section 7.6     Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.
      (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.
      (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).
      (c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.
      Section 7.7     Indemnification.
      (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided,further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

      (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.
      (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
      (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.
      (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.
      (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.
      (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
      (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.
      (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.8     Liability of Indemnitees.
      (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

      (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.
      (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.
      (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9	Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.
      (a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.
      (b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

      (c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.
      (d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.
      (e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.
      (f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10	Other Matters Concerning the General Partner.
      (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.
      (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

      Section 7.11     Purchase or Sale of Partnership Securities.
      The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. Such Partnership Securities shall be held by the Partnership as treasury securities unless they are expressly cancelled by action of an appropriate officer of the General Partner. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12	Registration Rights of the General Partner and its Affiliates.
      (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (b) If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.
      (d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
      (e) The provisions of Section 7.12(a), Section 7.12(b) and Section 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.
      (f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
      (g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.
      Section 7.13     Reliance by Third Parties.
      Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially.

Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.
ARTICLE VIII
Books, Records, Accounting and Reports
      Section 8.1     Records and Accounting.
      The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
      Section 8.2     Fiscal Year.
      The fiscal year of the Partnership shall be a fiscal year ending December 31.
      Section 8.3     Reports.
      (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.
      (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX
Tax Matters
      Section 9.1     Tax Returns and Information.
      The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.
      Section 9.2     Tax Elections.
      (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.
      (b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.
      Section 9.3     Tax Controversies.
      Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.
      Section 9.4     Withholding.
      Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.
ARTICLE X
Admission of Partners
      Section 10.1     Admission of Limited Partners.
      (a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.9 hereof.
      (b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.
      (c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).
      Section 10.2     Admission of Successor General Partner.
      A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.
      Section 10.3     Amendment of Agreement and Certificate of Limited Partnership.
      To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI
Withdrawal or Removal of Partners
      Section 11.1     Withdrawal of the General Partner.
      (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.
If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.
      (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Mountain Standard Time, on December 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.
      Section 11.2     Removal of the General Partner.
      The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units and Class B Units, if any, voting as a single class and a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.
      Section 11.3     Interest of Departing General Partner and Successor General Partner.
      (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.
      For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.
      (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.
      (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.
      Section 11.4     Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.
      Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.
      Section 11.5     Withdrawal of Limited Partners.
      No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.
ARTICLE XII
Dissolution and Liquidation
      Section 12.1     Dissolution.
      The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or Section 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.
      Section 12.2     Continuation of the Business of the Partnership After Dissolution.
      Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

      Section 12.3     Liquidator.
      Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units, Class B Units (if any), and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units, Class B Units (if any), and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.
      Section 12.4     Liquidation.
      The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

      Section 12.5     Cancellation of Certificate of Limited Partnership.
      Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.
      Section 12.6     Return of Contributions.
      The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.
      Section 12.7     Waiver of Partition.
      To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.
      Section 12.8     Capital Account Restoration.
      No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.
ARTICLE XIII
Amendment of Partnership Agreement; Meetings; Record Date
      Section 13.1     Amendments to be Adopted Solely by the General Partner.
      Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6, including any amendment that the General Partner determines is necessary or appropriate in connection with (i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution pursuant to the provisions of Section 5.11, (ii) the implementation of the provisions of Section 5.11 or (iii) any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Securities pursuant to Section 5.6, provided that, with respect to this clause (iii), the modifications to the Incentive Distribution Rights and the related issuance of Partnership Securities have received Special Approval;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

      Section 13.2     Amendment Procedures.
      Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.
      Section 13.3     Amendment Requirements.
      (a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.
      (b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.
      (c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.
      (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.
      (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.
      Section 13.4     Special Meetings.
      All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.
      Section 13.5     Notice of a Meeting.
      Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.
      Section 13.6     Record Date.
      For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.
      Section 13.7     Adjournment.
      When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.
      Section 13.8     Waiver of Notice; Approval of Meeting; Approval of Minutes.
      The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.
      Section 13.9     Quorum and Voting.
      The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.
      Section 13.10     Conduct of a Meeting.
      The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.
      Section 13.11     Action Without a Meeting.
      If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.
      Section 13.12     Right to Vote and Related Matters.
      (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.
      (b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.
ARTICLE XIV
Merger, Consolidation or Conversion
      Section 14.1     Authority.
      The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.
      Section 14.2     Procedure for Merger, Consolidation or Conversion.
      (a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity.
      (b) If the General Partner shall determine to consent to the merger or consolidation, the General partner shall approve the Merger Agreement, which shall set forth:

(i) name and state of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.
      (c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.
      Section 14.3     Approval by Limited Partners.
      (a) Except as provided in Sections 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.
      (b) Except as provided in Section 14.3(d), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.
      (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or articles of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.
      (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.
      (e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.
      (f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.
      Section 14.4     Certificate of Merger.
      Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or articles of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.
      Section 14.5     Effect of Merger, Consolidation or Conversion.
      (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

      (b) At the effective time of the articles of conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Units that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.
ARTICLE XV
Right to Acquire Limited Partner Interests
      Section 15.1     Right to Acquire Limited Partner Interests.
      (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner

Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
      (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).
      (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.
ARTICLE XVI
General Provisions

Section 16.1	Addresses and Notices.
      Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2	Further Action.
      The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
      Section 16.3     Binding Effect.
      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
      Section 16.4     Integration.
      This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
      Section 16.5     Creditors.
      None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.
      Section 16.6     Waiver.
      No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.
      Section 16.7     Third-Party Beneficiaries.
      Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.
      Section 16.8     Counterparts.
      This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereto.

      Section 16.9     Applicable Law.
      This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.
      Section 16.10     Invalidity of Provisions.
      If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
      Section 16.11     Consent of Partners.
      Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.
      Section 16.12     Facsimile Signatures.
      The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

DCP MIDSTREAM GP, LP

By: DCP MIDSTREAM GP, LLC

By:

Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

DUKE ENERGY FIELD SERVICES, LLC

By:

Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.2(a) hereof.

DCP LP HOLDINGS, LP

By:	DUKE ENERGY FIELD SERVICES, LLC

Name:
Title:

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
DCP Midstream Partners, LP
Certificate Evidencing Common Units
Representing Limited Partner Interests in
DCP Midstream Partners, LP

No.	Common Units
In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that  (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 370 17th Street, Suite 2775, Denver, Colorado 80202. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.
      THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF DCP MIDSTREAM PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF DCP MIDSTREAM PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE DCP MIDSTREAM PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). DCP MIDSTREAM GP LLC, THE GENERAL PARTNER OF DCP MIDSTREAM PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF DCP MIDSTREAM PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.
      The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

      This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated: Countersigned and Registered by: American Stock Transfer & Trust Company By: as Transfer Agent and Registrar By: Authorized Signature	DCP Midstream Partners, LP By: DCP Midstream GP, LP By: DCP Midstream GP, LLC, its General Partner By: By: American Stock Transfer & Trust Company By: Name: By: Secretary
[Reverse of Certificate]
ABBREVIATIONS
      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common TEN ENT — as tenants by the entireties JT TEN — as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor) under Uniform Gifts/Transfers to CD Minors Act (State)
      Additional abbreviations, though not in the above list, may also be used.
ASSIGNMENT OF COMMON UNITS OF
DCP MIDSTREAM PARTNERS, LP
      FOR VALUE RECEIVED,                     hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)
                 Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                     as its attorney-in-fact with full power of substitution to transfer the same on the books of DCP Midstream Partners, LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15	(Signature) (Signature)
      No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B
GLOSSARY OF TERMS
      adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a)	increase operating surplus by any net decreases made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period;

(b)	decrease operating surplus by any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

(c)	increase operating surplus by any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted operating surplus does not include the portion of operating surplus described in subpart (a)(2) of the definition of “operating surplus” in this Appendix B.
      available cash: For any quarter ending prior to liquidation:
      (a) the sum of:

(1) all cash and cash equivalents of DCP Midstream Partners, LP and its subsidiaries on hand at the end of that quarter; and

(2) if our general partner so determines all or a portion of any additional cash or cash equivalents of DCP Midstream Partners, LP and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of DCP Midstream Partners, LP and its subsidiaries (including reserves for future capital expenditures and for future credit needs of DCP Midstream Partners, LP and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which DCP Midstream Partners, LP or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;
provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
      Bbls: Barrels.
      Btu: British Thermal Units.
      capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a Class B unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, a Class B unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in DCP Midstream Partners, LP held by a partner.

      capital surplus: All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.
      closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.
      condensate: Similar to crude oil and produced in association with natural gas gathering and processing.
      cumulative common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
      current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
      interim capital transactions: The following transactions if they occur prior to liquidation:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for items purchased on open account in the ordinary course of business) by DCP Midstream Partners, LP or any of its subsidiaries;

(b)	sales of equity interests by DCP Midstream Partners, LP or any of its subsidiaries;

(c)	sales or other voluntary or involuntary dispositions of any assets of DCP Midstream Partners, LP or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d)	the termination of interest rate swap agreements;

(e)	capital contributions; and

(f)	corporate reorganizations or restructurings.
      MMBbls: One million barrels.
      MMBtu: One million British Thermal Units.
      MMcf: One million cubic feet of natural gas.
      MBbls/d: One thousand barrels per day.
      MMBtu/d: One million British Thermal Units per day.
      MMcf/d: One million cubic feet per day.
      NGLs: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

      operating expenditures: All of our expenditures and expenditures of our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, non-pro rata repurchase of units, interest payments and maintenance capital expenditures, subject to the following:

(a)	Payments (including prepayments) of principal of and premium on indebtedness will not constitute operating expenditures.

(b)	Operating expenditures will not include:

(1)	expansion capital expenditures;

(2)	payment of transaction expenses relating to interim capital transactions; or

(3)	distributions to unitholders.
      Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.
      operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of:

(1)	all cash receipts of DCP Midstream Partners, LP and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(2)	an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all units (including general partner units) and incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; less

(b)	the sum of:

(1)	operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2)	the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to DCP Midstream Partners, LP or our subsidiaries or disbursements on behalf of DCP Midstream Partners, LP or our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.
      residue gas: The pipeline quality natural gas remaining after natural gas is processed.
      subordination period: The subordination period will extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter beginning after December 31, 2010 for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four quarter periods, immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.
      throughput: The volume of natural gas or NGLs transported or passing through a pipeline, plant, terminal or other facility in an economically meaningful period of time.

9,000,000 Common Units
Representing Limited Partner Interests

PROSPECTUS
                          , 2005

Lehman Brothers
Citigroup

UBS Investment Bank
Wachovia Securities
A.G. Edwards
KeyBanc Capital Markets

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$25,583
NASD filing fee	22,235
New York Stock Exchange listing fee	150,000
Printing and engraving expenses	550,000
Fees and expenses of legal counsel	1,300,000
Accounting fees and expenses	2,300,000
Transfer agent and registrar fees	5,000
Miscellaneous	5,000

Total	$4,357,818

Item 14.	Indemnification of Officers and Members of Our Board of Directors.
      The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section Eight of the Underwriting Agreement filed as an exhibit to this registration statement in which DCP Midstream Partners, LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.
      On August 5, 2005, in connection with the formation of DCP Midstream Partners, LP (the “Partnership”), the Partnership issued to (i) DCP Midstream GP, LP the 2% general partner interest in the Partnership for $40 and (ii) Duke Energy Field Services, LLC the 98% limited partner interest in the Partnership for $1,960. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.
      The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1*	—	Certificate of Limited Partnership of DCP Midstream Partners, LP
3.2		—	Form of Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3	.3*	—	Certificate of Limited Partnership of DCP Midstream GP, LP
3	.4*	—	Form of First Amended and Restated Limited Partnership Agreement of DCP Midstream GP, LP
3	.5*	—	Certificate of Formation of DCP Midstream GP, LLC

Exhibit
Number			Description

3	.6*	—	Form of Amended and Restated Limited Liability Agreement of DCP Midstream GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of DCP Midstream Partners, LP Long-Term Incentive Plan
10	.3*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.4*	—	Form of Omnibus Agreement
10	.5*†	—	Natural Gas Gathering Agreement dated June 1, 1987, as amended, between DEFS Asset Holding, LP, successor to the interest of Cornerstone Natural Gas Company and Conoco Phillips, successor to the interest of Phillips Petroleum Company
21	.1*	—	List of Subsidiaries of DCP Midstream Partners, LP
23.1		—	Consent of Deloitte & Touche LLP
23.2		—	Consent of Deloitte & Touche LLP
23.3		—	Consent of Deloitte & Touche LLP
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1*	—	Powers of Attorney (contained on the signature page)
99	.1*	—	Consent of Nominee for Director
99	.2*	—	Consent of Nominee for Director
99	.3*	—	Consent of Nominee for Director
99	.4*	—	Consent of Nominee for Director

*	Previously filed.

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(b)	Financial Statement Schedules.
DCP MIDSTREAM PARTNERS PREDECESSOR
SCHEDULE II — COMBINED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Charged to		Credit to
	Balance at	Combined		Combined
	Beginning of	Statements of	Deductions/	Statements of	Balance at End
	Period	Operations	Other	Operations	of Period

	($ in millions)
September 30, 2005
Allowance for doubtful accounts	$0.2	$0.1	$(0.1)	$—	$0.2
Environmental	—	0.2	(0.1)	—	0.1
Other (a)	1.3	—	(1.0)	—	0.3

	$1.5	$0.3	$(1.2)	$—	$0.6

December 31, 2004
Allowance for doubtful accounts	$0.2	$—	$—	$—	$0.2
Environmental	—	—	—	—	—
Other (a)	1.3	—	—	—	1.3

	$1.5	$—	$—	$—	$1.5

		Charged to		Credit to
	Balance at	Combined		Combined
	Beginning of	Statements of	Deductions/	Statements of	Balance at End
	Period	Operations	Other	Operations	of Period

	($ in millions)
December 31, 2003
Allowance for doubtful accounts	$0.2	$—	$—	$—	$0.2
Environmental	—	0.1	(0.1)	—	—
Other (a)	—	1.3	—	—	1.3

	$0.2	$1.4	$(0.1)	$—	$1.5

December 31, 2002
Allowance for doubtful accounts	$0.6	$—	$(0.3)	$(0.1)	$0.2
Environmental	0.1	—	(0.1)	—	—
Other	—	—	—	—	—

	$0.7	$—	$(0.4)	$(0.1)	$0.2

(a)	Principally consists of other contingency liabilities which are included in Other current liabilities.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with DCP Midstream GP, LP or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to DCP Midstream GP, LP or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
      The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on November 23, 2005.

DCP Midstream Partners, LP

By:	DCP Midstream GP, LP

its General Partner

By:	DCP Midstream GP, LLC

its General Partner

By:	/s/ Michael J. Bradley

Name: Michael J. Bradley
Title: President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Michael J. Bradley Michael J. Bradley President and Chief Executive Officer		Chief Executive Officer (Principal Executive Officer)	November 23, 2005

* Thomas E. Long Vice President and Chief Financial Officer		Chief Financial Officer (Principal Financial Officer)	November 23, 2005

* Patrick J. Welch Vice President and Controller		Controller (Principal Accounting Officer)	November 23, 2005

* Jim W. Mogg		Director	November 23, 2005

*By	/s/ Michael J. Bradley Michael J. Bradley Attorney-in-Fact

INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1*	—	Certificate of Limited Partnership of DCP Midstream Partners, LP
3.2		—	Form of Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3	.3*	—	Certificate of Limited Partnership of DCP Midstream GP, LP
3	.4*	—	Form of First Amended and Restated Limited Partnership Agreement of DCP Midstream GP, LP
3	.5*	—	Certificate of Formation of DCP Midstream GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Agreement of DCP Midstream GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Credit Agreement
10	.2*	—	Form of DCP Midstream Partners, LP Long-Term Incentive Plan
10	.3*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.4*	—	Form of Omnibus Agreement
10	.5*†	—	Natural Gas Gathering Agreement dated June 1, 1987, as amended, between DEFS Asset Holding, LP, successor to the interest of Cornerstone Natural Gas Company and Conoco Phillips, successor to the interest of Phillips Petroleum Company
21	.1*	—	List of Subsidiaries of DCP Midstream Partners, LP
23.1		—	Consent of Deloitte & Touche LLP
23.2		—	Consent of Deloitte & Touche LLP
23.3		—	Consent of Deloitte & Touche LLP
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1*	—	Powers of Attorney (contained on the signature page)
99	.1*	—	Consent of Nominee for Director
99	.2*	—	Consent of Nominee for Director
99	.3*	—	Consent of Nominee for Director
99	.4*	—	Consent of Nominee for Director

*	Previously filed.

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.